Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and between

NRG WHOLESALE GENERATION LP,

as Seller,

GENON ENERGY, INC.,

solely with respect to Section 6.12 (No Solicitation), Section 6.15(c) (Public Announcements) and Article XI (General Provisions)

and

ENTERGY MISSISSIPPI, INC.,

as Purchaser

Dated as of August 21, 2018

i

(continued)

(continued)

(continued)

EXHIBITS AND SCHEDULES

Item	Description

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Deed
Exhibit D	Title Policy Affidavits
Exhibit E	Form of Affidavit of Non-Foreign Status
Exhibit F	Form of Post-Closing Confidentiality Agreement
Exhibit G	Form of Joint Defense Agreement
Exhibit H	Form of Receipt
Exhibit I	Form of Escrow Agreement
Exhibit J	Form of Letter of Credit
Exhibit K	MISO Transition Agreement
Exhibit L	Accounting Matters
Schedule 1.1A	Persons With Seller’s Knowledge
Schedule 1.1B	Persons With Purchaser’s Knowledge
Schedule 1.1C	Certain Permitted Encumbrances
Schedule 1.1D	Description of Project
Schedule 2.1(a)	Owned Real Property
Schedule 2.1(b)	Leased Real Property
Schedule 2.1(c)	Easements
Schedule 2.1(d)	Tangible Personal Property
Schedule 2.1(e)	Purchased Inventory
Schedule 2.1(f)	Purchased Project Contracts
Schedule 2.1(g)	Purchased Permits
Schedule 2.1(i)	Purchased Warranties
Schedule 2.1(k)	Prepaid Items
Schedule 2.1(l)	Emissions Allowances
Schedule 2.2(b)	Specified Excluded Assets
Schedule 2.2(c)	Specified Excluded Project Contracts
Schedule 2.2(h)	Specified Excluded Intellectual Property Rights
Schedule 2.2(l)	Specified Excluded Third Party Claims

v

Schedule 4.4	Compliance With Laws
Schedule 4.5	Seller’s Litigation
Schedule 4.6(d)	Owned Real Property; Pending Actions
Schedule 4.7(a)	Leased Personal Property
Schedule 4.7(e)	Leased Personal Property; Required Consents
Schedule 4.8	Register of Inventory
Schedule 4.9	Project Contract Matters
Schedule 4.10	Permit Matters
Schedule 4.12	Intellectual Property
Schedule 4.13	Seller’s Consents and Seller’s Regulatory Approvals
Schedule 4.14(a)	Condition of Purchased Assets; Defects
Schedule 4.14(b)	Sufficiency of Purchased Assets
Schedule 4.15	Environmental Conditions
Schedule 4.16	Tax Matters
Schedule 4.17(a)	Project Employees
Schedule 4.17(b)	Employee Matters
Schedule 4.17(c)	Employment-Related Claims
Schedule 4.18	Employee Benefits Matters
Schedule 4.19	Insurance Policies
Schedule 4.23	Accounting Breakdown
Schedule 5.4	Purchaser Litigation
Schedule 5.5	Purchaser’s Consents and Purchaser’s Regulatory Approvals
Schedule 6.2	Title Policy Endorsements
Schedule 6.7	Plant Performance Test Protocols and Procedures
Schedule 6.19	Existing Collateral
Schedule 6.21(b)	Accounting Matters
Schedule 6.28	Major Maintenance and Capital Expenditure Activities
Schedule 6.29	Post-Weld Heat Treatment Procedures
Schedule 6.30(e)	Seller’s Foreign Material Exclusion (FME) Procedure

CONFIDENTIAL

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of August 21, 2018, is made and entered into by and between NRG Wholesale Generation, LP, a limited partnership organized and existing under the laws of the State of Delaware (“Seller”), and, solely with respect to Section 6.12 (No Solicitation), Section 6.15(c) (Public Announcements), and Article XI (General Provisions), GenOn Energy, Inc., a corporation organized and existing under the laws of the State of Delaware (“Seller Parent Guarantor”), on the one hand, and Entergy Mississippi, Inc., a corporation organized and existing under the laws of the State of Mississippi (“Purchaser”), on the other hand.  Each of Seller, Seller Parent Guarantor, and Purchaser may be referred to individually as a “Party” or together as the “Parties.”  Capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

WHEREAS, Seller owns the Project (as defined herein); and

WHEREAS, Seller desires to sell, transfer, and assign to Purchaser, and Purchaser desires to purchase and receive from Seller, all of Seller’s right, title, and interest in and to the Project and certain related properties and assets on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Seller Parent Guarantor is an indirect parent of Seller and joins this Agreement for the limited purposes expressly set forth in Section 6.12 (No Solicitation), Section 6.15(c) (Public Announcements), and Article XI (General Provisions) hereunder to induce Purchaser to enter into this Agreement on the terms and conditions set forth herein and acknowledges that it will derive material and substantial benefit from the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the representations, warranties, and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1.                                Certain Defined Terms.  The following terms, when used in this Agreement (or in the Schedules and Exhibits to this Agreement) with initial letters capitalized, have the meanings set forth below:

“2018 Fall Outage” means the two week (estimated as of the Effective Date) outage of the Project that is scheduled to occur in fall 2018 during the specific time period determined by Seller, as such scheduled outage may be rescheduled by Seller from time to time.

“2018 Spring Performance Tests” means the performance tests of the Project that occurred in April 2018.

“Acquisition Proposal” has the meaning set forth in Section 6.12(a).

“Action” means any action, grievance, arbitration, assessment, hearing, claim, demand, suit, proceeding (including any proceeding related to a Permit), citation, summons, subpoena, examination, audit, review, inquiry, or investigation of any nature, civil, criminal, regulatory, or otherwise, in law or in equity, by or before any Governmental Authority or arbitrator.

“Affiliate” has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act; provided, however, that none of NRG or its Affiliates (other than GenOn and its subsidiaries) shall be deemed Affiliates of Seller or its subsidiaries.

“Agreement” means this Asset Purchase Agreement, together with the Schedules and Exhibits hereto.

“Allocation” has the meaning set forth in Section 3.9.

“Alternative Plan” has the meaning set forth in Section 6.30(h).

“Ancillary Agreements” means (i) the Bill of Sale, (ii) the Deed, (iii) the Assignment and Assumption Agreement, (iv) if applicable, the Escrow Agreement, (v) the MISO Agreement, (vi) the Confidentiality Agreement, (vii) the Post-Closing Confidentiality Agreement, and (viii) any and all additional agreements, certificates, documents, and instruments that may be executed and delivered by any Party or any Affiliate thereof at or in connection with the Closing.

“Annual Minimum Variable Fee” has the meaning ascribed to such term in the Purchaser LTSA.

“Annual Variable Fee” has the meaning ascribed thereto in the Purchaser LTSA.

“Approved Contractor” means a qualified independent professional contractor, experienced in estimating casualty or other damage, as the case may be, and the scope and cost of repairs required by the Casualty Event or other occurrence, as the case may be, approved to perform work hereunder pursuant to the terms of this Agreement.

“Appurtenances” means all appurtenances used or connected with the beneficial use or enjoyment of the Land, including (i) any mining, oil, gas, or other minerals relating to the Land or to the surface or subsurface thereof, (ii) any riparian, appropriative, or other water rights appurtenant to the Land and relating to surface or subsurface waters, (iii) development rights and air rights, (iv) any strips, gores, or pieces of property abutting, bounding, or adjacent or contiguous to the Land, (v) any land to the midpoint of the bed of any highway, street, alley, road, or avenue, open or proposed, in front of, abutting, or adjoining the Land, (vi) all wastewater (sewer) treatment capacity and all water capacity assigned to the Land, and (vii) all reversionary interests benefitting the Land.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement, substantially in the form of Exhibit A, to be executed and delivered by Seller and Purchaser at the Closing.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Available FT Capacity” means capacity meeting the Available FT Capacity Requirements from the Available FT Capacity Agreement.

“Available FT Capacity Agreement” means an agreement for FT-1 service between Seller and TETCO that meets the Available FT Capacity Requirements and the other requirements of this Agreement for such agreement, including Section 6.25(a).

“Available FT Capacity Requirements” means service under Rate Schedule FT-1 to be provided by TETCO pursuant to the terms of TETCO’s FERC Gas Tariff with (i) an MDQ amount equal to (a) 42,000 MMBtu/day from TETCO meter no. 75332 to TETCO meter no. 73339 and (b) 65,000 MMBtu/day from TETCO meter no. 75553 to TETCO meter no. 73339 (for an aggregate MDQ amount of 107,000 MMBtu/day), (ii) a price equal to the maximum rate authorized for such FT-1 service under TETCO’s FERC Gas Tariff, (iii) a start date on or prior to November 1, 2019, (iv) a term of eighteen (18) months, subject to any automatic extensions pursuant to TETCO’s FERC Gas Tariff, and (v) the standard shipper creditworthiness requirements set forth in TETCO’s FERC Gas Tariff.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas or such other court having jurisdiction over the Chapter 11 Cases.

“Baseline Inventory Value” has the meaning set forth in Section 3.5.

“Bill of Sale” means a Bill of Sale, substantially in the form of Exhibit B, to be executed and delivered by Seller at the Closing.

“Business” means the business of Seller owning and operating the Project and generating, making available, selling, and delivering electric energy, capacity, capacity-related benefits, and Other Electric Products from the Project.

“Business Day” means, with respect to payments, any day on which Federal Reserve member banks in New York, New York, are open for business, and, with respect to any other matter, a weekday in which the headquarters of the Party required to act hereunder (or, in the case of a specified advance notice or similar requirement, the headquarters of the Party receiving such notice) are scheduled as open for business.

“Calculated Variable Fee” has the meaning ascribed to such term in the Purchaser LTSA.

“Capacity Arrangements” means (i) the Existing FT Capacity, (ii) either (a) the Available FT Capacity or (b) the Shipper Released FT Capacity, as applicable, and (iii) the Lateral FT Capacity.

“Capacity Release Rules” has the meaning set forth in Section 6.4(f).

“Capacity Test Tolerance” means five (5) MW.

“Casualty Event” has the meaning set forth in Section 6.8(b).

“Central Prevailing Time” means standard time or daylight savings time, as applicable to the central time zone.

“CERCLA” means the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq.

“Certificate of Instruction” has the meaning set forth in the Escrow Agreement.

“Chapter 11 Cases” has the meaning ascribed thereto in the Plan.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Inventory Report” means an Inventory Report dated as of the Closing Date.

“Closing Inventory Value” has the meaning set forth in Section 3.5.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Section 4980 of the Code and Section 601 et seq. of ERISA, or similar state law.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any and all agreements, verbal or written, between (i) Seller, Operator, or any of their ERISA Affiliates, on the one hand, and (ii) a trade union, labor organization, collective bargaining representative, or employee representative of any Employee of Seller, Operator, or any of their ERISA Affiliates, on the other hand, concerning terms and conditions of employment of such Employee, as well as all modifications of, or amendments to, such agreements, and any Laws, procedures, awards, or decisions of competent jurisdiction interpreting or applying such agreements.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of September 28, 2017, between GenOn Energy, Inc. and ESI.

“Confirmation Order” means that certain Order confirming the Third Amended Joint Chapter 11 Plan of Reorganization of GenOn and its Debtor Affiliates entered by the Bankruptcy Court on December 12, 2017 (as may be amended, supplemented or otherwise modified from time to time).

“Consenting GenOn Noteholders” has the meaning ascribed thereto in the Plan.

“Consents” means consents, authorizations, approvals, releases, waivers, estoppel certificates, and any similar agreements or approvals.

“Construction and Payment Agreement” means that certain Construction and Payment Agreement, dated August 24, 2016, by and among MISO, Tennessee Valley Authority, Seller, and Purchaser (as transmission owner).

“Consumables” means any and all of the following items of Inventory intended to be used or consumed at the Project in the ordinary course of the conduct of the Business:  lubricants, chemicals, fluids, oils, filters, fittings, connectors, seals, gaskets, hardware, wire, safety equipment, and other similar materials; maintenance, shop, and office supplies; fuel supplies, if any, on hand and stored at, or in transit to, the Project Real Property as of the Closing and intended as feedstock from which to generate electrical power in the ordinary course of the conduct of the Business; and all other materials, supplies, and other items consumed at the Project in the ordinary course of the conduct of the Business.

“Contract” means any binding contract, agreement (including any Collective Bargaining Agreement), purchase order, transaction under a master agreement, license, sublicense, lease, sublease, sale and purchase order, easement, mortgage, security agreement, instrument, guaranty, commitment, understanding, undertaking, or other similar arrangement, whether express or implied, written, electronic, or oral.

“Controlled Group Liabilities” means any and all liabilities of Seller, Operator or any of their respective ERISA Affiliates (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Section 412 of the Code, (iv) under Chapter 43 of the Code, or (v) as a result of a failure to comply with the continuation coverage requirements of Section 601, et seq. of ERISA.

“Credit Amount” has the meaning ascribed thereto in the Purchaser LTSA.

“Creditor Consent” means the irrevocable consent to the consummation of Third-Party Sale Transactions by the Consenting GenOn Noteholders and the GenOn Steering Committee as contemplated by the Plan.

“Cumulative Annual Variable Fee Amount” has the meaning ascribed thereto in the Purchaser LTSA.

“Cumulative Calculated Variable Fee Amount” has the meaning ascribed thereto in the Purchaser LTSA.

“Cure Claims” has the meaning ascribed thereto in the Plan.

“Damaged Portion” has the meaning set forth in Section 6.8(b).

“Deductible” has the meaning set forth in Section 9.1(b).

“Deed” means one or more Deeds, substantially in the form of Exhibit C, conveying each of the Owned Real Properties included in the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances, with legal descriptions suitable for conveyance of such Owned Real Properties of record, to be executed and delivered by Seller at the Closing.

“Defending Party” has the meaning set forth in Section 9.6(e).

“Deliverability Service Request” has the meaning set forth in Section 6.24(b).

“DOJ” has the meaning set forth in Section 6.4(a).

“Easements” has the meaning set forth in Section 2.1(c).

“Effective Date” means the date on which this Agreement has been executed and delivered by Seller, Seller Parent Guarantor, and Purchaser, as specified in the introductory paragraph of this Agreement.

“Electric Interconnection Facilities” means all structures, facilities, equipment, substations, auxiliary equipment, devices, and apparatus directly or indirectly required or installed to interconnect and deliver electric energy from the Project to the applicable delivery points to or on the electrically interconnected Transmission Systems or otherwise, including electric transmission and/or distribution lines, transformation, switching, electric metering equipment, any other metering equipment, communications equipment, and safety equipment, including equipment required to protect (i) the electrical systems to which the Project is connected and its customers from faults occurring at the Project and (ii) the Project from faults occurring on the electrical systems to which the Project is connected or on other electrical systems to which such electrical system is directly or indirectly connected.

“Electrical Interconnection Point” means the point of electrical interconnection between the Project and the Transmission System of Purchaser (as transmission owner), i.e., the Purchaser’s (as transmission owner) side of the last deadend structure of Seller’s 500 kV transmission lines connecting the Project to the Purchaser’s (as transmission owner) 500 kV Wolf Creek substation.

“Emission Allowances” means all authorizations to emit specified units of Hazardous Substances or any other regulated pollutant from the Project or the Project Site, which units are established by a Governmental Authority with jurisdiction over the Project or the Project Site under Environmental Law, including under (i) an air pollution control and emission reduction program, (ii) a program designed to mitigate impairment of water resources, including coastal and inland waters, navigable waters, surface waters, watersheds, well water, or groundwater, or (iii) any other pollution reduction program, in each case regardless of whether the Governmental Authority establishing such authorizations designates such authorizations by a name other than “allowances” (e.g., as offsets or credits).

“Employee” means, with respect to a Person, any individual who would be treated as a full-time, part-time, or other employee of such Person under applicable federal, state, or local Laws, including Tax and employment Laws.  References to Employees include former employees and individuals that become employees during the term of this Agreement.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2).

“Employee Plan” means and includes each Employee Pension Benefit Plan, each Employee Welfare Benefit Plan, and each other plan, Contract, program, fund, or policy,

whether or not subject to ERISA, and whether written or oral, qualified or non-qualified, funded or unfunded, foreign or domestic, providing for compensation or employee benefits, including (i) severance pay or other severance benefits, retention, stay pay, salary continuation, change in control payments or benefits, bonuses, commissions, profit-sharing, equity options, employee stock ownership, or other forms of cash or equity-based compensation or incentives; (ii) vacation or vacation pay, holiday or holiday pay, paid or unpaid sick leave, or other paid or unpaid time-off; (iii) health, welfare, medical, vision, dental, disability, reimbursement, life, accidental death and dismemberment, employee assistance, wellness, educational assistance, relocation, or fringe benefits or perquisites, including post-employment benefits; or (iv) compensation, deferred compensation, defined benefit or defined contribution, thrift savings, retirement, supplemental retirement, early retirement or pension benefits, or equity grants, in each case that covers any Employee of Seller, Operator, or any of their respective ERISA Affiliates, or that is maintained, administered, sponsored, made available, or with respect to which (a) contributions are made or required to be made by Seller, Operator, or any of their respective ERISA Affiliates in respect of Employees or their beneficiaries, (b) Seller, Operator, or any of their respective ERISA Affiliates is a participating employer, or (c) Seller, Operator, or any of their respective ERISA Affiliates has any ongoing Liability whatsoever.

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1).

“Encumbrances” means any and all mortgages, deeds of trust, pledges, assessments, claims, security interests, options, warrants, purchase rights (including rights of first refusal, rights of first offer and other preferential purchase rights), liens (statutory or otherwise), royalties, franchises, conditional and installment sales agreements, title retention agreements, easements, licenses, use agreements, crossing agreements, voting trusts or agreements, mineral reservations, activity and use restrictions and limitations, transfer restrictions, exceptions, rights-of-way, deed restrictions, defects or imperfections of title, encumbrances, leases, proxies, and charges of any kind.

“Entergy Operating Companies” means, as of the Effective Date, Entergy Arkansas, Inc., Entergy Louisiana, LLC, Purchaser, Entergy New Orleans, LLC, and Entergy Texas, Inc.

“Environment” means any of the following media and any living organism or systems supported by any such media:  (i) land, including surface land, sub-surface strata, sea bed and riverbed under water (as described in clause (ii) hereof); (ii) water, including coastal and inland waters, navigable waters, surface waters, ground waters, drinking water supplies and water in drains and sewers, surface and sub-surface strata; and (iii) air, including indoor and outdoor air and air within buildings and other man-made or natural structures above or below ground.

“Environmental Assessment” means a “Phase I” environmental site assessment with respect to the Project and the Project Real Property, dated not more than one hundred eighty (180) days prior to the Closing Date, that may be commissioned in the sole and absolute discretion of Purchaser and prepared by the Environmental Consultant on behalf of Seller and Purchaser for purposes of, among other things, satisfying CERCLA § 101(35)(B), 42 U.S.C. § 9601(35)(B) and the regulations thereunder defining “all appropriate inquiry,” 40 C.F.R. Part 312, and ASTM E1527-13; provided, however, for the avoidance of doubt, the environmental site assessment shall not include any “Phase II” or other intrusive environmental investigation or sampling, testing, or collection of any environmental media but may include air samples taken on or related to the Project Real Property solely to the extent that a Phase I environmental site assessment identifies an Environmental Condition that warrants taking of air samples.

“Environmental Claim” means any written notice, claim, suit (whether in law or in equity), demand, or other communication by any Person alleging or asserting a Party’s or any other Person’s actual or potential Liability for investigation, response, investigation costs, cleanup or Remediation costs, compliance costs, enforcement costs, response costs, fees, defense costs, capital expenditures (whether incurred to construct, repair, restore, replace, Remediate, or modify any of the Purchased Assets as necessary for a Party to perform its obligations under this Agreement or otherwise) or the funding necessary therefor, actual damages, consequential damages, punitive damages, claims for contribution or indemnity, damages to natural resources or other property, personal injuries (including those arising from or related to toxic torts), fines, or penalties, based on or resulting from, in whole or in part, (i) the presence or Release of any Hazardous Substance at any location, whether or not on property owned by such Person, or (ii) circumstances forming the basis of any violation or alleged violation of or legal Liability pursuant to any Environmental Law, including claims for Remediation or costs associated with Remediation.

“Environmental Condition” means the presence or Release of a Hazardous Substance in the Environment on, at, above, under, or from the Project or the Project Real Property or as a result of the conduct of the Business that is in violation of an Environmental Law or not allowed, approved, or permitted by an Environmental Law for which there is an obligation under Environmental Laws to engage in any monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, reporting, response, or restorative work, or with respect to which a Governmental Authority with jurisdiction over such matter has imposed in writing requirements or obligations under Environmental Laws.

“Environmental Consultant” means ERM Southwest, Inc., or such other recognized environmental consulting firm as shall be selected by Purchaser and reasonably acceptable to Seller.

“Environmental Laws” means all Laws and Environmental Permits, whether of federal, state, or local issuance, relating to pollution or protection of the Environment, natural resources, or human health and safety (to the extent related to Hazardous Substances), including remediation standards and treaties and international agreements to the extent having force of law, and any applicable legally binding judicial or administrative interpretation thereof, including such applicable Orders, consent decrees, or judgments, relating to pollution or for the protection of the Environment (including natural resources) or human health and safety (to the extent related to Hazardous Substances), including Laws relating to Releases of Hazardous Substances or the manufacture, processing, distribution, use, treatment, storage, transport, disposal, or handling of Hazardous Substances, including CERCLA, the Federal Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629, the Oil Pollution Act, 33 U.S.C. § 2701 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Federal Insecticide, Fungicide,

and Rodenticide Act (7 U.S.C. § 136 et seq.), the Solid Waste Disposal Act (42 U.S.C. § 6901 et seq.), the Occupational Safety and Health Act (20 U.S.C. § 651 et seq.) (to the extent related to Hazardous Substances), the Safe Drinking Water Act, 42 U.S.C. § 300f through 300j, the Mississippi Air and Water Pollution Control Law, Miss. Code Ann. § 49-17-1 et seq., the Mississippi Solid Wastes Disposal Law of 1974, Miss. Code Ann. § 17-17-1. et seq., and any and all similar Laws of the United States of America, the State of Mississippi, or any other Governmental Authority having jurisdiction over the Project, the Project Real Property, Seller (solely with respect to the Project or Project Real Property), or the Business.

“Environmental Liability” means any Loss that (i) arises under or relates to any Environmental Condition or any related Environmental Claim or (ii) is attributable to any event, action, or omission occurring or condition or circumstance in violation of any Environmental Law.

“Environmental Permit” means any Permit required, issued, or administratively continued under or in connection with any Environmental Law, including any Order, consent decree, judgment, or binding agreement issued or entered into by a Governmental Authority under any applicable Environmental Law relating to the Project or the Project Site.

“ERIS” means energy resource interconnection service (as defined in the MISO Tariff).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is or ever has been (i) a member of a “controlled group of corporations” or under “common control” or a member of an “affiliated service group” (within the meaning of Sections 414(b), (c), or (m) of the Code) with Seller, Operator, or any of their respective Affiliates, (ii) required to be aggregated with Seller, Operator, or any of their respective Affiliates under Section 414(o) of the Code, (iii) under “common control” with Seller, Operator, or any of their respective Affiliates within the meaning of Section 4001(a)(14) of ERISA, or (iv) treated as, or deemed to be, a single employer with Seller or any of its Affiliates within the meaning of Section 4001(b)(1) of ERISA or Section 414 of the Code; it being understood and agreed that, notwithstanding anything in this Agreement to the contrary, NRG and its Affiliates are Affiliates of Seller and its subsidiaries for purposes of this definition of “ERISA Affiliate.”

“Escrow Account” means the account established and to be maintained by the Escrow Agent pursuant to the Escrow Agreement.

“Escrow Agent” means Wells Fargo, National Association, or such other escrow agent that is mutually designated by Seller and Purchaser between the Effective Date and the Closing.

“Escrow Agreement” means the Escrow Agreement, in the form of Exhibit I, to be executed and delivered by Escrow Agent, Seller and Purchaser: (i) at the Closing if Seller timely elects (or is deemed to have elected) in accordance with Section 6.26 to support its post-Closing obligations under this Agreement by paying the Escrow Amount to the Escrow Agent for deposit into the Escrow Account or (ii) on the Escrow Swap Date if Seller timely elects at Closing to support its post-Closing obligations under this Agreement by delivering a Letter of Credit and subsequently elects to replace such Letter of Credit by paying the Letter of Credit Swap Amount to the Escrow Agent for deposit into the Escrow Account, in each case, as amended by such changes as may be mutually agreed to by Escrow Agent, Seller and Purchaser.

“Escrow Amount” has the meaning set forth in Section 3.3(a).

“Escrow Fund” has the meaning set forth in the Escrow Agreement.

“Escrow Swap Amount” has the meaning set forth in Section 6.26(c)(i).

“Escrow Swap Date” has the meaning set forth in Section 6.26(c)(ii).

“ESI” means Entergy Services, Inc.

“Estimated Closing Adjustment” has the meaning set forth in Section 3.8(a).

“Estimated Closing Statement” has the meaning set forth in Section 3.8(a).

“Estimated Purchase Price” has the meaning set forth in Section 3.8(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Excluded Project Contracts” has the meaning set forth in Section 2.2(c).

“Existing FT Agreement” means that certain Agreement with TETCO whereby Seller will obtain the Existing FT Capacity from ELA or WLA to M1 as replacement shipper under a partial segmented permanent release of capacity from:  (i) that certain Service Agreement for Rate Schedule FT-1 911503-R1, dated as of June 1, 2018, by and between Kestrel Acquisition, LLC (“Kestrel”) and TETCO; (ii) that certain Service Agreement for Rate Schedule FT-1 911504-R1, dated as of June 1, 2018, by and between Kestrel and TETCO; and (iii) that certain Service Agreement for Rate Schedule FT-1 911505-R1, dated as of June 1, 2018, by and between Kestrel and TETCO (collectively, the “TETCO FT-1s”), or any similar arrangements whereby Seller will obtain from TETCO an MDQ amount of 33,000 MMBtu/day of capacity from ELA or WLA to M1 on terms of FT service that are the same as, or more favorable to the Project than, those provided to the Project pursuant to the TETCO FT-1s.

“Existing FT Capacity” means an MDQ amount of 33,000 MMBtu/day of capacity from the Existing FT Agreement.

“Existing Survey” means that certain ALTA/ACSM Land Title Survey prepared by J.D. Brewer Jr. of Pickering Firm, Inc. dated June 25, 2007.

“Existing Title Commitment” means that certain Title Insurance Commitment issued by First American Title Insurance Company dated May 15, 2017 and being File no.: NCS-842562-8-CHI2.

“Existing TVA GIA” means the Generator Interconnection Agreement specific to the Project, dated July 7, 2003, by and between TVA and Seller, including all agreements, exhibits, and attachments thereto.

“Exit Structure” has the meaning set forth in the Plan.

“Expiration Date” means 11:59:59 p.m. Central Prevailing Time on the date that is twenty-four (24) months after the Effective Date.

“Federal Power Act” means the Federal Power Act (16 U.S.C. § 791 et seq.).

“FERC” means the Federal Energy Regulatory Commission or its successor.

“FERC Waiver” has the meaning set forth in Section 6.4(f).

“Final Order” means an Order (i) that has not been reversed, stayed, enjoined, set aside, annulled, or suspended, (ii) with respect to which any waiting period prescribed by Law before the transactions contemplated by this Agreement can be consummated has expired, (iii) as to which all conditions to the consummation of such transactions prescribed by Law have been satisfied, (iv) as to which the applicable Governmental Authority does not have the Order under reconsideration or rehearing on its own motion, and (v) as to which no request for judicial review, appeal, or request for stay of such Order is pending or in effect and the deadline for filing any such appeal or request has passed; provided that, with the prior written consent of Purchaser, which consent may be granted or withheld in Purchaser’s sole discretion, an Order granting approval of the transactions contemplated by this Agreement may be deemed a Final Order during the pendency of any appeals period, reconsideration or rehearing, application or request for review, or notice of appeal or other judicial petition for review.

“Final Project Performance Test” has the meaning set forth in Section 6.7(h).

“Final Project Performance Test Results” has the meaning set forth in Section 6.7(h).

“Final Release Date” has the meaning set forth in the Escrow Agreement.

“Final Sale Order” has the meaning ascribed thereto in Section 7.19.

“Financing Encumbrances” means the Encumbrances affecting any Purchased Asset that were granted in connection with any Person’s Indebtedness.

“FLSA” has the meaning set forth in Section 4.17(a).

“FT” means firm transportation.

“FTC” has the meaning set forth in Section 6.4(a).

“Fucich” means Fucich LLC.

“Fuel” means natural gas of sufficient quality to meet all technical specifications of the Project.

“Fundamental Purchaser Representations” has the meaning set forth in Section 9.2(b).

“Fundamental Seller Representations” has the meaning set forth in Section 9.1(b).

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, applied on a consistent basis.

“Gas Interconnection Facilities” means all structures, pipelines, facilities, equipment, auxiliary equipment, devices, and apparatus directly or indirectly required or installed to interconnect and deliver natural gas from the applicable natural gas delivery points for natural gas from the sixteen-inch (“16”) natural gas pipeline of TETCO that (i) is located on the Project Site and (ii) serves the Project’s electrical generation units.

“GEII” means General Electric International, Inc.

“GenOn Steering Committee” has the meaning ascribed thereto in the Plan.

“Good Industry Practices” means those practices, methods, standards and acts engaged in or approved by a significant portion of the electric power generation industry in the Southeast Gulf Coast region of the United States during the relevant time period that, in the exercise of reasonable judgment in light of the facts known at the time the decision is made, could reasonably have been expected to accomplish a desired result consistent with good business practices, reliability, and safety and in compliance with applicable Laws (including applicable Permits).  Good Industry Practices are not limited to the optimum practices, methods, or acts to the exclusion of others, but rather to those practices, methods, and acts generally engaged in or approved in the Southeast Gulf Coast region of the United States during the relevant time period or that would have reasonably been expected to accomplish a desired result, as described in the immediately preceding sentence.

“Governmental Authority” means any federal, state, local, foreign, or other governmental subdivision, regulatory or administrative agency, commission, body, court (including the Bankruptcy Court), tribunal, arbitral panel, or other authority (including MDEQ, MPSC, FERC, NERC, and SERC, any balancing authority (including MISO) and any other transmission provider) exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, Tax, or other authority or power over the matters specified or, if such matters are not specified, over Seller, Purchaser, or their respective Affiliates, each to the extent related to the Project, the Project Site, the Transactions, or any related matter, and each as applicable.

“Guaranteed Emissions Limits” means, with respect to the Project, the Guaranteed Project CO Emission Rate, and the Guaranteed Project NOx Emission Rate.

“Guaranteed Project Capacity” means a Project Capacity of 810 MW.

“Guaranteed Project CO Emission Rate” means, with respect to the Project, a Project CO Emission Rate (in lbs./MMBtu) within the limits specified for the Project in the Title V Construction Prevention of Significant Deterioration (PSD) Permit No. 0400-0018.

“Guaranteed Project Heat Rate” means a Project Heat Rate of 7,209 Btu/kWh (HHV).

“Guaranteed Project NOx Emission Rate” means, with respect to the Project, a Project NOx Emission Rate (in lbs./MMBtu) within the limits specified for the Project in the Title V Construction Prevention of Significant Deterioration (PSD) Permit No. 0400-0018.

“Guaranteed Vibration Limit” means (i) the Guaranteed Vibration Limit (Full Load) and (ii) the Guaranteed Vibration Limit (Start-Up and Coast Down).

“Guaranteed Vibration Limit (Full Load)” means (i) with respect to each bearing of the steam turbine and related generator in the Project, a Vibration Level (Full Load) not to exceed 6 mils and (ii) with respect each bearing of each combustion turbine and related generator in the Project, a Vibration Level (Full Load) not to exceed 0.5 inches per second.

“Guaranteed Vibration Limit (Start-Up and Coast-Down)” means (i) with respect to all “rotor critical speeds” of each bearing of the steam turbine and related generator in the Project, a Vibration Level (Start-Up and Coast-Down) not to exceed 10 mils and (ii) with respect to all “rotor critical speeds” of each bearing of each combustion turbine and related generator in the Project, a Vibration Level (Start-Up and Coast-Down) not to exceed 1.0 inches per second.

“Hazardous Substance” means any hazardous or toxic substance or waste, any contaminant or pollutant, or any chemical, element, compound, mixture, or substance, whether solid, liquid, or gaseous, regulated as toxic, hazardous, or otherwise injurious or deleterious under applicable Environmental Laws, including (i) natural gas, petrochemical or petroleum products, oil, coal ash, radioactive materials, radon gas, friable asbestos or asbestos-containing material, polychlorinated biphenyls, lead-based paint, or urea formaldehyde foam insulation, (ii) any and all chemicals, materials, substances, or wastes defined or regulated as “hazardous substances,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “hazardous wastes,” “extremely hazardous wastes” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “toxic air pollutants,” “pollutants,” “contaminants,” or words of similar meaning and regulatory effect, including as the foregoing may be defined under any Environmental Law, and (iii) any and all other chemicals, materials, wastes, or substances, the exposure to or treatment, storage, transportation, use, disposal, or Release of which is prohibited, limited, or regulated by any applicable Environmental Law.

“Heat Rate Test Tolerance” means seventy-two (72) Btu/kWh.

“HP Evaporator” has the meaning set forth in Section 6.30(a).

“HP Evaporator Minimum Wall Thickness” means a wall thickness with respect to the interconnected tubes comprising the HP Evaporator of at least 0.098”.

“HP Evaporator and LP Economizer Work” has the meaning set forth in Section 6.30(b).

“HRST” means HRST, Inc.

“HRST Recommendations Report” has the meaning set forth in Section 6.30(g).

“HRST Recommended Plan” has the meaning set forth in Section 6.30(g).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (15 U.S.C. § 18a).

“Identified Leak” has the meaning set forth in Section 6.29(a).

“Identified Leak Repair Report” has the meaning set forth in Section 6.29(c).

“Identified Leak Repair Work” has the meaning set forth in Section 6.29(a).

“Imaged Document” has the meaning set forth in Section 11.3.

“Indebtedness” means, with respect any Person, without duplication, (i) the unpaid principal amount of, and accrued interest on, all indebtedness for borrowed money of any such Person, including indebtedness for borrowed money in favor of such Person or any of its Affiliates, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including “earn-out” payments, (iii) commitments or obligations by which any such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit, (iv) payment obligations secured by an Encumbrance on assets or properties of such Person, (v) all obligations of such Person evidenced by bonds, debentures, mortgages, notes or other similar instruments or debt securities, (vi) all unreimbursed obligations in respect of letters of credit and bankers’ acceptances issued for the account of any such Person that have been drawn, (vii) obligations to repay deposits or other amounts advanced by and owing to third parties, (viii) obligations as lessee under capitalized leases, and (ix) all guaranties of any Person in connection with clauses (i) through (viii) above.

“Indemnitee” means a Person entitled to indemnification under this Agreement.

“Indemnitor” means a Person against whom indemnification is sought under this Agreement.

“Independent Accounting Firm” means PricewaterhouseCoopers LLP or such other nationally recognized, independent accounting firm as is mutually appointed by Seller and Purchaser for purposes of this Agreement; provided, however, that such Independent Accounting Firm shall not have been engaged by Seller, Purchaser, or any of their respective Affiliates as its principal auditor during the preceding three (3) years.

“Initial Post-Closing Adjustment” has the meaning set forth in Section 3.8(e).

“Initial Project Performance Test” has the meaning set forth in Section 6.7(d).

“Insurable Real Property” has the meaning set forth in Section 6.6(a).

“Intellectual Property” means intellectual property of any kind or character, including (i) inventions, improvements thereto, and patents, patent applications, and patent disclosures, (ii) trademarks, service marks, trade dress, logos, brand names, trade names, domain names, and corporate names, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) copyrightable works, copyrights, and related applications, registrations, and renewals, and (iv) trade secrets, know-how, and tangible or intangible proprietary business information, software, computer programs, source and object codes, databases, and data.

“Intellectual Property Rights” means (i) all proprietary or other legally enforceable rights with respect to Intellectual Property, including license and similar rights, provided under any Contract relating to the Purchased Assets or any other Law under any jurisdiction that provides protective or other rights with respect to Intellectual Property, including patent, copyright, trademark, service mark, design patent, industrial design, and semi-conductor chip, mask work, trade secret, database, and internet Law, and (ii) all rights to sue and recover damages for infringement, dilution, misappropriation, or other violation of such rights.

“Interconnection Facilities” means all of the Electric Interconnection Facilities and Gas Interconnection Facilities.

“Inventory” means any and all of the parts, equipment, supplies, and other items of inventory intended to be used or consumed at the Project in the ordinary course of the conduct of the Business, including (i) Consumables; (ii) new, repaired, or refurbished equipment, components, assemblies, or sub-assemblies; (iii) spare, replacement, or other parts (including capital and non-capital spare parts, including capital and non-capital spare parts to which Seller is entitled under the LTSA); (iv) tools, special tools, or similar equipment; and (v) all associated materials, supplies, and other goods and other similar items of movable property.

“Inventory Report” means an inventory report prepared by Seller in the form set forth in Schedule 2.1(e).

“Knowledge” means the extent of the knowledge, as of the applicable time, of the individuals listed in Schedule 1.1A, with respect to Seller, or Schedule 1.1B, with respect to Purchaser, in each case after the due inquiry by such individuals (or their replacements or successors) or other individuals employed by the applicable Party or any of its Affiliates who would reasonably be expected to have knowledge of such event, fact, circumstance, condition, or other matter.

“Land” has the meaning set forth in Section 2.1(a).

“Lateral FT Capacity” means capacity meeting the Lateral FT Capacity Requirements from the Lateral FT Capacity Agreement.

“Lateral FT Capacity Agreement” means an agreement for Rate Schedule FT-1 service between Seller and TETCO that meets the Lateral FT Capacity Requirements and the other requirements of this Agreement, including Section 6.25(c).

“Lateral FT Capacity Requirements” means Rate Schedule FT-1 service to be provided by TETCO pursuant to the terms of TETCO’s FERC Gas Tariff with (i) an MDQ amount equal to 33,000 MMBtu/day from TETCO meter no. 79108 to TETCO meter no. 73339, (ii) a negotiated demand rate of $0.015/MMBtu/day, (iii) a start date on or prior to November 1, 2019, (iv) a term that ends on October 31, 2022, and (v) the standard shipper creditworthiness requirements set forth in TETCO’s FERC Gas Tariff.

“Laws” means all applicable federal, state, local, municipal, foreign, or other laws, constitutions, statutes, rules, regulations, ordinances, Orders, treaties, codes, and other legal requirements issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Authority, including the common law, Environmental Laws, FERC rules and regulations, MISO Rules, and NERC requirements, including the “reliability standards,” “electric reliability organization rules,” and “regional entity rules” as defined in and promulgated pursuant to 18 C.F.R. Part 39.

“Leased Personal Property” has the meaning set forth in Section 4.7(a).

“Leased Property” has the meaning set forth in Section 4.7(a).

“Leased Real Property” has the meaning set forth in Section 2.1(b).

“Letter of Credit” means an irrevocable, standby letter of credit, in the form attached hereto as Exhibit J, issued by a U.S. commercial bank or the U.S. branch office of a foreign bank, where such letter of credit bank has (i) (A) if such letter of credit bank has a local long-term issuer credit rating by Standard & Poor’s Corporation and senior unsecured long-term debt rating by Moody’s Investor Service, Inc., a local long-term issuer credit rating of “A-” or better by Standard & Poor’s Corporation and a senior unsecured long-term debt rating of “A3” or better by Moody’s Investor Service, Inc. or (B) if such letter of credit bank has a local long-term issuer credit rating by Standard & Poor’s Corporation or a senior unsecured long-term debt rating by Moody’s Investor Service, Inc., but not both, a local long-term issuer credit rating of “A-” or better by Standard & Poor’s Corporation or a senior unsecured long-term debt rating of “A3” or better by Moody’s Investor Service, Inc. and (ii) total assets of at least Ten Billion Dollars ($10,000,000,000).

“Letter of Credit Swap Date” has the meaning set forth in Section 6.26(c)(i).

“Liability” means any liability or obligation (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due).

“Load-Following Capacity and Energy” has the meaning set forth in Section 4.14(b).

“Losses” means any and all demands, claims, suits, fines, penalties, obligations, damages, losses, Liabilities, payments, costs, and expenses, including interest payable as part thereof, reasonable legal, accounting, consultant, and other fees and expenses in connection therewith, and costs and expenses incurred in connection with investigating, preparing, or settling any Action.

“LP Economizer” has the meaning set forth in Section 6.30(a).

“LP Economizer Minimum Wall Thickness” means a wall thickness with respect to the interconnected tubes comprising the LP Economizer of at least 0.013”.

“LTSA” means the Long-Term Service Agreement, dated as of August 9, 2001, between Seller (as successor in interest to Reliant Energy Choctaw County, LLC) and GEII.

“Material Adverse Effect” means, with respect to Seller, any occurrence set forth in clause (a) or (b) of this definition, and, with respect to Purchaser, any occurrence set forth in clause (a) of this definition:

(a)                                 any event, fact, circumstance, or condition materially impairing such Party’s authority, right, or ability to perform any of its material obligations under this Agreement or any Ancillary Agreement to which it is a party or to consummate the Transactions by the Expiration Date; or

(b)                                 any change (or changes taken together) in, or effect on, the Purchased Assets that is materially adverse to the testing, ownership, use, operations, maintenance, repair, or physical condition of the Purchased Assets taken as a whole, or the business, assets, properties, financial condition, results of operations, or prospects of the Business taken as a whole, except that any adverse change or effect due to the following shall be excluded from this clause (b):

(i)                                     a change in the economic conditions of the national or regional electric industry generally affecting such national or regional electric industry as a whole and not having a materially disproportionate effect on the Purchased Assets relative to other natural gas-fired generation facilities located in Mississippi;

(ii)                                  a change in the price of natural gas or other commodities for the Purchased Assets;

(iii)                               a change in market prices for real estate;

(iv)                              a change in market prices for the sale and purchase of electric generating facilities or capacity, electric energy, or Other Electric Products;

(v)                                 an act of terrorism, war (whether or not declared), or military action, excluding acts that cause physical damage to the Project or electric transmission, natural gas transportation, or water or commodity delivery service to, or electric transmission service or water/effluent/waste disposal from, the facility or prevent, materially restrict, or impair the intended use of the Project;

(vi)                              a change in Laws, including those Laws governing national, regional, state, or local electric transmission or distribution systems, not having a materially disproportionate effect on the Purchased Assets relative to other natural gas-fired generation facilities located in Mississippi;

(vii)                           general United States or global economic conditions generally affecting capital or financial markets; and

(viii)                        the Transactions, and any action taken pursuant to and in accordance with this Agreement or any Ancillary Agreement in effect.

“Material Event Notice” has the meaning set forth in Section 6.8(b).

“Maximum Guaranteed Project Heat Rate” means a Project Heat Rate of 7,450 Btu/kWh.

“MDEQ” means the Mississippi Department of Environmental Quality.

“MDQ” means maximum daily transportation quantity.

“Minimum Guaranteed Project Capacity” means a Project Capacity of 760 MW.

“Minimum Performance Guarantees” means, with respect to the Project, a Project Heat Rate equal to or less than the Maximum Guaranteed Project Heat Rate and a Project Capacity equal to or greater than the Minimum Guaranteed Project Capacity.

“Minimum Run Claims” means (i) at the end of any calendar year after the Closing, if the Calculated Variable Fee for such year is less than the Annual Minimum Variable Fee for such year, an amount in cash equal to (A) the Annual Minimum Variable Fee for such year minus (B) the Calculated Variable Fee for such year; provided, however, that no portion of any Annual Minimum Variable Fee will be deemed a Minimum Run Claim unless and until such amount is required to be paid by Purchaser to GEII for such year pursuant to the Purchaser LTSA, (ii) following the termination of the Purchaser LTSA, if the Cumulative Annual Variable Fee Amount exceeds the Cumulative Calculated Variable Fee Amount, an amount in cash equal to (A) the Cumulative Annual Variable Fee Amount minus (B) the Cumulative Calculated Variable Fee Amount; provided, however, that no portion of any Cumulative Annual Variable Fee Amount will be deemed a Minimum Run Claim unless and until such amount is required to be paid by Purchaser to GEII pursuant to the Purchaser LTSA; and (iii) if on the day that is thirty-five (35) months after the Closing Date the Cumulative Calculated Variable Fee Amount as of such day is less than $17,700,000, an amount in cash equal to (A) $17,700,000 minus (B) the Cumulative Calculated Variable Fee Amount as of such day, regardless of whether such amount is then due and payable by Purchaser to GEII pursuant to the Purchaser LTSA.

“Minimum Variable Fee Period” has the meaning ascribed to such term in the Purchaser LTSA.

“MISO” means the Midcontinent Independent System Operator, Inc.

“MISO Agreement” means the MISO Transition Agreement, dated of even date herewith, by and among the Parties.

“MISO GIA” means the Generator Interconnection Agreement under the MISO Tariff specific to the Project as part of the MISO Balancing Authority by and among MISO, Seller, and Purchaser (as transmission owner), including all agreements, exhibits and attachments thereto.

“MISO Project Capacity Credit Deficit” has the meaning set forth in Section 6.22(c).

“MISO Project Capacity Credits” has the meaning set forth in Section 6.22(a).

“MISO Rules” means, collectively, (i) the MISO Tariff, (ii) the MISO Business Practice Manuals (as defined in the MISO Tariff), and (iii) any other applicable binding policies, rules, guidelines, procedures, protocols, standards, criteria, instructions, directives, and requirements of MISO.

“MISO Tariff” means the MISO Open Access Transmission, Energy and Operating Reserve Market Tariff on file with FERC.

“Monthly Inventory Report” means an Inventory Report prepared monthly by or for Seller.

“Monthly Operating Report” means a monthly management report for the applicable period, including technical discussions of capacity availability, energy production, operations and maintenance, and regulatory compliance of the Project, with attached reports covering such matters as have been covered in reports previously provided by Seller or are otherwise reasonably requested by Purchaser.

“MPSC” means the Mississippi Public Service Commission.

“MW” means megawatt.

“NERC” means the North American Electric Reliability Corporation (or its successor as the electric reliability organization certified by FERC under 18 C.F.R. § 39.3 to establish and enforce reliability standards for the bulk-power system).

“NITS” means network integration transmission service (as defined in the MISO Tariff).

“Non-Assigned Asset” has the meaning set forth in Section 6.5(d).

“Non-Defending Party” has the meaning set forth in Section 9.6(e).

“Notice of Claim” has the meaning set forth in Section 9.6(a).

“Notice Period” has the meaning set forth in Section 9.6(b).

“NRG” has the meaning set forth in Section 2.1(i).

“NRIS” means network resource interconnection service (as defined in the MISO Tariff).

“Objection Deadline” means the date ten (10) Business Days after the Parties receipt of the final HRST Recommendations Report that includes the HRST Recommended Plan.

“Off-Site Real Property” means any real property related to or used in connection with the Project other than the Project Real Property.

“Operator” means GenOn Energy Services, LLC.

“Optional Project Performance Re-Test” has the meaning set forth in Section 6.7(d)(ii).

“Order” means any legally binding order, injunction, judgment, decree, award, ruling, writ, or assessment of a Governmental Authority or decision of an authorized arbitrator.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, certificate of formation, bylaws, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments, or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including amendments thereto.

“Other Electric Products” means all of the services and products associated with capabilities or operational attributes or regulatory treatment of an electric generating unit, including the capability to provide ancillary services, reserves, operational functions (e.g., black start capability), receipt or allocation or Emission Allowances, and other power generation-related services and products.

“Owned Real Property” has the meaning set forth in Section 2.1(a).

“Party” or “Parties” has the meaning set forth in the introductory paragraph of this Agreement.

“PBGC” has the meaning set forth in Section 4.18(e).

“Pending NITS Request” has the meaning set forth in Section 6.24(a)(iii).

“Pension Plan” means each Employee Plan that is an Employee Pension Benefit Plan subject to Section 302 of ERISA or Title IV of ERISA or Section 412 of the Code.

“Permits” means any and all (i) permits, registrations, licenses, franchises, certificates and Consents of Governmental Authorities, including Environmental Permits, to the extent related to the Project or the Business, and (ii) pending applications for any new permit, registration, license, franchise, certificate, or Consent of any Governmental Authority or the renewal, extension, or modification of any permit, registration, license, franchise, certificate, or Consent of any Governmental Authority, to the extent related to the Project or the Business.

“Permitted Encumbrances” means (i) liens for Property Taxes and other governmental charges and assessments (A) that are not yet due and payable or (B) the validity of which is being contested in good faith by appropriate proceedings as described in Part I of Schedule 1.1C, (ii) mechanics’, materialmens’, laborers’, carriers’, workers’, repairers’ and other similar liens arising in the ordinary course of the conduct of the Business by operation of Law for sums not yet due and payable (provided that, with respect to any such Encumbrances that will be in existence at the Closing, such Encumbrances shall only be Permitted Encumbrances to the extent that the underlying obligations are agreed to be Assumed Liabilities under this Agreement), (iii) Encumbrances described in Part II of Schedule 1.1C that will be and are discharged or released either prior to, or simultaneously with, the Closing, (iv) all Encumbrances disclosed on the Existing Survey, (v) all Encumbrances expressly disclosed in Items 9-32 of Schedule B — Section II of the Existing Title Commitment, (vi) all matters expressly disclosed on Schedule B of the Title Commitment (other than pre-printed general exceptions, including those contained in Items 1-8 of Schedule B - Section II of the Existing Title Commitment) to which Purchaser does not object in accordance with Section 6.6(b), and (vii) Encumbrances with respect to any of the Purchased Assets and created by or resulting from the acts or omissions of Purchaser or this Agreement; provided, that, upon the occurrence of the Effective Date (as defined in the Plan) or sooner if permitted by a Final Order of the Bankruptcy Court, in each case of clauses (i) through (vii) above, excluding any Encumbrance that is released or discharged pursuant to the Plan, the operation of applicable bankruptcy Law, or any Final Order entered by the Bankruptcy Court in the Chapter 11 Cases, including the Confirmation Order.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, joint-stock company, estate, trust, association, or unincorporated organization, any Governmental Authority, or any other entity.

“Plan” means that certain Third Amended Joint Chapter 11 Plan of Reorganization of GenOn Energy, Inc. and Its Debtor Affiliates (as may be amended, supplemented, or otherwise modified from time to time, and including all exhibits and supplements thereto).

“Post-Closing Confidentiality Agreement” means the confidentiality agreement to be executed and delivered by Seller and Purchaser at the Closing in the form attached hereto as Exhibit F.

“Post-Closing Statement” has the meaning set forth in Section 3.8(b).

“Predecessor-in-Interest” means any prior owner of, or predecessor-in-interest with respect to, the Project, including Reliant Energy Choctaw County, LLC and its Affiliates.

“Prepaid Items” has the meaning set forth in Section 2.1(k).

“Project” means the approximately 800 MW, 3 x 1 combined-cycle natural gas-fueled electrical generation plant located on the Project Site, and all related assets and properties, real, personal and mixed, and interests therein, including three (3) GE 7FB.04 combustion turbines, three (3) Alstom heat recovery steam generators, one (1) GE steam turbine, three (3) evaporative coolers, one (1) air-cooled condenser, ancillary equipment, Interconnection Facilities, Protective Apparatus, the Project Real Property, the Tangible Personal Property, and the Inventory and, subject to the other terms hereof, any additions thereto or replacements to any of the foregoing.  A general description of the generation plant component of the Project is provided in Schedule 1.1D.

“Project Capacity” means the full-load dependable net electric generating capability (with evaporative cooling and duct firing) of the Project, adjusted to Summer Reference Conditions and expressed in whole kW (with a fractional kW amount below 0.5 being rounded down to the nearest whole kW and a fractional MW amount equal to or above 0.5 being rounded up to the nearest whole kW), determined pursuant to a Project Performance Test.

“Project CO Emission Rate” means the Project’s emission rate of CO (in lbs./MMBtu), determined pursuant to a Project Performance Test.

“Project Contract” means any Contract, excluding this Agreement and, as and when executed, the Ancillary Agreements, to which Seller or any of its Affiliates is a party, or by which Seller or any of the Purchased Assets is bound, that relates to or has the primary purpose of supporting the Project or the Business.

“Project Employee” means, as of the Effective Date and the Closing Date, as applicable, each present or former Employee who is or was engaged in the performance of Project Services.

“Project Heat Rate” means the net heat rate (in Btu/kWh — HHV) of the electric generating units of the Project in the 3 x 1 combined-cycle mode at the Project’s baseload operating capabilities (with evaporative cooling and duct firing), adjusted to Summer Reference Conditions, determined pursuant to a Project Performance Test.

“Project Insurance Policies” means all insurance policies (including all fidelity bonds and other surety arrangements) carried by or for the benefit of Seller or any Affiliate thereof with respect to the ownership, use, operation, maintenance, or repair of the Project, the Project Site, or the Business, including all liability, workers compensation, executive risk, fiduciary liability (or any other ERISA plan of protection), all-risk property insurance, self-insurance arrangements, retrospective assessments, and business interruption and/or outage policies in respect thereof.

“Project NOx Emission Rate” means the Project’s emission rate of NOx (in lbs./MMBtu), determined pursuant to a Project Performance Test.

“Project Performance Test” means, with respect to the Project, a plant performance test performed in accordance with Good Industry Practices, the protocols and procedures attached hereto as Schedule 6.7, and the requirements of this Agreement and based on American Society of Mechanical Engineers (ASME) standards to determine each of (i) the Project Capacity, (ii) the Project Heat Rate, (iii) the amount of and rates of CO and NOx emission of the generating units at the Project, (iv) the Vibration Level (Full Load), and (v) the Vibration Level (Start-Up and Coast-Down).

“Project Performance Test Contractor” means General Physics Corporation or such other independent, experienced and reputable contractor as Seller and Purchaser may agree upon in a writing signed by Seller and Purchaser.

“Project Performance Test Report” has the meaning set forth in Section 6.7(c).

“Project Performance Test Results” has the meaning set forth in Section 6.7(c).

“Project Real Property” means the Owned Real Property, the Leased Real Property, and the Easements.

“Project Recognition Request” has the meaning set forth in Section 6.24(b).

“Project Services” means any services, including operation, management, administrative, or similar services, performed for the Project, the design, engineering, testing, construction, operation, maintenance, or repair of the Purchased Assets, or the conduct of the Business.

“Project Site” means (i) the approximately 200-acre parcel of land upon which the Project is located, near French Camp, Choctaw County, Mississippi, as described in Schedule 2.1(a), and (ii) the Easements.

“Property Tax” means any Tax resulting from and relating to the assessment of real or personal property by any Governmental Authority.

“Proposed Post-Closing Adjustment” has the meaning set forth in Section 3.8(b).

“Proratable Item” means any Proratable Non-Tax Item or Proratable Tax Item.

“Proratable Non-Tax Item” means any item of receipt or disbursement under a Purchased Project Contract, including any Prepaid Item thereunder, covering a period both prior to and following the Closing and incurred by Seller prior to the Closing in the ordinary course of the conduct of the Business and operation of the Project consistent with past practice and the provisions of this Agreement.  For the avoidance of doubt, a Permit is not a Proratable Non-Tax Item.

“Proratable Tax Item” means the Property Taxes assessed with respect to the Purchased Assets for the year in which the Closing of the Transactions occurs (determined without regard to payments made prior to the Closing).  For the avoidance of doubt, no Tax other than a Property Tax shall be a Proratable Tax Item.

“Protective Apparatus” means such equipment and apparatus, including protective relays, circuit breakers, and the like, necessary or appropriate to isolate the Project from the electrical system to which they are connected consistent with Good Industry Practices.

“Purchase Price” has the meaning set forth in Section 3.4.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchased Intellectual Property Rights” has the meaning set forth in Section 2.1(m).

“Purchased Inventory” has the meaning set forth in Section 2.1(e).

“Purchased Permits” has the meaning set forth in Section 2.1(g).

“Purchased Project Contracts” has the meaning set forth in Section 2.1(f).

“Purchased Warranties” has the meaning set forth in Section 2.1(i).

“Purchaser” has the meaning set forth in the introductory paragraph of this Agreement.

“Purchaser Claims” has the meaning set forth in Section 9.1(a).

“Purchaser Group” has the meaning set forth in Section 9.1(a).

“Purchaser LTSA” means that certain Long-Term Service Agreement entered into between Purchaser and GEII on the Effective Date, which agreement will become effective at Closing concurrently with the termination of the LTSA.

“Purchaser’s Consents” means the notices to or Consents of any Person other than a Governmental Authority required by Purchaser to be made or obtained by or on behalf of Purchaser prior to consummation of the Transactions, as specified in Part I of Schedule 5.5.

“Purchaser’s Regulatory Approvals” means the notices to, applications or other filings with, or Consents of or from any Governmental Authority of competent jurisdiction over Purchaser (including Purchaser’s retail operations), any Affiliates of Purchaser, the Purchased Assets, or the Transactions to be filed, made, or obtained by Purchaser or any of its Affiliates that Purchaser deems necessary or advisable for it to consummate the Transactions, including approval from a Governmental Authority having jurisdiction over Purchaser (i) authorizing Purchaser’s participation in the Transactions on the terms set forth herein and in the Ancillary Agreements and the full recovery of all costs associated with the Transactions (through base rates, fuel adjustment charges, and/or such other rates or charges as may be applied pursuant to a rider or otherwise) on terms acceptable to Purchaser in its sole and absolute discretion pursuant to a finding that the consummation of the Transactions by Purchaser is prudent and in the public interest, and (ii) providing for such other regulatory treatment of the Transactions, this Agreement, the Ancillary Agreements, and Purchaser on terms and conditions acceptable to Purchaser in its sole and absolute discretion.  Purchaser’s Regulatory Approvals are set forth in Part II of Schedule 5.5.

“Purchaser’s Required Consents” means the Purchaser’s Consents marked with an asterisk on Part I of Schedule 5.5.

“Qualified Shipper Capacity” has the meaning set forth in Section 6.25(b).

“Qualified Shipper Determination Election Date” has the meaning set forth in Section 6.25(b).

“Real Property Leases” has the meaning set forth in Section 2.1(b).

“Recorded Documents” has the meaning set forth in Section 6.6(a)(ii).

“Reimbursed Minimum Run Claims” means (i) an amount in cash equal to the Credit Amount at the end of the Minimum Variable Fee Period, if and when such amount is credited to Purchaser by GEII pursuant to the Purchaser LTSA; provided, however, that in no event shall the Reimbursed Minimum Run Claims exceed the aggregate Minimum Run Claims for which Seller indemnified Purchaser pursuant to this Agreement, (ii) if Seller indemnified Purchaser pursuant to clause (iii) of the definition of Minimum Run Claim and at the end of the Minimum Variable Fee Period the Cumulative Calculated Variable Fee Amount exceeds $17,700,000, an amount in cash equal to (A) the amount Seller indemnified Purchaser pursuant to clause (iii) of the definition of Minimum Run Claim and (B) $17,700,000, and (iii) if (A) Seller indemnified Purchaser pursuant to clause (iii) of the definition of Minimum Run Claim, (B) at the end of the Minimum Variable Fee Period the Cumulative Calculated Variable Fee Amount is less than $17,700,000, and (C) the amount Seller indemnified Purchaser pursuant to clause (iii) of the definition of Minimum Run Claim exceeds the difference between $17,000,000 and the Cumulative Calculated Variable Fee Amount at the end of the Minimum Variable Fee Period, an amount in cash equal to (1) the amount Seller indemnified Purchaser pursuant to clause (iii) of the definition of Minimum Run Claim minus (2) an amount equal to (x) $17,700,000 minus (y) the Cumulative Calculated Variable Fee Amount at the end of the Minimum Variable Fee Period; provided, however, that no portion of any amount Seller indemnified Purchaser pursuant to clause (iii) of the definition of Minimum Run Claim will be deemed a Reimbursed Minimum Run Claim unless and until the Minimum Variable Fee Period has expired and all Annual Variable Fees with respect to the Minimum Variable Fee Period have been paid by Purchaser under the Purchaser LTSA.

“Related Person” means, with respect to any Person, all past, present and future directors, officers, members, managers, stockholders, Employees, controlling persons, agents, professionals, attorneys, accountants, investment bankers, Affiliates, or other Representatives of any such Person.

“Release” has the meaning set forth in CERCLA, but also shall include any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, deposit, or allowing to escape into the Environment or any of the Project Real Property, any Hazardous Substance, including the abandonment or discarding of any Hazardous Substance in barrels, drums, or other containers, into or within the Environment.

“Releasing Shipper” has the meaning set forth in Section 6.25(b)(i).

“Relevant MISO Planning Periods” has the meaning set forth in Section 6.22(a).

“Remediate” or “Remediation” means any action taken in accordance with or required under Environmental Laws to address an Environmental Condition, or the Release or presence of Hazardous Substances into or in the Environment at the Project Real Property or any Off-Site Real Property, including (i) monitoring, investigation, assessment, treatment, clean-up, containment, remediation, removal, mitigation, response, or restoration work; (ii) obtaining any Permit necessary to conduct any such work; (iii) preparing and implementing any plan or study for such work; (iv) obtaining a written notice from a Governmental Authority with jurisdiction under Environmental Laws that no material additional work is required by such Governmental Authority; (v) any response to, or preparation for, any inquiry, hearing, or other proceeding by or before any Governmental Authority with respect to any such Environmental Condition, Release, or presence of Hazardous Substances; and (vi) any other activity that is taken in accordance with or required under Environmental Laws to address an Environmental Condition, or the presence or Release of Hazardous Substances in or into the Environment at the Project Real Property or any other Off-Site Real Property.

“Repair” means, with respect to any Damaged Portion or any other damage to any Purchased Asset, the full repair or restoration of the Damaged Portion to good working order in accordance with Good Industry Practices, including with respect to any engineering, design, procurement, or installation performed by or for Seller or its Affiliates in connection with such repair or restoration.  The term “repair or restoration” (and similar terms) shall be broadly construed, and shall include or allow for the replacement of all or any portion of the Damaged Portion or any other damage to any Purchased Asset.

“Representatives” means, as to any Person, its officers, directors, employees, agents, partners, members, counsel, accountants, financial advisers, investment bankers, and consultants.

“Required Deliverability Service Agreements” means the agreements necessary for Seller to obtain and receive the Required Deliverability Services, including the MISO GIA and the Construction and Payment Agreement.

“Required Deliverability Services” means (i) ERIS from MISO in a quantity equal to at least 875 MW, (ii) NRIS from MISO in a quantity equal to at least 810.5 MW, and (iii) any other service or authorization from MISO, any balancing authority, or any transmission owner, operator, or provider that is necessary for the Project to interconnect and deliver to the Transmission System of Purchaser (as transmission owner), at any interval, over the life of the Project, at least 875 MW of power and any other product from the Project.

“Required Project Performance Re-Test” has the meaning set forth in Section 6.7(d)(i).

“Required Project Recognition” has the meaning set forth in Section 6.24(a)(i).

“Required Project Recognition Agreements” means the agreements necessary for Seller to obtain and receive the Required Project Recognition, including the MISO GIA.

“Seller” has the meaning set forth in the introductory paragraph of this Agreement.

“Seller Claims” has the meaning set forth in Section 9.2(a).

“Seller Group” has the meaning set forth in Section 9.2(a).

“Seller Parent Guarantor” has the meaning set forth in the introductory paragraph of this Agreement.

“Seller’s Consents” means (i) the notices to or Consents of any Person other than a Governmental Authority that are required to be made or obtained by or on behalf of Seller or any of its Affiliates prior to the Closing in order to avoid the violation or breach of, or the default under, or the creation of an Encumbrance on the Purchased Assets pursuant to, any Law or any Project Contract and (ii) the notices to or Consents of any Person other than a Governmental Authority that are made or obtained in accordance with Section 6.5(c) by or on behalf of Seller or any of its Affiliates prior to the Closing in order to convey the Third-Party Held Intellectual Property Rights specified in Part II(E)(ii) of Schedule 4.12 (the “Transferred Third-Party Held Intellectual Property Rights”) to Purchaser at the Closing. Seller’s Consents are specified in Part I of Schedule 4.13.

“Seller’s HP Evaporator and LP Economizer Remediation” has the meaning set forth in Section 6.30(a).

“Seller’s Regulatory Approvals” means the notices to, applications or other filings with, or Consents of or from any Governmental Authority that are necessary for Seller to consummate the Transactions and to be made or obtained by or on behalf of Seller prior to the Closing.  Seller’s Regulatory Approvals are specified in Part II of Schedule 4.13.

“Seller’s Required Consents” means the Seller’s Consents marked with an asterisk on Part I of Schedule 4.13.

“SERC” means the SERC Reliability Corporation (or its successor as the applicable “regional entity” as defined in 18 C.F.R. § 39.1 for the portion of the “bulk-power system” as defined in 18 C.F.R. § 39.1 encompassing the Project).

“Shipper Capacity Requirements” means Rate Schedule FT-1 service to be provided by TETCO on terms of FT service that are the same as, or more favorable to the Project than, the Available FT Capacity Requirements.

“Shipper Released FT Capacity” means capacity meeting the Shipper Capacity Requirements from a Service Agreement for FT service under Rate Schedule FT-1 between TETCO and Releasing Shipper.

“Structural Integrity” means Structural Integrity Associates, Inc.

“Structural Integrity Report” has the meaning set forth in Section 6.30(f).

“Summer Reference Conditions” has the meaning set forth in Schedule 6.7.

“Survey” has the meaning set forth in Section 6.6(a)(iii).

“Tangible Personal Property” has the meaning set forth in Section 2.1(d).

“Target Closing Date” has the meaning set forth in Section 6.7(d).

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, carbon, Btu, fuel, environmental, customs duties, tariff, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property (including assessments, fees or other charges based on the use or ownership of real property, Property Tax, and ad valorem tax), personal property, transactional, sales, use, transfer, registration, value added, alternative or add on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, including any item for which Liability arises as a transferee or secondary Liability in respect to any tax (whether imposed by Law, contractual agreement or otherwise), and any Liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary, or similar group.

“Tax Return” means any return, report, information return, declaration, claim for refund or other document, together with all amendments and supplements thereto, including all related or supporting information, required to be supplied to any Governmental Authority responsible for the administration of Laws governing Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

“Termination Date” has the meaning set forth in Section 10.1.

“Termination Order” has the meaning set forth in Section 10.1(c).

“Tested Vibration Level (Full Load)” means, with respect to any Project Performance Test, the Vibration Level (Full Load) established by the test results of such Project Performance Test.

“Tested Vibration Level (Start-Up and Coast-Down)” means, with respect to any Project Performance Test, the Vibration Level (Start-Up and Coast-Down) established by the test results of such Project Performance Test.

“Testing Party” means, with respect to the Initial Project Performance Test, Seller and, with respect to any other Project Performance Test, as determined in accordance with Section 6.7.

“TETCO” means Texas Eastern Transmission, LP.

“TETCO’s FERC Gas Tariff” means the tariff entitled “FERC Gas Tariff of Texas Eastern Transmission, LP” filed with Federal Energy Regulatory Commission and in effect at the relevant time.

“TETCO FT-1s” has the meaning set forth in the definition of Existing FT Agreement.

“Third Party Claim” means an Action instituted or threatened by any Person, other than one made or threatened by a member of the Seller Group or the Purchaser Group, (i) for the enforcement of its rights under or relating to this Agreement or (ii) for which a specific remedy is provided under this Agreement.  “Third Party Claim” shall include any claim, other than a claim by a member of the Seller Group or the Purchaser Group, for the costs of conducting Remediation or seeking an Order or demanding that a Person undertake Remediation.

“Third-Party Held Intellectual Property Rights” has the meaning set forth in Section 4.12(b).

“Third-Party Held IP Rights Project Contracts” means each of the Contracts to which a third party is a party that grants such third party the Third-Party Held Intellectual Property Rights, including each Third-Party Services Agreement.

“Third-Party Sale Transaction” has the meaning ascribed thereto in the Plan.

“Third-Party Services Agreement” means, collectively, (i) the Transition Services Agreement dated December 14, 2017 by and between GenOn and NRG, (ii) the Energy

Marketing Services Agreement dated February 5, 2013, by and between NRG Power Marketing LLC and NRG Wholesale Generation LP, (iii) the Services Agreement dated August 15, 2018, by and between GenOn and NRG, and (iv) any other Contract pursuant to which Seller or any of its Affiliates engages a third-party service provider after the Effective Date provided that Seller provides Purchaser no less than 10 Business Days’ prior written notice of entry into such Contracts described in clause (iv).

“Title Commitment” has the meaning set forth in Section 6.6(a)(i).

“Title Company” means First American Title Insurance Company, New York branch.

“Title Cure Cap” has the meaning set forth in Section 6.6(c).

“Title Insurer” has the meaning set forth in Section 7.8.

“Title Objection” has the meaning set forth in Section 6.6(b).

“Title Objection Period” has the meaning set forth in Section 6.6(b)(iii).

“Title Policy” has the meaning set forth in Section 7.8.

“Title Policy Amount” has the meaning set forth in Section 6.6(a)(i).

“Transactions” means the purchase and sale and related transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Tax” means any sales, gross receipts, transfer, transaction, excise, value added, use, real property transfer, stamp, or other similar fee, governmental charge, or Tax, including any related penalty, interest, or other addition thereto, levied, assessed, or charged by any Governmental Authority in connection with the Transactions.

“Transferred Third-Party Held Intellectual Property Rights” has the meaning set forth in the definition of Seller’s Consents.

“Transmission System” means an electrical transmission system to which the Project is interconnected (including the electrical transmission system of Purchaser), including the applicable substation(s) in such system to which the Project is interconnected.

“Uninsured Loss Amount” has the meaning set forth in Section 6.8(c).

“Vibration Level (Full Load)” means, with respect to (i) each bearing of the steam turbine and related generator in the Project and (ii) each bearing of each combustion turbine and related generator in the Project, the vibration on each bearing of such steam turbine and related generator or each bearing of each such combustion turbine and related generator, as applicable, based on vibration data from the “PI Historian” system, when operating at full load (with and without duct firing).

“Vibration Level (Start-Up and Coast-Down)” means, with respect to all “rotor critical speeds” of (i) each bearing of the steam turbine and related generator in the Project and (ii) each bearing of each combustion turbine and related generator in the Project, the vibration at such “rotor critical speeds” on each bearing of such steam turbine and related generator or each bearing of each such combustion turbine and related generator, as applicable, based on vibration data from the “PI Historian” system, when operating during start-up and coast-down.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

“Weld Inspections” has the meaning set forth in Section 6.29(b).

Section 1.2.                                Certain Interpretive Matters.  In this Agreement, unless the context otherwise requires or this Agreement otherwise specifies:

(a)                                 the singular number includes the plural number and vice versa;

(b)                                 reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c)                                  reference to any gender includes each other gender;

(d)                                 reference to any agreement (including this Agreement), document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

(e)                                  reference to any Article, Section, Schedule, or Exhibit means such Article, Section, Schedule, or Exhibit of or to this Agreement, and references in any Article, Section, Schedule, Exhibit, or definition to any clause means such clause of such Article, Section, Schedule, Exhibit, or definition unless otherwise specified;

(f)                                   any accounting term used and not otherwise defined in this Agreement or any Ancillary Agreement has the meaning assigned to such term in accordance with GAAP;

(g)                                  “hereunder,” “hereof,” “hereto,” and words of similar import are references to this Agreement as a whole and not to any particular Section or other provision hereof or thereof;

(h)                                 “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(i)                                     relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including;”

(j)                                    reference to any Law (including statutes and ordinances) means such Law as amended, modified codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder;

(k)                                 all calculations and computations pursuant to this Agreement shall be carried and rounded to the nearest two (2) decimal places;

(l)                                     reference to any “day,” “month,” or “year” shall be to a calendar day, month, or year;

(m)                             this Agreement and any documents or instruments delivered pursuant hereto shall be construed without regard to the identity of the Person who drafted the various provisions of the same and any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments;

(n)                                 the captions of the various Articles, Sections, Exhibits, and Schedules of this Agreement have been inserted only for convenience of reference and do not modify, explain, enlarge, or restrict any of the provisions of this Agreement;

(o)                                 the terms “real property” and “real estate” shall be deemed to include immovable property; the term “fee estate” shall include full ownership; the term “personal property” shall be deemed to include movable property; the terms “tangible property” and “intangible property” shall be deemed to include corporeal property; the term “easements” shall be deemed to include servitudes and rights of use; and the term “buildings” shall be deemed to include other constructions;

(p)                                 the term “statute of limitations” shall be deemed to include prescriptive periods;

(q)                                 the terms “indemnification,” “indemnify,” and derivative words shall be deemed to include reference to any related compensation or reimbursement obligation (whether or not related to any Third Party Claims);

(r)                                    all amounts in this Agreement are stated and shall be paid in United States currency;

(s)                                   in the event of any conflict that cannot be reasonably reconciled between the provisions of this Agreement and those of any Exhibit or Schedule, the provisions of this Agreement shall control and prevail; and

(t)                                    a reference in this Agreement to “notice,” “claim,” “demand,” “request,” or any other communication or Consent or agreement required to be in writing pursuant to Section 11.8 or other term of this Agreement shall be deemed to mean “written notice,” “written claim,” “written demand,” “written request,” “written Consent,” “written agreement,” and the like, and the terms “notice,” “claim,” “demand,” “request,” “Consent,” and “agreement” and “written notice,” “written claim,” “written demand,” “written request,” “written Consent,” and “written agreement” and the like shall have no distinction for purposes of the construction of this Agreement.

ARTICLE II.

PURCHASE AND SALE

Section 2.1.                                Purchased Assets.  Upon the terms and subject to the conditions contained in this Agreement, at the Closing Seller shall sell, convey, assign, transfer, and deliver to Purchaser, free and clear of all Encumbrances (other than Permitted Encumbrances), and Purchaser shall purchase and acquire from Seller, all of the right, title, and interest of Seller in and to the Project and the assets, interests, properties, rights, licenses, and Contracts of every kind, nature, character, and description, whether real, personal, or mixed, fixed, contingent, or otherwise, tangible or intangible, known or unknown, accrued or unaccrued, or carried on or off the books and records of Seller, and wherever situated, in each case, primarily relating to, used by or for, or held for use by or for the Project or in the Business, excluding the Excluded Assets (collectively, the “Purchased Assets”).  The Purchased Assets include:

(a)                                 all parcels of real property and fee simple interests, including the parcels of real property described in Schedule 2.1(a) (the “Land”), and all Appurtenances thereto, together with all buildings, fixtures, component parts, other constructions, and other improvements thereon and thereto, including all construction work in progress (collectively, the “Owned Real Property”);

(b)                                 all parcels of real property pursuant to which there is a right of possession, use, occupancy, access, or any other right related to such real property arising under a lease, sublease, or other agreement evidencing such interests of Seller (the “Real Property Leases”) described in Schedule 2.1(b), and all Appurtenances thereto, together with all buildings, leasehold improvements, fixtures, component parts, other constructions, and other improvements thereon and thereto, including all construction work in progress (collectively, the “Leased Real Property”);

(c)                                  all privileges, licenses, rights-of-way, servitudes, and easements appurtenant to or benefiting the Owned Real Property or the Leased Real Property, and easements in gross, held by Seller, as well as the right, by way of license, right-of-way, servitude, easement, or similar right or instrument, to permit access to the Project or to locate or conduct the Business, including those described in Schedule 2.1(c) (collectively, the “Easements”);

(d)                                 all machinery (mobile or otherwise), equipment, vehicles, pumps, fittings, tools, furniture, furnishings, meters and metering equipment, Leased Personal Property, and other tangible movable property that is located at the Project Site or acquired by Seller specifically or primarily for use or consumption at the Project and is not Inventory, including assets temporarily off-site for repair or other purposes, assets in transit, and assets housed or kept at Off-Site Real Property, and including the property listed or described in Schedule 2.1(d) (collectively, the “Tangible Personal Property”);

(e)                                  all Inventory, including the Inventory listed or described in Schedule 2.1(e) (collectively, the “Purchased Inventory”);

(f)                                   subject to Section 2.2(c) and Section 6.5(d), all Project Contracts (i) listed or described in Schedule 2.1(f) (including all Project Contracts added to Schedule 2.1(f) between the Effective Date and the Closing Date with the written consent of Purchaser) and (ii) entered into by Seller after the Effective Date and prior to the Closing Date in the ordinary course of the conduct of the Business consistent with past practices and added to Schedule 2.1(f) by Seller that are purchase orders (x) under which the aggregate payments by Purchaser under such Project Contract will be Two Hundred Fifty Thousand Dollars ($250,000) or less or (y) terminable on 30-days’ notice or less without penalty and under which Purchaser would not be required or reasonably expected to spend more than Seventy-Five Thousand Dollars ($75,000) in any such 30-day notice period, it being understood that, for purposes of clauses (x) and (y), each individual purchase order shall be deemed a Project Contract (as opposed to the corresponding master agreement) and that the aggregate amount of the payment obligations of Purchaser under the Project Contracts described in and permitted under clause (ii) above shall not exceed One Million Five Hundred Thousand Dollars ($1,500,000) (collectively, the “Purchased Project Contracts”);

(g)                                  subject to Section 6.5(d), all Permits held by Seller or Operator in connection with the ownership, lease, use, operation, maintenance, or repair of the Project or the Business, including those listed or described in Schedule 2.1(g) (collectively, the “Purchased Permits”), to the extent legally transferable by sale;

(h)                                 all books, records, documents, drawings, reports, operating data, operating safety and maintenance manuals, inspection reports, engineering design plans, blueprints, specifications and procedures, and similar items relating to, or used in support of, the Purchased Assets, the Project or the Business and owned by, or in the care, custody, or control of, or required to be provided to Purchaser by, Seller (in each case with respect to items not owned by Seller, absent any present restriction on such transfer), including (i) Environmental logs, data sheets, studies, reports, and records, including correspondence received by or sent to Governmental Authorities; (ii) Permit records and files; (iii) emergency, accident, incident, safety, and inspection reports and records, including reports submitted to and correspondence received from the U.S. Department of Labor’s Occupational Safety & Health Administration, to the extent resulting in or requiring physical changes to the Project and not protected by a legal privilege benefiting Seller or prohibited by Law from being transferred to Purchaser; (iv) development, design, engineering, construction, testing, operating, maintenance, and repair logs, data sheets, reports, and records; (v) vendor lists and vendor purchase orders and records; (vi) engineering design and construction drawings and plans, including as-built drawings, blueprints, and specifications and drawings in AutoCAD or similar programs; (vii) records, plans, reports, and drawings relating to the Project Real Property; (viii) OEM and operations manuals; (ix) programs, information, and data (in electronic form where applicable) related to the Project necessary to enable parallel migration to Purchaser’s information systems; (x) warranty documentation and information; and (xi) records of or relating to the registration, use, offering, scheduling, operation, registration, interconnection service, transmission service, modeling, and testing of or disputes involving the Project in MISO or SERC, and, in each case (A) the right to use and duplicate the foregoing (whether such drawings, information, and data currently exist or need to be generated by Seller using commercially reasonable efforts) and (B) all in a format and on a medium reasonably requested by Purchaser (including originals), it being understood and agreed that Seller may make and keep additional copies of any of the foregoing, subject to the

Post-Closing Confidentiality Agreement, and shall use commercially reasonable efforts to cause any such restrictions on transfer to be waived or otherwise removed;

(i)                                     subject to Section 6.5(d), all unexpired warranties, indemnities, and guarantees made or given by manufacturers, contractors, architects, engineers, consultants, vendors, suppliers, and other third parties in connection with or relating to the Project or the conduct of the Business, including the warranties and indemnities provided by GEII in connection with work performed or equipment, items, or material provided under the LTSA, the indemnities provided by NRG Energy, Inc. (“NRG”) or any Affiliate thereof (excluding Seller), and the indemnities, warranties, or guarantees listed or described in Schedule 2.1(i) (collectively, the “Purchased Warranties”);

(j)                                    all claims or causes of action of Seller or any of its Affiliates against third parties related to the Project or the Business, including indemnification claims, contribution claims, warranty claims, and claims for refunds, prepayments, offsets, recoupment, insurance proceeds, condemnation awards, judgments, and the like, other than claims or causes of action relating to the period prior to the Closing (except to the extent expressly provided otherwise herein or in any Ancillary Agreement);

(k)                                 all advance payments, prepayments, prepaid expenses, deposits, or the like, in each case to the extent related to the Project or the Business and made by or on behalf of Seller or any of its Affiliates before the Closing Date and applicable to periods on or after the Closing Date, including the items listed or described in Schedule 2.1(k) (collectively, the “Prepaid Items”);

(l)                                     subject to Section 6.5(d), all accounts, rights, or allowances involving Emission Allowances that have been or will be granted or allocated to, or purchased for, the Project or the Business, including those listed or described in Schedule 2.1(l);

(m)                             all Intellectual Property Rights of Seller with respect to or in connection with the Project or the Business, other than Intellectual Property Rights retained by Seller or any of its Affiliates pursuant to Excluded Project Contracts or Section 2.2, including all right, title, and interest, if any, of Seller or any of its Affiliates in and to the names “Choctaw Generating Station,” “Choctaw Generation Facility,” “Choctaw Power Facility,” “Choctaw Power Plant,” and “Choctaw Plant” (and excluding, for the avoidance of doubt, any right to use the name of NRG, Seller or any of its Affiliates or any related or similar trade name, trademark, service mark, corporate name, corporate logo, or any part, derivative or combination thereof, except as provided in Section 6.17) (collectively, the “Purchased Intellectual Property Rights”); and

(n)                                 all rights and benefits associated with the capacity of the Project, including all capacity credits (such as MISO zonal resource credits) and similar rights or benefits, all electric energy associated with and provided or to be provided from such capacity and Other Electric Products available from or associated with the capacity, in each case, accruing with respect to the period after the Closing.

Section 2.2.                                Excluded Assets.  Nothing in this Agreement shall constitute or be construed as conferring on Purchaser, and Purchaser shall not be entitled or required to purchase or acquire, any right, title, or interest in, to, or under the following assets, interests, properties, rights, licenses, or Contracts (collectively, the “Excluded Assets”):

(a)                                 all Tangible Personal Property or Inventory consumed or disposed of prior to the Closing in the ordinary course of the conduct of the Business consistent with past practice and the provisions of this Agreement, including Section 6.3;

(b)                                 all of the assets, properties, rights, or interests owned, used, occupied, or held by or for the benefit of Seller or any of its Affiliates that are listed or described in Schedule 2.2(b);

(c)                                  all of the rights and interests of Seller and its Affiliates in, to, under, or pursuant to any Project Contract listed or described in Schedule 2.2(c) (collectively, the “Excluded Project Contracts”);

(d)                                 all of the rights of Seller and its Affiliates under, and any funds and property held in trust or any other funding vehicle pursuant to, any Employee Plan, and in particular, but without limitation, neither Purchaser nor any of its Affiliates shall be deemed to have assumed or acquired any right to any Employee Plan or to any funds or property held in trust or otherwise for funding benefits under any Employee Plan;

(e)                                  except to the extent constituting Purchased Assets under Section 2.1(h) or other provisions of this Agreement, the books and records of Seller and its Affiliates, including Seller’s and its Affiliates’ minute books, limited liability company interest books, ledger, company seal, and personnel records (which personnel records do not constitute Purchased Assets);

(f)                                   cash, cash equivalents, bank deposits, accounts, and notes receivable, trade or otherwise, other than the Prepaid Items, of Seller and its Affiliates;

(g)                                  certificates of deposit, shares of stock, securities, bonds, debentures, evidences of indebtedness, and interests in joint ventures, partnerships, limited liability companies, and other entities of Seller and its Affiliates;

(h)                                 all Intellectual Property Rights listed or described in Schedule 2.2(h);

(i)                                     all rights of Seller and its Affiliates arising under this Agreement, the Ancillary Agreements, or any other instrument or document executed and delivered pursuant to the terms of this Agreement or any Ancillary Agreement;

(j)                                    all refunds or credits, if any, of Taxes due to or from Seller or its Affiliates (including all refunds or credit of Taxes that are Excluded Liabilities), except as provided in Section 6.10(d);

(k)                                 all Tax Returns of, or filed by, Seller or its Affiliates for any Tax that is an Excluded Liability;

(l)                                     the claims or causes of action against third parties (to the extent solely relating to the period prior to the Closing) listed or described in Schedule 2.2(l);

(m)                             other than any unexpired indemnity in favor of Seller, all agreements, arrangements, commitments, and other Contracts of any nature in respect of any intercompany transaction between Seller, on the one hand, and any of its Affiliates, on the other hand, whether or not such transaction relates to any contribution to capital, indebtedness, the provision of goods or services, tax sharing arrangements, payment arrangements, intercompany advances, charges, or balances, or the like, including any Third-Party Services Agreement and all services and assets provided thereunder; and

(n)                                 all refunds or credits for Property Tax of the Project pre-paid by Seller or its Affiliates during any period prior to the Closing, except refunds or credits of a Proratable Tax Item, which is addressed in Section 3.6, Section 3.8, and Section 6.10.

Section 2.3.                                Assumption of Liabilities.  Upon the Closing, Purchaser shall assume, and shall thereafter pay, perform, and discharge as and when due, the following, and only the following, Liabilities (collectively, the “Assumed Liabilities”):  (a) all Liabilities of Seller under the Purchased Project Contracts and the Purchased Permits (subject to Section 6.5), solely to the extent allocable to the period after the Closing Date and not resulting from any breach or default by, or waiver or extension given by or to, Seller or any of its Affiliates or any breach of this Agreement or any Ancillary Agreement by Seller or any of its Affiliates (it being understood and agreed that the Assumed Liabilities shall not include any Cure Claims); (b) the Proratable Item Liabilities prorated to Purchaser under Section 3.6; and (c) subject to the Ancillary Agreements, Article VI, Article IX, Section 2.4, and any term of this Agreement or any Ancillary Agreements providing for the release, waiver, or indemnification of Purchaser by Seller hereunder or thereunder, providing for or contemplating the performance by Seller of any obligation after the Closing hereunder or thereunder, or otherwise providing to the contrary, all Liabilities arising out of the ownership, possession, or operation of the Purchased Assets, solely to the extent allocable to the period after the Closing.

Section 2.4.                                Excluded Liabilities.  Except for the Assumed Liabilities, Seller shall retain, and Purchaser shall not assume or be obligated to pay, perform, or otherwise discharge or be responsible or liable pursuant to this Agreement or otherwise with respect to, any Liability of Seller or any of its Affiliates, whether or not of, associated with, or arising from any of the Purchased Assets, and whether fixed, contingent, or otherwise, known or unknown, accrued or unaccrued, carried or not carried on the books and records of Seller or any of its Affiliates, tangible or intangible (collectively, the “Excluded Liabilities”), including:

(a)                                 any Liability relating to, based in whole or in part on any event, fact, circumstance, or condition (or set of events, facts, circumstances, or conditions) occurring or existing in connection with, or arising out of, (i) the financing, ownership, lease, possession, use, operation, repair, maintenance, or replacement of the Project, the Project Real Property, or any of the Purchased Assets on or prior to the Closing, including (A) the delivery, receipt, movement, use, sale, conveyance, transfer, removal, or disposal of any fuel, power (including any ancillary service), water, Hazardous Substance, waste, or any other Purchased Asset (or any Excluded Asset, including former assets) to or from the Project at any time as of or prior to the Closing,

(B) compliance or non-compliance with Laws or Permits (including Environmental Laws) as of or prior to the Closing, including fines, penalties, charges, and costs, and interest thereon incurred after the Closing due to non-compliance with Laws or Permits origination as of or prior to the Closing, (C) any Environmental Condition or Environmental Liability as of or prior to the Closing, and (D) any Liability representing indebtedness for money borrowed (or any refinancing thereof), or (ii) any other business, undertaking, or activity of Seller, any of its Affiliates, or any present or former owner (including any Predecessor-in-Interest) or operator of the Project or the Project Real Property, as of or prior to the Closing;

(b)                                 any Liability arising out of or related to the performance or non-performance by Seller or any of its Affiliates as of or prior to the Closing of any Contract or Permit, including any breach by Seller or any of its Affiliates of, default by Seller or any of its Affiliates under, or waiver or extension given by or to Seller or any of its Affiliates with respect to the performance of, any covenant, representation, term, or other provision of any of the Purchased Project Contracts or Purchased Permits and that would have been, but for such breach, default, waiver, or extension, paid, performed, or otherwise discharged on or prior to the Closing;

(c)                                  except as otherwise provided in Section 6.5(b), any Liability of Seller or any of its Affiliates incurred in connection with obtaining any Consent relating to the sale, conveyance, assignment, transfer, or delivery of the Purchased Assets to Purchaser or the consummation of the Transactions hereunder;

(d)                                 any Liability of Seller or any of its Affiliates in respect of the pending or threatened Actions set forth (or that should have been set forth) in Schedule 4.5 and the facts and circumstances relating to such matters;

(e)                                  any Liability (i) with respect to any Tax for which Seller is responsible or liable under Section 6.2 or Section 6.10, (ii) with respect to any Tax attributable or allocable to the purchase, sale, development, design, engineering, procurement, ownership, lease, possession, use, operation, repair, maintenance, or replacement of any of the Project as of or prior to the Closing (or any other assets, properties, rights, or interests associated with, at any time on or prior to the Closing, the Business), except for Taxes for which Purchaser is liable under Section 6.2, or that are Transfer Taxes or (iii) for which Seller or any of its Affiliates is liable under any Contract providing for the allocation, indemnification, or sharing of Taxes;

(f)                                   other than those liabilities or obligations to the extent created directly by the actions of Purchaser or an Affiliate of Purchaser (and, for the avoidance of doubt, that are not derivative of any liabilities or obligations of Seller or any ERISA Affiliate of Seller), any liability or obligation relating to any Employee, former Employee, agent, contractor or representative of Seller, Operator or any of their respective ERISA Affiliates including any liability for or relating to (i) the withholding or payment of any federal, state or local income, employment, unemployment or other Tax; (ii) compensation, severance benefits, vacation pay, continuation coverage, expenses, or any other similar type claim arising by Contract or under Law relating to employment prior to the Closing or as a result of the consummation of the Transaction (whether alone or in conjunction with any other event); (iii) employment, wage and hour restriction, equal employment opportunity, affirmative action, discrimination, retaliation, tort, or immigration and naturalization Law, or any Law relating to employee benefits, employment discrimination, leave, accommodation, severance, labor relations, hiring or retention, safety, any employment contracts or agreements, unemployment, privacy, medical privacy, wages and hours of employees, or any other terms or conditions of employment or any other employment-related matter or workplace issue, including COBRA; (iv) any Collective Bargaining Agreement or collective bargaining, labor, or labor relations Law; (v) any workers’ compensation or any other employee health, accident, disability, or safety claim; (vi) any action (including any action taken in connection with the consummation of the Transactions) that is or could be construed as a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act; or (vii) any Employee Plan.

(g)                                  any Liability of Seller or any of its Affiliates in respect of NRG’s, Seller’s, or any of their respective Affiliates’ employment or termination of any current or former employee or independent contractor of NRG, Seller, or any of their respective Affiliates, including any Taxes related thereto;

(h)                                 any Liability of Seller or any of its ERISA Affiliates in respect of all Controlled Group Liabilities;

(i)                                     any Liability in respect of any cost determined to be the responsibility of Seller or any of its Affiliates under this Agreement or any Ancillary Agreement, including the portion of any Proratable Item for which Seller is responsible under Section 3.6;

(j)                                    any Liability of Seller or any of its Affiliates, or their respective directors, officers, members, shareholders, agents, or representatives, arising out of, or relating to, this Agreement, any of the Ancillary Agreements or any of the Transactions, whether incurred prior to, on, or after the Closing, including any and all finder’s or broker’s fees and expenses and any and all fees and expenses of any attorneys, accountants, or other professionals or advisors retained by or on behalf of Seller or any of its Affiliates;

(k)                                 any Liability to the extent relating to any Excluded Asset or other asset that is not a Purchased Asset and the ownership, operation, and conduct of any business in connection therewith or therefrom;

(l)                                     any account payable of Seller or any of its Affiliates for goods purchased and received, and services purchased and received, other than what is included in the inventory adjustment as provided in Section 3.5;

(m)                             any Liability of Seller or any of its Affiliates representing indebtedness for money borrowed (and any refinancing thereof);

(n)                                 any Cure Claim; and

(o)                                 any Liability of Seller or any of its Affiliates incurred or accruing after the Closing, other than the Liabilities for which Purchaser provides indemnification to the Seller Group under Section 9.2.

ARTICLE III.

CLOSING; PURCHASE PRICE

Section 3.1.                                Closing.  Subject to the terms and conditions hereof, the consummation of the Transactions (the “Closing”) shall take place at Houston office of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002, at 10:00 a.m. local time, on the tenth (10th) Business Day following the date on which the conditions set forth in Article VII and Article VIII, other than those conditions that by their nature are to be satisfied at the Closing, have been either satisfied or waived by the Party for whose benefit such conditions exist, or on such other date or at such other place and time as the Parties may mutually agree in writing (the “Closing Date”).  Notwithstanding the foregoing, if the final day of the month in which the Closing is scheduled to occur is a Business Day, the Parties shall use commercially reasonable efforts to cause the Closing to occur on such day.  The Closing shall be deemed to be effective for all purposes as of 11:59:59 p.m. Central Prevailing Time on the Closing Date.

Section 3.2.                                Seller Closing Deliverables.  At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following items:

(a)                                 each Ancillary Agreement to which Seller or any of its Affiliates is a party, duly executed by a duly authorized representative of Seller or such Affiliate, as applicable, and each document, if any, required to be delivered to Purchaser by Seller or any of its Affiliates in accordance with the provisions of any Ancillary Agreement, duly executed by a duly authorized representative of Seller or such Affiliate, as applicable;

(b)                                 each document required to be delivered to Purchaser by Seller pursuant to Article VII;

(c)                                  copies of each Seller’s Consent obtained by Seller with respect to the sale and purchase of the Purchased Assets or the consummation of the Transactions, including with respect to the transfer of any Purchased Project Contract or Purchased Permit;

(d)                                 evidence, in form and substance reasonably satisfactory to Purchaser, demonstrating that Seller has obtained all of the Seller’s Regulatory Approvals and Seller’s Required Consents;

(e)                                  Seller’s affidavit and gap indemnity agreement, in substantially the form attached hereto as Exhibit D, and any other documents and instruments that may be required by the Title Insurer, duly executed by a duly authorized representative of Seller and dated as of the Closing;

(f)                                   a certificate and affidavit of non-foreign status of Seller pursuant to Section 1445 of the Code, in substantially the form attached hereto as Exhibit E, duly executed by a duly authorized representative of Seller (or Seller’s tax parent Affiliate, as applicable) and dated as of the Closing;

(g)                                  a receipt, in substantially the form attached hereto as Exhibit H, duly executed by a duly authorized representative of Seller, acknowledging Seller’s receipt of the Purchase Price less the Escrow Amount; and

(h)                                 such other documents and instruments reasonably required by Purchaser to consummate the Transactions, duly executed by a duly authorized representative of Seller, to the extent required.

Section 3.3.                                Purchaser Closing Deliverables.  At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller (or, in the case of clause (a), if applicable, to the Escrow Agent) the following items:

(a)                                 If Seller has elected (or is deemed to have elected) to fund the Escrow Account in accordance with Section 6.26(a), Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) (the “Escrow Amount”), which shall be paid by Purchaser to the Escrow Agent by wire transfer of immediately available funds for deposit into the Escrow Account;

(b)                                 the Estimated Purchase Price minus the Escrow Amount by wire transfer of immediately available funds to the account or accounts designated by Seller in writing to Purchaser at least five (5) Business Days prior to the Closing Date; provided, however, that, if Seller has elected to post, and has posted, a Letter of Credit at the Closing in accordance with Section 6.26, the Purchaser shall pay the Estimated Purchase Price to Seller;

(c)                                  each Ancillary Agreement to which Purchaser is a party, duly executed by a duly authorized officer of Purchaser, and each document required to be delivered to Seller by Purchaser in accordance with the provisions of any Ancillary Agreement, duly executed by a duly authorized representative of Purchaser, if applicable;

(d)                                 each document required to be delivered to Seller by Purchaser pursuant to Article VIII;

(e)                                  copies of each Purchaser’s Consent obtained by Purchaser with respect to the sale and purchase of the Purchased Assets or the consummation of the Transactions;

(f)                                   evidence, in form and substance reasonably satisfactory to Seller, demonstrating that Purchaser has obtained all of the Purchaser’s Regulatory Approvals and Purchaser’s Required Consents; and

(g)                                  such other documents and instruments reasonably required by Seller to consummate the Transactions, duly executed by a duly authorized representative of Purchaser, to the extent required.

Section 3.4.                                Purchase Price.  The purchase price for the Purchased Assets shall be Three Hundred Fourteen Million Dollars ($314,000,000), subject to adjustment as provided herein (as adjusted, the “Purchase Price”).

Section 3.5.                                Inventory Adjustments.  The Parties agree that the Purchase Price assumes that the aggregate value of the Purchased Inventory included in the Purchase Price is

Two Million Seven Hundred Seventy-Three Thousand Nine Hundred Thirty-Three Dollars ($2,773,933) (the “Baseline Inventory Value”).  The Purchase Price shall be adjusted by the difference between the Baseline Inventory Value and the aggregate value of the Purchased Inventory as of the Closing (the “Closing Inventory Value”).  The Closing Inventory Value shall be determined using the identical (when possible) or substantially the same (when not) principles, policies, methods, and procedures as used by the Parties in connection with the determination of the Baseline Inventory Value.  The Purchase Price shall be (a) increased by the amount by which the Closing Inventory Value exceeds the Baseline Inventory Value or (b) decreased by the amount by which the Closing Inventory Value is less than the Baseline Inventory Value; provided, however, that there shall be no adjustment to the Purchase Price under this Section 3.5 unless the difference between the Baseline Inventory Value and the Closing Inventory Value exceeds Ten Thousand Dollars ($10,000) and there shall be no adjustment of the Purchase Price under this Section 3.5 in excess of Two Hundred Seventy-Seven Thousand Three Hundred Ninety-Three Dollars ($277,393).

Section 3.6.                                Proratable Items.  Except as otherwise provided in this Agreement, each Proratable Item, if any, shall be prorated between Seller and Purchaser as of the Closing without any duplication of payment under the Purchased Project Contracts or this Agreement.  Seller shall be solely responsible and liable for the portion of any Proratable Item related to the time period (Tax year period for a Proratable Tax Item) ending on or prior to the Closing (measured by calendar days for a Proratable Tax Item).  Purchaser shall be solely responsible and liable for the portion of any such Proratable Item related to the time period (Tax year period for a Proratable Tax Item) after the Closing (measured by calendar days for a Proratable Tax Item); provided, however, that, notwithstanding anything to the contrary herein, Purchaser shall not be responsible or liable for or receive any amount under this Section 3.6 that constitutes an Excluded Liability or an Excluded Asset.  In the case of a Proratable Non-Tax Item that is subject to graduated pricing based on volumes, the proration for such Proratable Non-Tax Item shall be based on the average unit price during the applicable time period.

Section 3.7.                                Other Purchase Price Adjustments.  In addition to the adjustments contemplated by Section 3.5 and Section 3.6, the Purchase Price shall be adjusted in accordance with Section 3.8 and as contemplated by other provisions of this Agreement or any Ancillary Agreement, including Section 6.7, Section 6.8(c)(ii), Section 6.8(c)(iii), Section 6.22, and Section 9.7 (for tax purposes).  Outstanding amounts payable between the Parties pursuant to Section 6.2 or otherwise by Seller or any Affiliate thereof to Purchaser or by Purchaser to Seller under this Agreement or any Ancillary Agreement shall be netted and added, if Purchaser is the net payor, or debited, if Seller is the net payor, to the Purchase Price at the Closing.

Section 3.8.                                Procedures for Closing and Post-Closing Adjustments.

(a)                                 All adjustments to the Purchase Price pursuant to Section 3.5, Section 3.6 or Section 3.7 shall be based upon the applicable amounts accrued through the Closing or paid for the most recent year or other appropriate period for which such amounts paid are available.  At least twenty-five (25) but not more than thirty-five (35) days prior to the then anticipated Closing Date, Seller shall prepare and deliver to Purchaser an estimated closing statement (the “Estimated Closing Statement”) that includes and sets forth the actual amounts as of the Closing Date of the adjustments required by this Agreement or, if and to the extent the actual amounts are unavailable, Seller’s reasonable best estimate of all adjustments to the Purchase Price required by this Agreement to be made as of the Closing using the best available information (as may be modified under this Section 3.8, the “Estimated Closing Adjustment”).  No later than fifteen (15) days after Purchaser’s receipt of the Estimated Closing Statement, Purchaser shall provide to Seller its good faith objections, if any, to the Estimated Closing Adjustment in writing.  If Purchaser objects to the Estimated Closing Adjustment within such period, the Parties shall attempt to resolve their differences by good faith negotiation.  If the Parties are unable to reach resolution prior to the Closing Date or if Purchaser does not timely object to the Estimated Closing Adjustment as provided above, the Purchase Price shall be adjusted at the Closing by the amount of the Estimated Closing Adjustment, as modified to reflect any agreement reached between the Parties on any item in dispute.  The Purchase Price as adjusted by the Estimated Closing Adjustment or such other amount agreed to by the Parties shall be the “Estimated Purchase Price.”

(b)                                 On or before sixty (60) days after the Closing Date, Seller shall prepare and deliver to Purchaser a final closing statement (the “Post-Closing Statement”) setting forth Seller’s determination of all adjustments to the Purchase Price required by this Agreement to be made as of the Closing to the extent not reflected in the Estimated Purchase Price (the “Proposed Post-Closing Adjustment”); provided, however, that any post-Closing adjustment with respect to a Proratable Tax Item or another item for which Seller, despite its use of commercially reasonable efforts, has not received the information necessary to determine the actual adjustment shall be made on or before thirty (30) days after Seller’s receipt of the information necessary to render a final post-Closing adjustment for such Proratable Tax Item or other item and shall otherwise be subject to the procedures set forth in this Section 3.8.

(c)                                  The Post-Closing Statement shall be prepared using the identical (when possible) or substantially the same (when not) accounting principles, policies, methods, and procedures as Seller used in connection with the calculation or determination of the items reflected on the Estimated Closing Statement.

(d)                                 Each Party shall furnish promptly, and cause its Representatives to furnish promptly, to the other Party and its Representatives any and all documents, material, data, and other information reasonably requested by such other Party in connection with the calculation or determination of any item reflected (or that should have been reflected) in the Estimated Closing Adjustment or the Post-Closing Statement, as applicable, and, to the extent reasonably necessary, allow prompt, reasonable access of such other Party and its Representatives to programs and software used to prepare the Estimated Closing Adjustment or the Post-Closing Statement and information relating thereto.

(e)                                  On or before sixty (60) days after Seller’s delivery of the Post-Closing Statement to Purchaser, Purchaser may object in good faith to the Proposed Post-Closing Adjustment in writing, stating in reasonable detail its objections thereto and the basis therefor and its proposed calculation of any disputed adjustment.  If and to the extent Purchaser does not dispute or timely object to an amount in the Proposed Post-Closing Adjustment, the Estimated Purchase Price shall be further adjusted (the “Initial Post-Closing Adjustment”) by the amount in the Proposed Post-Closing Adjustment not in dispute or not timely objected to.  The Initial Post-Closing Adjustment shall be effective as of the earlier of the date Seller receives

Purchaser’s written objections to the Proposed Post-Closing Adjustment or the date such objections are due and not provided.

(f)                                   If Purchaser objects in good faith to the Proposed Post-Closing Adjustment as provided above, the Parties shall attempt to resolve all such objections by good faith negotiation.  If the Parties are able to resolve any such objection, the Purchase Price shall be promptly adjusted in accordance with Section 3.8(h).  If the Parties are unable to resolve any such objection after the lapse of thirty (30) days after Purchaser’s delivery to Seller of Purchaser’s objections to the Proposed Post-Closing Adjustment, then either Party may submit in writing its proposed adjustments of the Estimated Purchase Price, relating solely to the adjustments pursuant to Section 3.5 or Section 3.6, to the Independent Accounting Firm.  Each such proposed adjustment shall be materially in accordance with the most recent proposed adjustment made by such Party to the other Party during their good faith negotiations over the item in dispute.  In addition, the Parties shall submit such calculations, materials, memoranda, arguments, briefs, and evidence in support of their respective positions, and in accordance with such procedures, as the Independent Accounting Firm may require or determine.

(g)                                  On or before twenty (20) Business Days following the due date of such submissions, as to each adjustment of the Estimated Purchase Price in dispute, the Independent Accounting Firm shall select, for each adjustment of the Estimated Purchase Price in dispute, an adjustment of the Estimated Purchase Price proposed by one of the Parties.  The Independent Accounting Firm shall have no authority to alter any such proposal in any way absent manifest error.  Each such determination by the Independent Accounting Firm shall be final, binding, and conclusive on the Parties as to such adjustments of the Estimated Purchase Price for all purposes and shall not be subject to any further challenge of any kind by the Parties.

(h)                                 Upon the determination of the appropriate adjustments, the Parties shall effectuate such adjustments by including them in the payments to occur at the Closing or, if such adjustments result in payments being due from one Party to the other after the Closing, by the Party from whom such payment is due delivering the payment to the other Party to whom payment is due no later than two (2) Business Days after such determination in accordance with this Section 3.8, in immediately available funds or in any other manner as reasonably requested by the payee, together with interest thereon from the Closing Date to the date of payment at a variable rate of interest equal to the “prime rate” as published in The Wall Street Journal from time to time during the applicable period.

(i)                                     Subject to the foregoing, the Independent Accounting Firm may determine the issues in dispute following such procedures, consistent with the provisions of this Agreement, as it deems appropriate and with reference to the amounts in issue.  The Parties do not intend to impose any particular procedures upon the Independent Accounting Firm, it being the desire of the Parties that any such disagreement shall be resolved as expeditiously and inexpensively as reasonably practicable.  Each Party shall provide the Independent Accounting Firm with such access to documents and personnel as the Independent Accounting Firm may reasonably request and otherwise shall cooperate with the Independent Accounting Firm in the conduct of its work under this Section 3.8.  The Parties agree that the Independent Accounting Firm shall have no Liability to the Parties in connection with services, except for acts of bad faith, willful misconduct, or gross negligence, and the Parties shall provide such indemnities to the Independent Accounting Firm as it may reasonably request consistent with the foregoing.

(j)                                    The fees and disbursements of the Independent Accounting Firm shall be paid one-half by Seller and one-half by Purchaser.

(k)                                 To the extent that the Seller or Purchaser has made any payments to the other party with respect to a Proratable Tax Item under Section 6.10(c) or Section 6.10(d) prior to the final determination under this Section 3.8, adjustments under this Section 3.8 shall exclude such Proratable Tax Item (and related payments) to the extent such inclusion would result in the Seller incurring more or less than (or Purchaser incurring more or less than) its share of the Proratable Tax Item as determined under Section 3.6.

Section 3.9.                                Allocation of Purchase Price.  Within sixty (60) days after the Purchase Price, including final post-Closing adjustments, has been determined pursuant to Section 3.8, Purchaser shall prepare and deliver to Seller an allocation statement (the “Allocation”) allocating the Purchase Price (and the Assumed Liabilities to the extent properly taken into account under the Code) among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state, local, or foreign Law, as appropriate).  Seller shall provide the Allocation to NRG for review and comment and shall send Purchaser a written notice of each objection, if any, to the Allocation within thirty (30) days following Purchaser’s delivery of the Allocation to Seller.  Seller and Purchaser shall work in good faith, and Seller shall cause NRG to work in good faith, to resolve any dispute relating to the Allocation within ninety (90) days following Purchaser’s receipt of Seller’s written notice of objections to the Allocation.  Notwithstanding the foregoing, in the event that Purchaser and Seller cannot reach agreement upon an allocation of the Purchase Price among the Purchased Assets in accordance with this Section 3.9, each Party shall be entitled to take its own position regarding such allocation in any Tax Return, Tax proceeding, or audit.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, as of the Effective Date and as of the Closing Date, as follows:

Section 4.1.                                Organization and Existence.  Seller is a limited partnership, duly formed, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own, use, lease, maintain, and operate its properties and to carry on its business as now being conducted.  Seller is duly qualified to do business and is in good standing in Mississippi and each other jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller.

Section 4.2.                                Execution, Delivery, and Enforceability.  Seller and its Affiliates have all requisite power and authority to execute and deliver, and perform their respective obligations under, this Agreement and the Ancillary Agreements to which Seller or its Affiliates, as applicable, is or becomes a party and to consummate the Transactions.  The execution and delivery by Seller and its Affiliates of this Agreement and the Ancillary Agreements to which Seller or its Affiliates is or becomes a party, the performance by Seller or its Affiliates of its obligations hereunder and thereunder, and the consummation by Seller and its Affiliates of the Transactions have been duly and validly authorized by all necessary corporate or partnership action (or other actions of the appropriate organizational types for any Affiliate of Seller that is not a corporation or partnership) required by Seller and its Affiliates, and no other acts, approvals, or corporate or partnership proceedings (or other actions of the appropriate organizational types for any Affiliate of Seller that is not a corporation or partnership) on its part or on the part of the holders of any of Seller’s or its Affiliates’ equity or debt securities or any other Person are necessary to authorize the same.  Assuming the due authorization, execution, and delivery by Purchaser of this Agreement and the Ancillary Agreements to which Purchaser is or becomes a party, this Agreement constitutes, and each Ancillary Agreement to which Seller or any of its Affiliates is or becomes a party when executed and delivered by Seller or such Affiliate shall constitute the valid and legally binding obligations of Seller or such Affiliate, as applicable, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws of general application relating to or affecting the enforcement of creditors’ rights and by general equitable principles.

Section 4.3.                                No Violation.  Assuming receipt of the Seller’s Consents and Seller’s Regulatory Approvals, and assuming the expiration or termination of the applicable waiting periods under the HSR Act, neither the execution and delivery by Seller or any of its Affiliates of this Agreement or any of the Ancillary Agreements to which Seller or such Affiliate is or becomes a party nor Seller’s or any of its Affiliate’s performance or compliance with any provision hereof or thereof, nor Seller’s or any of its Affiliate’s consummation of the Transactions will:

(a)                                 violate, conflict with, or result in a breach of any of the provisions of the Organizational Documents of Seller or any of its Affiliates;

(b)                                 result in a violation under or breach of, conflict with, constitute (with due notice or lapse of time or both) a default, or give rise to any right of termination, purchase, first refusal, cancellation, acceleration, or guaranteed payment, in each case under the terms, conditions, or provisions of (i) any Purchased Project Contract (other than any Third-Party Held IP Rights Project Contract) or (ii) other than a Purchased Project Contract, any material note, bond, mortgage, loan agreement, deed of trust, indenture, or Contract (including any loan agreement or any license relating to Intellectual Property) or other instrument to which Seller or any of its Affiliates is a party or to which any of the Purchased Assets is subject;

(c)                                  result in a material violation, conflict with, or result in a breach of any Law or Permit applicable to Seller or any of its assets or operations, the Project, any of the Purchased Assets or the Business; or

(d)                                 result in the creation or imposition of, or give any Person (other than Purchaser) the right to create or impose, any Encumbrance, other than a Permitted Encumbrance, upon any of the Purchased Assets except, in the case of subclause (ii) of clause (b), for such conflicts, breaches, or defaults (or rights of termination, purchase, first refusal, cancellation, acceleration or guaranteed payment) which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller or its Affiliates.

Section 4.4.                                Compliance with Laws.  Except as set forth in Schedule 4.4, (a) Seller is not and, to Seller’s Knowledge, Operator is not, in material violation of any Law applicable to Seller, the Project, any of the Purchased Assets, or the conduct of the Business, and (b) to Seller’s Knowledge, neither Seller nor Operator is under investigation or threatened to be under investigation by a Governmental Authority with respect to the Project (in whole or in part), any of the Purchased Assets, or the conduct of the Business; provided that the only representations and warranties made with respect to the absence of any violation by Seller or Operator of any (i) Environmental Law applicable to Seller, the Purchased Assets or the Business, are set forth in Section 4.15 and (ii) Tax Law applicable to Seller, the Purchased Assets or the Business, are set forth in Section 4.16.

Section 4.5.                                Litigation.

(a)                                 Except as set forth in Schedule 4.5, there is no Action pending or, to Seller’s Knowledge, threatened against or involving Seller or any of its Affiliates or, to Seller’s Knowledge, Operator, or any of Operator’s Affiliates, before or being conducted by any Governmental Authority or arbitrator relating to the Project, the Purchased Assets, or the conduct of the Business, or the consummation of any of the Transactions, in each case that, individually or in the aggregate, would reasonably be expected to result, or has resulted, in (i) the institution of legal proceedings to prohibit or restrain the performance by Seller or any of its Affiliates of its obligations under this Agreement or any of the Ancillary Agreements or the consummation by Seller or any of its Affiliates of the Transactions, (ii) a claim against Purchaser or any of its Affiliates for damages as a result of Seller or any of its Affiliates entering into this Agreement or any of the Ancillary Agreements or the consummation of the Transactions, (iii) a material delay in or material impairment of Seller’s or any of its Affiliates’ performance of its obligations under this Agreement or any of the Ancillary Agreements or a material impairment of the authority, right, or ability of Seller to consummate the Transactions, (iv) a Material Adverse Effect, (v) the creation of an Assumed Liability, (vi) a claim against Purchaser or any of its Affiliates for damages as a result of or alleging a theory of successor Liability, or (vii) the imposition of an Encumbrance (other than a Permitted Encumbrance) upon any of the Purchased Assets.

(b)                                 There is no Order enjoining Seller from engaging in or continuing any conduct or practice, or requiring Seller to take any material action, in connection with the Project, the Purchased Assets, or the Business, and neither Seller nor any of its Affiliates is subject to any outstanding Order relating to the Purchased Assets, or the Business, other than, in each case, Orders of general applicability.

Section 4.6.                                Owned Real Property; Easements.

(a)                                 Schedule 2.1(a) sets forth a complete and accurate legal description of each item of Owned Real Property that is material to the Business or the Project.  Schedule 2.1(c) sets forth a complete and accurate description of each of the Easements that is material to the Business or the Project.  Seller has provided to Purchaser complete and accurate copies of each of (i) the deeds, easements, and other documents of conveyance whereby the Owned Real Property and Easements were acquired by Seller, (ii) the Existing Title Commitment and the title insurance policies (including any and all endorsements thereto) insuring the Owned Real Property, including rights in any and all Easements, (iii) the documents referenced in such policies, and (iv) all surveys (including ALTA/ACSM surveys) related to the Owned Real Property and any Easements.

(b)                                 Seller has (i) good, marketable, and insurable (at ordinary rates) fee simple absolute title of record to all of the Owned Real Property and (ii) valid and insurable (at ordinary rates) rights in all of the Easements as grantee, in each case, free and clear of all Encumbrances except Permitted Encumbrances.

(c)                                  Seller is in possession of all of the Owned Real Property and Easements and has adequate rights of ingress and egress with respect thereto, including all buildings, structures, facilities, fixtures, and other improvements thereon.  None of the Owned Real Property or Easements is subject to any Encumbrances except Permitted Encumbrances.

(d)                                 Except as set forth on Schedule 4.6(d), there are no Actions pending or, to Seller’s Knowledge, threatened by any Person involving (i) the exercise or a claim of eminent domain, condemnation, or similar right over or with respect to all or any of the Project Real Property, including any of the improvements thereon, therein, or thereunder, or (ii) a reduction of, or increase in, the assessed value of any of the Project Real Property, excluding annual determinations of assessed valuation pursuant to Tax Laws.

(e)                                  With respect to any electric transmission line and related improvements owned or controlled by Seller and serving the Project, (i) the entire and continuous length of each such transmission line and related improvements owned or controlled by Seller is covered by recorded Easements in favor of Seller (or its Predecessors-in-Interest and their successors and assigns) or is located on the Land; (ii) the Easements and/or the instruments by which Seller acquired the Owned Real Property grant Seller (or its Predecessors-in-Interest and their successors and assigns) the right to construct, test, own, use, operate, repair, maintain, and replace such transmission line and related improvements owned or controlled by Seller, in, over, on, under, and across the real property covered thereby, and (iii) each such transmission line and related improvements owned or controlled by Seller is located within the contiguous Project Site in compliance with, to the extent, applicable, the Easements, Laws, and applicable Permits, and does not encroach upon any adjoining real property or violate any other Person’s real property rights.

(f)                                   To Seller’s Knowledge, none of the Project Real Property, including buildings, structures, facilities, fixtures, and other improvements, or the conduct of the Business, contravenes or violates any building or zoning Law applicable to the Project Real Property other than as would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the operation of the Business; provided that the only representations and warranties made with respect to the absence of any violation of the Project Real Property or any Environmental Law are set forth in Section 4.15. None of the Project Real Property, including buildings, structures, facilities, fixtures and other improvements contravenes or violates any administrative, occupational safety and health, or other Law applicable to the Project Real Property (whether or not permitted on the basis of prior nonconforming use, waiver, or variance), and none of the Project Real Property serves any adjoining or other real property for any purpose or is subject to any restrictions relating to flood zoning; other than, in any such case, as would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the operation of the Business.

Section 4.7.                                Leased Property.

(a)                                 Schedule 2.1(b) sets forth a complete and accurate description of each item of Leased Real Property and the Real Property Leases.  Schedule 4.7(a) sets forth a complete and accurate description of each item of Tangible Personal Property leased or licensed to Seller (the “Leased Personal Property” and, together with the Leased Real Property, the “Leased Property”).  Seller has provided to Purchaser complete and accurate copies of (i) each lease or license of the Leased Property, including all Real Property Leases, (ii) any and all title insurance policies (including any and all endorsements thereto) insuring the Leased Real Property, including rights in any Easement appurtenant to, benefiting, or related to any of the Leased Real Property, (iii) the documents referenced in such policies, and (iv) all surveys (including ALTA/ACSM surveys) related to the Leased Real Property and any Easements appurtenant to, benefiting, or related to the Leased Real Property.

(b)                                 Seller has good and valid and insurable (at ordinary rates) leasehold interests in the Leased Property that is material to the ownership, use, operation or maintenance of the Project, in each case, that is included in the Purchased Assets.  After the Closing, Purchaser shall have the right to quiet enjoyment of all Leased Property for the full term of each lease of Leased Property, including each Real Property Lease (unless Purchaser waives or loses such right due to its conduct after the Closing).

(c)                                  Seller has peaceful, undisturbed, and exclusive possession of the Leased Real Property.  None of the leasehold interests of Seller in the Leased Property are subject or subordinate to any Encumbrance, except a Permitted Encumbrance.  No option has been exercised under any leasehold interest in Leased Property other than an option the exercise of which is evidenced by a written document, a complete and accurate copy of which has been provided to Purchaser.

(d)                                 All of the leases of Leased Property, including the Real Property Leases, are valid, binding, and in full force and effect, and all lease payments and other amounts due and payable under any lease of Leased Property have been paid in full.  There exists no default, event, or condition that, with notice or lapse of time, or both, would constitute a default by Seller under any lease of Leased Property or, to Seller’s Knowledge, by any other party to such lease.

(e)                                  Except as set forth on Schedule 4.7(e), none of the documents creating a leasehold interest in Leased Property require any Consent of the counterparty to the assignment thereof to Purchaser.  The assignment or transfer of any document creating a leasehold interest in any of the Leased Property will not terminate, invalidate, or limit any rights of the lessee under any such document.

Section 4.8.                                Tangible Personal Property and Inventory.

(a)                                 Schedule 2.1(d) and 2.1(e) set forth, respectively, a complete and accurate description of each material item of Tangible Personal Property and Inventory included in the Purchased Assets, including each item of Tangible Personal Property or Inventory with a book value of Ten Thousand Dollars ($10,000) or greater and each item of Tangible Personal Property or Inventory that is material to the ownership, use, operation, or maintenance of the Project.

(b)                                 The registry of Inventory as of June 19, 2018, is set forth on Schedule 4.8.

(c)                                  Seller has, and shall convey to Purchaser at the Closing, good and valid title to the Tangible Personal Property and Inventory, free and clear of all Encumbrances except Permitted Encumbrances.  As of the Closing, no Tangible Personal Property or Inventory included in the Purchased Assets is owned by any Person other than Seller, except for the Leased Personal Property.

Section 4.9.                                Project Contracts.

(a)                                 There are no material Project Contracts except for (i) the Purchased Project Contracts and (ii) the Excluded Project Contracts.  Seller has made available to Purchaser complete and accurate copies, in all material respects, of all Purchased Project Contracts (other than Third-Party Held IP Rights Project Contracts) and Excluded Project Contracts (including all written amendments, modifications, extensions, renewals, and supplements thereto).  No Affiliate of Seller is a party to a Contract that would or would reasonably be expected to constitute a Project Contract if Seller, rather than such Affiliate of Seller, were a party thereto.

(b)                                 Except as set forth in Schedule 4.9, no default, event, or condition that, with notice or lapse of time or both, would constitute a breach or default of Seller or, to Seller’s Knowledge, any counterparty thereto has occurred or exists under any of the Purchased Project Contracts (other than any of the Third-Party Held IP Rights Project Contracts), except such breaches, defaults, events, or conditions as (i) to which requisite waivers have been duly obtained or (ii) would not (A) result in any Liability to Purchaser or any of its Affiliates or (B) give rise to any right of termination under such Purchased Project Contract.

(c)                                  No material Action is pending or, to Seller’s Knowledge, threatened against Seller challenging the enforceability of any Purchased Project Contract (other than any Third-Party Held IP Rights Project Contracts).

(d)                                 Each Purchased Project Contract (other than any Third-Party Held IP Rights Project Contracts) constitutes the valid and binding obligation of Seller and, to Seller’s Knowledge, the other parties thereto, is in full force and effect, and is enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws of general application relating to or affecting the enforcement of creditors’ rights and by general equitable principles.

Section 4.10.                         Permits.

(a)                                 Schedule 2.1(g) sets forth a complete and accurate list of all material Permits (excluding Environmental Permits, which are the subject of Section 4.15) held by Seller, and Part I of Schedule 4.10 sets forth a complete and correct list of all material Permits (excluding Environmental Permits, which are the subject of Section 4.15) held by Operator on behalf of Seller, for the ownership, possession, use, operation, maintenance, or Repair of the Purchased Assets, as currently operated by or for Seller, and for the lawful conduct of the Business (including any and all pending applications for any new material Permit or the renewal, extension, or modification of any material Permit) required to be held by Seller, any of its Affiliates, or Operator for the ownership, possession, use, operation, maintenance, or Repair of the Project or the Purchased Assets.  The Permits listed in Schedule 2.1(g), together with the Permits listed in Part I of Schedule 4.10, constitute all of the material Permits (excluding Environmental Permits, which are the subject of Section 4.15) required by Law for the ownership, possession, use, operation, maintenance, or repair of the Purchased Assets, as currently operated, directly or indirectly, by Seller, and the lawful conduct of the Business.  Except as set forth in Part II of Schedule 4.10, Seller, an Affiliate of Seller, or, to Seller’s Knowledge, Operator, as the case may be, held at the time required all Permits (excluding Environmental Permits, which are the subject of Section 4.15) required by Law for the ownership, possession, use, operation, maintenance, or repair of the Project or the lawful conduct of the Business as operated or conducted by Seller or any of its Affiliates or Operator.

(b)                                 Each Purchased Permit (excluding Environmental Permits, which are the subject of Section 4.15) is valid and in full force and effect and, as of the Closing, is held by Seller.  To Seller’s Knowledge, no event has occurred that permits, requires, or would reasonably be expected to result in, or with or without the giving of notice or the passage of time or both would permit, require, or reasonably be expected to result in, the revocation, suspension, limitation, or termination of, or the adverse modification, suspension, impairment, or limitation in any material respect of, any Purchased Permit (excluding Environmental Permits, which are the subject of Section 4.15).  To Seller’s Knowledge, no event, fact, circumstance, or condition (or set of events, facts, circumstances, or conditions) arising out of the ownership, possession, use, operation, maintenance, or repair of the Project or the Purchased Assets or the current or prior conduct of the Business during the last twelve (12) months that would reasonably be expected to (i) prevent Seller from obtaining, or constitute a material impediment to Seller obtaining, the prompt renewal, extension, or transfer in connection with the Transactions of any Purchased Permit with an associated cost not in excess of standard renewal, extension, or transfer fees or (ii) require a modification of any Purchased Permit (other than a modification already obtained).

(c)                                  Except as set forth in Part III of Schedule 4.10, to Seller’s Knowledge, (i) Seller is, and throughout Seller’s ownership of the Project Seller has been, in compliance in all material respects with the Purchased Permits (and any prior Permit with respect to the Project that is no longer in effect but was in effect at some point during Seller’s ownership of the Project) and all of its obligations with respect thereto and (ii) Operator is, and during Operator’s operation of the Project Operator has been, in compliance in all material respects with the Permits listed in Part I of Schedule 4.10 and all of its obligations with respect thereto, except in the case of (i) and (ii) above for Environmental Permits, which are the subject of Section 4.15.

Section 4.11.                         Warranties.  To Seller’s Knowledge, Seller holds and has the right to enforce all of the material Purchased Warranties.

Section 4.12.                         Intellectual Property.

(a)                                 Part I(A) of Schedule 4.12 sets forth each of the Intellectual Property Rights, other than software, owned by Seller or any of its Affiliates and used in the Business or the Project that has value of Ten Thousand Dollars ($10,000) or more or is material to the ownership, possession, use, operation, maintenance, or repair of the Project or the conduct of the Business.  Part I(B) of Schedule 4.12 sets forth each of the Intellectual Property Rights that constitutes software owned by Seller or any of its Affiliates and used with respect to the ownership, possession, use, operation, maintenance, or repair of the Project or the conduct of the Business.

(b)                                 Part II(A) of Schedule 4.12 sets forth each of the Intellectual Property Rights, other than with respect to software, that Seller or any of its Affiliates has a license to use, or otherwise lawfully holds or possesses, that has value of One Thousand Dollars ($1,000) or more or is material to the ownership, possession, use, operation, maintenance, or repair of the Project or the conduct of the Business.  Part II(B) of Schedule 4.12 sets forth each of the Intellectual Property Rights constituting software that Seller or any of its Affiliates has a license to use, or otherwise lawfully holds or possesses, and is used with respect to the ownership, possession, use, operation, maintenance, or repair of the Project or the conduct of the Business.   Part II(C) of Schedule 4.12 sets forth each of the Intellectual Property Rights constituting software that a third party has a license to use, or otherwise lawfully holds or possesses, and is used pursuant to a contract between such third party and Seller or any of its Affiliates or otherwise for the benefit of Seller with respect to the ownership, possession, use, operation, maintenance, or repair of the Project or the conduct of the Business (such Intellectual Property Rights included in Part II(C) of Schedule 4.12, the “Third-Party Held Intellectual Property Rights”).  Part II(D) of Schedule 4.12 sets forth each Excluded Project Contract pursuant to which Seller or any of its Affiliates is licensed or granted the right to use, or holds or possesses, the material Intellectual Property Rights that relate to the ownership, possession, use, operation, maintenance, or repair of the Project or the conduct of the Business.  All Intellectual Property Rights set forth in Part II(A), Part II(B), or Part II(C) of Schedule 4.12 consist of licenses and similar rights granted by Persons that are not Affiliates of Seller.  Part II(E) of Schedule 4.12 sets forth (i) all of the Intellectual Property Rights to be conveyed to Purchaser at the Closing pursuant to a Purchased Project Contract in which Purchaser, as the assignee of such contract, will or would reasonably be expected to have after the Closing a total payment obligation to the counterparty assignor of at least One Thousand Dollars ($1,000) in any calendar year and (ii) all of the Third-Party Held Intellectual Property Rights to be conveyed to Purchaser at the Closing, subject to receipt of the Consents described in Part IV of Schedule 4.12 with respect to the Third-Party Held Intellectual Property Rights pursuant to the terms and conditions of Section 6.5(c).

(c)                                  Except as set forth in Part III of Schedule 4.12, as of the Effective Date, Seller and its Affiliates own, license, or lawfully possess, free and clear of all Encumbrances except Permitted Encumbrances, and as of the Closing, Seller owns, licenses, or lawfully possesses, free and clear of all Encumbrances except Permitted Encumbrances, all Intellectual Property Rights reasonably necessary for the lawful use of all Intellectual Property used in or for the Business or the Project as currently used or authorized to be used by Seller or any of its Affiliates.

(d)                                 The possession or use by Seller, any of its Affiliates, or, to Seller’s Knowledge, Operator of Intellectual Property and the business and activities of Seller and its Affiliates related to the Business or the Project, including Seller’s obligations in this Agreement, do not, to the Knowledge of Seller, violate or infringe upon the Intellectual Property Rights of any Person.  No Person has notified Seller, any of its Affiliates, or to Seller’s Knowledge, Operator that Seller, any of its Affiliates, or Operator is violating or infringing upon the Intellectual Property Rights of any Person.  To Seller’s Knowledge, no Person is infringing upon or violating any Purchased Intellectual Property Right.

(e)                                  Assuming receipt of the Consents described in Part IV of Schedule 4.12, Seller has the right to provide and transfer, or to cause the transfer, to Purchaser for Purchaser’s use in connection with the Business and the Project all of the material Purchased Intellectual Property Rights.

Section 4.13.                         Seller’s Consents and Regulatory Approvals.  Part I of Schedule 4.13 sets forth a complete and accurate list of Seller’s Consents and Part II of Schedule 4.13 sets forth a complete and accurate list of Seller’s Regulatory Approvals.

Section 4.14.                         Condition and Sufficiency of Assets.

(a)                                 Except as set forth in Part I of Schedule 4.14(a), all of the Tangible Personal Property and Purchased Inventory, and all improvements to the Project Real Property, including all buildings, fixtures, component parts, other constructions, and other Appurtenances and improvements thereon, thereto, or thereunder, (i) are in good operating condition and repair, subject only to ordinary wear and tear, and (ii) have been maintained by or for Seller since January 1, 2018, in accordance with Good Industry Practices in all material respects.

(b)                                 Except for the Excluded Assets listed on Part I of Schedule 4.14(b), the Non-Assigned Assets for which Seller’s Consents have not been obtained as of the Closing and services provided under the Third-Party Services Agreement, the Purchased Assets constitute all of the assets, properties, rights (including all real property rights and Intellectual Property Rights), and interests reasonably necessary for (i) the use, operation, and maintenance of the Project on the Closing Date in accordance with Good Industry Practices and (ii) the Project, including each of its generators and generation units, to be capable of (A) operating safely and reliably in accordance with Good Industry Practices and the performance requirements set forth on Part II of Schedule 4.14(b) and (B) making available and delivering Load-Following Capacity and Energy to each of the Transmission Systems to which the Project is interconnected.  “Load-Following Capacity and Energy” means the megawatt output level capable, as of a given moment, of being continuously produced and made available, and the electric energy delivered, or to be delivered, in accordance with the specifications set forth on Part III of Schedule 4.14(b).

(c)                                  As of the Closing, no Affiliate of Seller owns an interest in the Purchased Assets (other than indirectly through such Affiliate’s ownership interest in Seller), and Seller shall have caused all assets held by Operator or an Affiliate of Seller that would constitute Purchased Assets if held by Seller to have been conveyed to Seller prior to the Closing.

Section 4.15.                         Environmental Matters.

(a)                                 The representations and warranties set forth in this Section 4.15(a) relate exclusively to the period of Seller’s or any of its Affiliate’s ownership or control of the Project or any of the Project Real Property.  Seller makes no representations and warranties under this Section 4.15 with respect to any period prior to Seller’s or any of its Affiliate’s ownership or control of the Project or any of the Project Real Property, except as set forth in Section 4.15(b).  Part A of Schedule 4.15 sets forth a complete and correct list of all material Environmental Permits and all pending applications for any new material Environmental Permits or the renewal, extension or modification of any material Environmental Permit held by Seller or any of its Affiliates in each case in respect of the Purchased Assets and the conduct of the Business, and, to Seller’s Knowledge, Part B of Schedule 4.15 sets forth a complete and correct list of all material Environmental Permits and all pending applications for any new material Environmental Permit or the renewal, extension or modification of any material Environmental Permit held by Operator on behalf of Seller in each case in respect of the Purchased Assets and the conduct of the Business.

(i)                                     Except as set forth in Part C of Schedule 4.15, the Project and the Project Real Property are and, since August 20, 2013 have been owned, used, operated, maintained, and repaired in compliance in all material respects with all applicable Environmental Laws (including Laws requiring Seller to obtain, maintain, and comply with Environmental Permits).  Seller has obtained and, at all times since August 20, 2013, maintained in full force and effect all material Environmental Permits required by Environmental Law for the ownership, lease, use, operation, maintenance or repair of the Project, the conduct of the Business, and the occupation of the Project Real Property.  Each Environmental Permit that is a Purchased Permit is valid and in full force and effect and, as of the Closing, is held by Seller.  To Seller’s Knowledge, no event has occurred that permits or requires the revocation, suspension, limitation, or termination of, or the adverse modification, suspension, impairment, or limitation in any material respect of, any material Environmental Permit.

(ii)                                  Except as set forth in Part C of Schedule 4.15, neither Seller nor to Seller’s Knowledge, any of its Affiliates, nor Operator has ever generated, transported, used, stored, treated, disposed of, handled, or managed Hazardous Substances relating to the Project or the Project Real Property except in compliance in all material respects with, or as would not reasonably be expected to give rise to a material Liability under, all applicable Environmental Laws.

(iii)                               Except as set forth in Part C of Schedule 4.15, (A) to Seller’s Knowledge, no material Environmental Condition exists at the Project or at, on, or under the Project Real Property; (B) to Seller’s Knowledge, no Hazardous Substance has been released by the Project or at, on, or under the Project Real Property; and (C) to Seller’s Knowledge, no Hazardous Substance has migrated onto or from the Project Real Property, in each case of (A), (B), and (C) except in compliance in all material respects with all Environmental Laws or as has been Remediated to the satisfaction of the applicable Governmental Authorities and in compliance in all material respects with all applicable Environmental Laws.  Each such Remediation is disclosed in Part C of Schedule 4.15.

(iv)                              Except as set forth in Part C of Schedule 4.15, there is not any pending or, to Seller’s Knowledge, threatened, Environmental Claim with respect to the Project or the Project Real Property.  To Seller’s Knowledge, Seller does not have any material Environmental Liability relating to the Project or the Project Real Property.

(v)                                 Except as set forth on Part C of Schedule 4.15, to Seller’s Knowledge, no above-ground storage tanks, underground storage tanks, or other storage or process tanks (in each case, containing any material quantity of any Hazardous Substance) are or have been owned, operated, leased, or used at the Project Real Property in each case as would give rise to a material Environmental Liability.  Except as set forth on Schedule 4.15, to Seller’s Knowledge, the Project and the Project Real Property do not contain and have not contained friable asbestos or asbestos-containing material, polychlorinated biphenyls, or equipment containing the foregoing, regulated concentrations of lead or lead-based paint, or urea formaldehyde foam insulation, in each case as would reasonably be expected to give rise to a material Environmental Liability.

(vi)                              Except as set forth in Part C of Schedule 4.15, Seller has not sought or obtained, and, to Seller’s Knowledge, no other Person has sought or obtained, environmental insurance with respect to the Project or the Project Real Property.

(vii)                           Except as set forth in Part C of Schedule 4.15, no material Encumbrance under any Environmental Law exists or has been imposed on or, to Seller’s Knowledge, threatened to be imposed by any Governmental Authority on the Project or the Project Real Property and, to Seller’s Knowledge, there are no material events, facts, circumstances, or conditions (or set of events, facts, circumstances, or conditions) that are otherwise reasonably likely to restrict, encumber, or result in the imposition of any Encumbrances under any Environmental Laws with respect to the ownership, occupancy, operation, maintenance, or use of the Project or the Project Real Property.

(b)                                 To Seller’s Knowledge, the representations and warranties set forth in Section 4.15(a) are true and correct with respect to the period prior to Seller’s or any of its Affiliate’s ownership or control of the Project or the Project Site.

(c)                                  Section 4.14(b) and Section 4.15 contain the sole and exclusive representations and warranties of Seller with respect to environmental, health and safety matters, including all matters arising under Environmental Laws or relating to Environmental Conditions, Environmental Liabilities, Environmental Claims, or Hazardous Substances.

Section 4.16.                         Tax Matters.

(a)                                 Seller or an Affiliate of Seller has prepared in good faith and duly and timely filed, or caused to be duly and timely filed, all material Tax Returns relating to the Business or the Project and required to be filed by Seller or any of its Affiliates with the applicable Governmental Authority or Person.  All Tax Returns described above are true, correct, and complete in all material respects.

(b)                                 All material Taxes imposed on or with respect to the Business or the Project, or for which Seller or any of its Affiliates is or could be liable, whether to Governmental Authorities (as, for example, under Law) or to other Persons (as, for example, under Tax allocation agreements or partnership agreements) with respect to all taxable periods, or portions thereof, ending on or before the Closing, and required to be paid by Seller or any of its Affiliates to Governmental Authorities or other Persons, have been paid, whether or not shown as due on the Tax Returns described in Section 4.16(a), except to the extent nonpayment thereof is permitted pursuant to applicable bankruptcy Law as of the Effective Date.

(c)                                  Seller and its Affiliates have complied in all material respects with all Tax Laws and all Tax agreements applicable to the Business or the Project.

(d)                                 Neither Seller nor any of its Affiliates is a party to any Action, nor is any Action, to Seller’s Knowledge, threatened for the assessment or collection of any material Tax relating to the Business or the Project.  No deficiency notice or report has been received, directly or indirectly, by Seller or any of its Affiliates in respect of any material Tax relating to the Business or the Project that has not resulted in a final binding settlement and payment to the applicable Governmental Authority or Person.

(e)                                  Except as set forth in Part I of Schedule 4.16, (i) (A) no Tax Return of Seller or any of its Affiliates relating to a material Tax with respect to the Business or the Project is under examination by the Internal Revenue Service or other Governmental Authority; (B) all deficiencies asserted as a result of any such examination have been paid or finally settled; and (C) to Seller’s Knowledge, no issue has been raised by the Internal Revenue Service or other Governmental Authority in any examination disclosed in Part I of Schedule 4.16 that, by application of the same or similar principles, would reasonably be expected to result in a proposed deficiency for Seller or any its Affiliates for any other taxable period that remains subject to examination but has not been so examined to the extent such liability would constitute an Assumed Liability or (ii) the period for assessment of the Taxes in respect of each such Tax Return was required to be filed (taking into account any and all applicable extensions and waivers) has expired.

(f)                                   Except as set forth in Part II of Schedule 4.16, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Return relating to the Business or Project for any taxable period that relates to a material Tax.

(g)                                  None of the Purchased Assets secures, directly or indirectly, any debt the interest on which is tax-exempt under Section 103(a) of the Code.

Section 4.17.                         Employee Matters.

(a)                                 All of the present Project Employees as of the Effective Date are Employees of Seller or Operator and are listed, together with their current employer, on Schedule 4.17(a).  Seller has provided to each Purchaser a true, accurate, and complete list of the present Project Employees as of the Effective Date that contains their names, titles, years of service with Seller and its Affiliates, treatment by Seller or Operator (as applicable) under the Fair Labor Standards Act of 1938 (“FLSA”) (as exempt or non-exempt), and current compensation or base salaries or wages payable to each such Project Employees.  Other than the Project Employees listed on Schedule 4.17(a), no other individuals work at, or if working at another location, perform substantially all of their work in support of, the Project or the Business as of the Effective Date.

(b)                                 With respect to the Project Employees and except as set forth on Schedule 4.17(b), (i) Seller, Operator, and each of their respective Affiliates is in material compliance with all Laws relating to employment and employment practices, compensation, wages and hours, labor relations, workers’ compensation, safety, discrimination, harassment, retaliation, affirmative action, hiring and firing, immigration, employment Contracts, leave, reasonable accommodation, severance, privacy, medical privacy, unemployment, and all other terms, conditions, or practices of employment or the workplace, (ii) there is no Action pending or, to Seller’s Knowledge, threatened, or any Order binding upon Seller, Operator, or any of their respective Affiliates relating to employment and employment practices, compensation, wages and hours, overtime, labor relations (including union organizing), workers’ compensation, safety, discrimination, harassment, retaliation, affirmative action, hiring and firing, worker classification, Employee Plans, employee benefits, immigration, employment Contracts, leave, reasonable accommodation, severance, privacy, medical privacy, unemployment, or any other terms, conditions, or practices of employment or the workplace that would reasonably be expected to result in material Liability to Purchaser or any of its Affiliates; and (iii) except as would not reasonably be expected to result in material liability to Purchaser or any of its Affiliates, each Project Employee is properly classified under the FLSA and under any similar Law of any state or other jurisdiction applicable to such individuals.  Except as would not reasonably be expected to result in material liability to Purchaser or any of its Affiliates, each Person performing services to or in support of the Project or the Business in a capacity other than as a Project Employee has been properly classified as an independent contractor and engaged in accordance with all applicable Laws.

(c)                                  None of Seller, Operator, or any of their respective ERISA Affiliates is or has been a party to any collective bargaining agreement or other union Contract applicable to any Project Employee; no such Contract determines the terms and conditions of employment of any Project Employee; and no collective bargaining agent has been certified as a representative of any of the Project Employees and, during the three-year period immediately preceding the Effective Date, no representation petition has been filed with the National Labor Relations Board.  No representation campaign or election is now in progress with respect to any of the Project Employees.  Further, (i) no Project Employees are represented by, and Seller has no Knowledge of any ongoing union organizing efforts with respect to, the Project or any Project Employees by, any union or labor organization; (ii) there is no labor strike, slowdown, sickout, lockout, or work stoppage pending or, to the Knowledge of Seller, threatened by any Project Employee; and (iii) except as set forth on Schedule 4.17(c), none of Seller, Operator, or any of their respective Affiliates has received written notice of any unfair or illegal labor, workplace, or employment-related claim or similar claim that is pending or threatened against any of them before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor, or any other Governmental Authority in any way relating to the Project, any Project Employee, or any contractor providing services to or in support of the Project.

Section 4.18.                         Employee Benefits.

(a)                                 Neither Seller nor any of its ERISA Affiliates has incurred any Liability under Title IV of ERISA that could become a Liability of Purchaser or any of its Affiliates, nor do any circumstances exist that could reasonably be expected to cause Purchaser or any of its Affiliates to be subject to Liability under Title IV of ERISA in respect of any Employee Plan.

(b)                                 Except as set forth on Part II of Schedule 4.18, neither Seller nor Operator sponsors, maintains, participates in, or contributes to (or has ever contributed to), or has any Liability with respect to, (i) any Pension Plan or (ii) any multiemployer plan as defined in Section 414(f) of the Code or Sections 3(37)(A) or 4001(a)(3) of ERISA.

(c)                                  Except as set forth on Part III of Schedule 4.18, neither the execution and delivery of this Agreement nor the consummation of the Transactions, whether alone or in conjunction with any other event, will trigger any funding (through a grantor trust or otherwise), accelerate the time of payment, funding, or vesting, or increase the amount of any compensation, severance, or other benefits payable to any Project Employee.  Neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in a change in ownership or control of Seller or any of its Affiliates under Section 280G of the Code.

(d)                                 No assets of Seller are subject to any Encumbrance under Section 430(k) of the Code nor do any circumstances exist that could reasonably be expected to result in such an Encumbrance and, to Seller’s Knowledge, no such Encumbrance is pending or threatened against any of the assets of Seller.

(e)                                  With respect to each Pension Plan: (i) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for premiums not yet due); (ii) no notice of intent to terminate the plan has been filed with the PBGC or distributed to participants; (iii) no amendment terminating the plan has been adopted; (iv) no proceedings to terminate the plan have been instituted by the PBGC; (v) all applicable minimum funding requirements under Section 412 of the Code and Section 302 of ERISA have been met, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made; (vi) no lien has arisen under ERISA or the Code on the assets of Seller; and (vii) no liability under Section 4062(e) of ERISA has been incurred.  No Pension Plan covering any Project Employee is a “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(f)                                   Notwithstanding any other provision of this Agreement, this Section 4.18 contains the exclusive representations and warranties of Seller concerning employee benefits and ERISA matters.

Section 4.19.                         Insurance.  Part I of Schedule 4.19 sets forth a complete and accurate list of all material Project Insurance Policies held by Seller or its Affiliates.  Seller or NRG has provided to Purchaser complete and accurate copies of the material Project Insurance Policies.  All material Project Insurance Policies are in full force and effect in accordance with their terms, and no notice of cancellation in respect of any material Project Insurance Policy has been received, directly or indirectly, by Seller or any of its Affiliates.  Part II of Schedule 4.19 sets forth, by year, for the current policy year and each of the three (3) preceding policy years, exclusively as applied to the Project, (a) a statement describing each material claim under any Project Insurance Policy on a “ground up” basis and setting forth (i) the name of each claimant, (ii) a description of the Project Insurance Policy under which the claim was made by insurer, type of insurance, and coverage period, and (iii) the amount and a brief description of the claim; and (b) a statement describing the loss experience for all material claims that were self-insured, including the number and aggregate cost of such claims.

Section 4.20.                         Regulatory Status.

(a)                                 Seller was determined by FERC to be an exempt wholesale generator within the meaning of Section 32 of the Public Utility Holding Company Act of 1935 by order dated October 1, 2004, in Docket No. EG04-77-000.  The Project and Seller have met, and will continue to meet until the consummation of the Transactions at the Closing, all applicable requirements for the maintenance of such exempt wholesale generator status under the Public Utility Holding Company Act of 2005 and FERC’s regulations thereunder.

(b)                                 The Project is part of the bulk-power system as defined in 18 C.F.R. § 39.1 and Seller is registered as the “Generator Owner” and “Generator Operator” for the Project as defined in the NERC Statement of Compliance Registry Criteria under NRG Wholesale Generation LP, NCR11204.  NRG Wholesale Generation LP, NCR11204, with respect to the Project, is in compliance with: (i) all reliability standards applicable to the Project under 18 C.F.R. Part 39 and (ii) all FERC-approved reliability standards that will become mandatory and enforceable and apply to the Project under 18 C.F.R Part 39 within six (6) months after the Closing Date.  In accordance with the NERC Uniform Compliance Monitoring and Enforcement Program, all prior noncompliance with reliability standards applicable to the Project under 18 C.F.R. Part 39 has been identified, reported, and resolved; all mitigation of all noncompliance with reliability standards applicable to the Project has been completed, and all penalties or other Liabilities for noncompliance with reliability standards applicable to the Project assessed to or incurred by Seller have been paid in full.  There are no “high impact BES Cyber Systems” used by and located at the Project and no “medium impact BES Cyber Systems” associated with the Project under CIP-002-5.1a.

Section 4.21.                         Pipeline Status.  Seller does not own or control any pipeline serving the Project or located on the Project Site, other than natural gas piping downstream of the TETCO delivery meter used solely to provide fuel to the Project.

Section 4.22.                         Gas Transportation Matters.

(a)                                 In connection with Seller’s obligations under Section 6.25(a) and Section 6.25(c), TETCO has agreed, in accordance with the terms of TETCO’s FERC Gas Tariff, to allow Seller to request FT-1 service with respect to each of the Available FT Capacity and the Lateral FT Capacity with a service commencement date on or prior to November 1, 2019.

(b)                                 Seller has the right and ability to cause the permanent release of the Existing FT Capacity to Purchaser in accordance with the terms of this Agreement, TETCO’s FERC Gas Tariff, and Laws.

Section 4.23.                         Accounting Breakdown.  Schedule 4.23 sets forth, with respect to the Project, (a) the gross book value, accumulated depreciation, and net book value of the plant in service, and (b) the construction work in progress balance, in each case of clauses (a) and (b), in accordance with GAAP and as of May 31, 2018.

Section 4.24.                         Brokers.  No agent, broker, finder, investment or commercial banker, or any other Person is, has earned, or will be entitled to any broker’s, finder’s, or similar fee, commission, or payment arising in connection with this Agreement or any of the Transactions as a result of any agreement, commitment, or action by Seller or any Affiliate thereof.

Section 4.25.                         No Additional Representations and Warranties.  Except for the representations and warranties of Seller expressly set forth in this Agreement or any Ancillary Agreement to which Seller is a party, Seller has not made, and makes, no other representations or warranties, express or implied, oral or written, to Purchaser or any Affiliate of Purchaser relating to the Purchased Assets, the Project, or the Business.  Nothing in this Section 4.25 is intended to or shall reduce or limit the Liability of Seller with respect to any breach of a representation or warranty of Seller expressly set forth in this Agreement or any Ancillary Agreement to which Seller is a party.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller, as of the Effective Date and as of the Closing Date, as follows:

Section 5.1.                                Organization and Existence.  Purchaser is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Mississippi and has all requisite corporate power and authority to own, use, lease, and operate its properties and to carry on its business as now being conducted.  Purchaser is duly qualified to do business and is in good standing in Mississippi and each other jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser.

Section 5.2.                                Execution, Delivery, and Enforceability.  Purchaser has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and the Ancillary Agreements to which it is or becomes a party and to consummate the Transactions.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which Purchaser is or becomes a party, the performance by Purchaser of its obligations hereunder and thereunder, and the consummation by Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action required on the part of Purchaser, and no other corporate acts, approvals, or proceedings on its part or on the part of the holders of any of its equity or debt securities are necessary to authorize the same.  Assuming the due authorization, execution, and delivery by Seller of this Agreement and the Ancillary Agreements to which Seller is or becomes a party, this Agreement constitutes, and the Ancillary Agreements to which Purchaser is or becomes a party when executed by Purchaser shall constitute, the valid and legally binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws of general application relating to or affecting the enforcement of creditors’ rights and by general equitable principles.

Section 5.3.                                No Violation.  Assuming receipt of Purchaser’s Consents and Purchaser’s Regulatory Approvals, and assuming the expiration or termination of the applicable waiting periods under the HSR Act, neither the execution and delivery by Purchaser of this Agreement or any of the Ancillary Agreements to which Purchaser is or becomes a party nor Purchaser’s compliance with any provision hereof or thereof, nor Purchaser’s consummation of the Transactions will:

(a)                                 violate, conflict with, or result in a breach of any provisions of the Organizational Documents of Purchaser;

(b)                                 result in a violation under or breach of, conflict with, constitute (with due notice or lapse of time or both) a default, or give rise to any right of termination, purchase, first refusal, cancellation, acceleration, or guaranteed payment, in each case under the terms, conditions, or provisions of any note, bond, mortgage, loan agreement, deed of trust, indenture, or Contract or other instrument to which Purchaser is a party or by which Purchaser is bound; or

(c)                                  violate, conflict with, or result in a breach of any Law or Permit applicable to Purchaser or any of its assets or operations.

Section 5.4.                                Litigation.  Except as set forth in Schedule 5.4, there is no Action pending or, to Purchaser’s Knowledge, threatened against or involving Purchaser or any of its Affiliates before or being conducted by any Governmental Authority or arbitrator that, individually or in the aggregate, would reasonably be expected to result, or has resulted, in (a) the institution of legal proceedings to prohibit or restrain the performance by Purchaser of Purchaser’s obligations under this Agreement or any of the Ancillary Agreements to which Purchaser is or becomes a party or the consummation of the Transactions, (b) a claim against Seller or any of its Affiliates for damages as a result of Purchaser entering into this Agreement or any of the Ancillary Agreements or the consummation by Purchaser of the Transactions, or (c) a material delay in or material impairment of Purchaser’s performance of its obligations under this Agreement or any of the Ancillary Agreements or a material impairment of the authority, right, or ability of Purchaser to consummate the Transactions.

Section 5.5.                                Purchaser’s Consents and Regulatory Approvals.  Part I of Schedule 5.5 sets forth a complete and accurate list of Purchaser’s Consents and Part II of Schedule 5.5 sets forth a complete and accurate list of Purchaser’s Regulatory Approvals.

Section 5.6.                                Brokers.  No agent, broker, finder, investment or commercial banker, or any other Person is, has earned, or will be entitled to any broker’s, finder’s, or similar fee, commission, or payment arising in connection with this Agreement or any of the Transactions as a result of any agreement, commitment, or action by Purchaser or any Affiliate thereof.

Section 5.7.                                Financing.  Purchaser will have as of the Closing sufficient cash and access to funds to pay the Purchase Price and all other costs, fees and expenses to be paid by

Purchaser in connection with this Agreement or any Ancillary Agreement to which Purchaser is a party and the consummation of the Transaction.

Section 5.8.                                Purchaser LTSA.  Purchaser and GEII have entered into a Purchaser LTSA that will become effective as of Closing upon assignment of the LTSA by Seller to Purchaser and without further action on the part of Purchaser or GEII.  The Minimum Variable Fee Period in the Purchaser LTSA ends on December 31, 2021.

Section 5.9.                                No Additional Representations and Warranties.  Except for the representations and warranties of Purchaser expressly set forth in this Agreement or any Ancillary Agreement to which Purchaser is a party, Purchaser has not made, and does not make, any representation or warranty, express or implied, oral or written, to Seller or any Affiliate of Seller related to the Transactions.  Nothing in this Section 5.9 is intended to or shall reduce or limit the Liability of Purchaser with respect to any breach of a representation or warranty of Purchaser expressly set forth in this Agreement or any Ancillary Agreement to which Purchaser is a party.

ARTICLE VI.

COVENANTS OF THE PARTIES

Section 6.1.                                Efforts to Close.

(a)                                 Subject to the terms and conditions herein, each of the Parties shall cooperate, and shall cause their Representatives to cooperate, with the other and use commercially reasonable efforts to consummate and make effective, as soon as reasonably practicable, the Transactions.  Such actions shall include (i) in the case of Seller, exercising commercially reasonable efforts to (A) file a motion with the Bankruptcy Court seeking approval of the Final Sale Order within ten (10) Business Days after the Effective Date, and have the Final Sale Order approved as soon as possible thereafter; provided, that the Seller shall not be required to file the Final Sale Order on an “emergency basis,” (B) obtain each of the Consents of any Governmental Authority or other Person required for the Closing to occur or required to transfer, convey, and assign the Purchased Assets and the Assumed Liabilities to Purchaser at the Closing, including Seller’s Regulatory Approvals and Seller’s Consents, (C) effect all other necessary notifications, registrations, and filings, including filings under Laws, and all other necessary filings with any Governmental Authority having jurisdiction over Seller or the Project, (D) obtain the instruments and documents described in Section 3.2(e), (E) release or remove, or obtain the release or removal of, all Encumbrances described in Part II of Schedule 1.1C, and (F) satisfy all conditions of Seller to the Closing set forth herein, and (ii) in the case of Purchaser, exercising commercially reasonable efforts to (A) obtain each of the Consents of any Governmental Authority or other Person required for the Closing to occur or required to receive the Purchased Assets and the Assumed Liabilities from Seller at the Closing, including Purchaser’s Regulatory Approvals and Purchaser’s Consents, (B) effect all other necessary notifications, registrations, and filings, including filings under Laws, and all other necessary filings with any Governmental Authority having jurisdiction over Purchaser or the Project, and (C) satisfy all conditions of Purchaser to the Closing set forth herein, in each case without limiting Seller’s or Purchaser’s (as applicable) obligations under this Agreement or any Ancillary

Agreement.  Seller shall provide to Purchaser a reasonable opportunity to review and comment on the motion to be filed with the Bankruptcy Court seeking approval of the Final Sale Order, including the form of the proposed Final Sale Order, prior to filing such motion and shall consider in good faith any comment to such motion provided to Seller by Purchaser.

(b)                                 Nothing in Section 6.1(a) is intended to or shall vary the terms of any discretion or judgment (however expressed) granted to a Party herein or in any Ancillary Agreement.  For the avoidance of doubt, and without limiting the generality of the foregoing, nothing in this Agreement shall require Purchaser or any Affiliate of Purchaser to offer, accept, or fulfill any term, condition, or limitation on the Purchaser’s Regulatory Approvals that is unsatisfactory to Purchaser in its sole and absolute discretion, including any term or condition (i) requiring Purchaser (or any of its Affiliates) to dispose of, sell, or transfer ownership or control of any of its assets, properties, or businesses, hold or retain separate particular assets or categories of assets, properties, or businesses, or agree to divest, dispose of, or hold separate one or more assets or properties or accept less than full recovery of all costs associated with the Transactions or any regulatory term unacceptable to Purchaser, or (ii) conditioning approval or authorization on any of the same.

Section 6.2.                                Transaction Expenses.  Except as otherwise provided in this Agreement (including the remainder of this Section 6.2) or any Ancillary Agreement, all costs and expenses incurred in connection with this Agreement, any Ancillary Agreement, or the Transactions shall be paid by the Party incurring such expenses, whether or not the Closing occurs.  The Parties agree that:

(a)                                 except as provided in Section 6.6(a), all costs of the Title Commitment and the Title Policy shall be borne by Purchaser, including the charges and costs of the Title Insurer to issue the Title Commitment or the Title Policy (including the costs of the endorsements set forth on Schedule 6.2) and the costs of the Surveys;

(b)                                 all documentary, Purchased Project Contract, and license transfer, Consent, or conveyance or assignment fees or similar charges or costs, if any, including Taxes, shall be borne by Seller;

(c)                                  all Permit or Emission Allowance transfer or assignment fees or similar charges or costs, if any, including Taxes, shall be borne by Purchaser;

(d)                                 all recording fees and charges with respect to the transfer of Purchased Project Contracts, Purchased Permits, or real property from Seller to Purchaser or the release of Encumbrances in connection with this Agreement or any Ancillary Agreement or the Closing shall be borne by Seller;

(e)                                  all amounts charged by the Environmental Consultant, including any subcontractor thereof, in connection with the Environmental Assessment shall be borne one-half by Purchaser and one-half by Seller; and

(f)                                   the filing fee payable in connection with the notifications required to be filed under the HSR Act with respect to the Transactions shall be borne one-half by Purchaser and one-half by Seller.

All costs and expenses payable by one Party to the other Party under this Section 6.2 shall be settled (i) upon or within thirty (30) days after the termination or expiration of this Agreement or (ii) if the Closing occurs, (A) at the Closing if the cost or expense is incurred prior to or on the Closing or (B) in accordance with Section 3.6, Section 3.7, and Section 3.8 if the cost or expense is incurred after the Closing.

Section 6.3.                                Conduct Pending Closing.

(a)                                 From the Effective Date through the Closing, unless Purchaser shall otherwise consent in writing, and except for (i) actions required by Law, (ii) actions permitted by this Agreement or any Ancillary Agreement or necessary to consummate the Transactions and expressly contemplated hereunder or thereunder, and (iii) subject to the other terms of this Agreement, reasonable actions taken in response to an emergency or an event of force majeure in accordance with Good Industry Practices and promptly disclosed in writing to Purchaser, Seller shall, and, where applicable, shall cause its Affiliates and Operator and, to the extent of its ability, GEII to conduct the Business and operate and maintain the Project (or cause the Project to be operated and maintained) in accordance with all Laws and Permits in all material respects and in the ordinary course of the conduct of the Business consistent with past practices and Good Industry Practices, including (A) operating and maintaining the systems, equipment, and machinery of the Project in compliance with all Laws and Permits in all material respects and Good Industry Practices, including compliance with the manufacturer’s technical requirements and information and, to the extent applicable, the LTSA in all material respects, and, with respect to any damage to any Purchased Asset other than due to a Casualty Event, and without limiting the other applicable terms of this Agreement, Repair such Purchased Asset fully consistent with requirements set forth in Section 6.8(d) and Section 6.8(e) (notwithstanding, in each case, that such damage to such Purchased Asset does not constitute a “Damaged Portion”), (B) making, or causing to be made, timely and complete application to the applicable Governmental Authority for the renewal of any Purchased Permit so as to effectuate such renewal reasonably prior to the scheduled expiration date of such Purchased Permit, and (C) using commercially reasonable efforts to preserve the good will of Employees, lessors, suppliers, licensors, agents, contractors, and other Persons having a material business relationship with Seller or any of its Affiliates with respect to the Project or the Business or Governmental Authorities having jurisdiction over the Project, the Project Real Property, or the Business.  In addition, with respect to (1) each Contract entered into by Seller or any of its Affiliates from and after the Effective Date through the Closing that would be a Purchased Project Contract and (2) each Purchased Warranty obtained by Seller or any of its Affiliates from and after the Effective Date through the Closing, Seller shall, and where applicable shall cause its Affiliates to, use commercially reasonable efforts to cause each such Contract to permit Seller to freely assign, transfer, and/or convey such Purchased Project Contract or Purchased Warranty without the Consent of any Person, including, for the avoidance of doubt, without any requirement that Purchaser or any Affiliate of Purchaser enter into a new Contract with the counterparty to such Purchased Project Contract or Purchased Warranty or provide new consideration to such counterparty (or its designee) as a condition to the effectiveness of such assignment, transfer, and/or conveyance.

(b)                                 From the Effective Date through the Closing, unless Purchaser shall otherwise consent in writing, and except for actions required by Law, actions permitted by this Agreement or an Ancillary Agreement or necessary to consummate the Transactions or the transactions contemplated by the Ancillary Agreements and expressly contemplated hereunder or thereunder, and, subject to the other terms of this Agreement, reasonable actions taken in response to an emergency or an event of force majeure in accordance with Good Industry Practices and promptly disclosed in writing to Purchaser, Seller shall not, and, where applicable to the Purchased Assets or the Business, shall cause its Affiliates and Operator not to:

(i)                                     (A) amend, supplement, or otherwise modify in any material respect, or terminate or, except as required by its terms, renew or extend any Purchased Project Contract or Purchased Permit, (B) waive any material default by, material term of, or material right against, or release, settle, or compromise any material claim against, any other party to a Purchased Project Contract, the LTSA, or any other material Contract to which Seller or any of its Affiliates is a party arising out of or related to such Contract, except to the extent such waiver, release, settlement, or compromise relates solely to the payment or performance obligations of such other party during the period prior to the Closing and does not create any Assumed Liability or adversely affect, in any material respect, the use, operation, maintenance, or physical condition of the Purchased Assets or the conduct of the Business, or (C) enter into any new Purchased Project Contract, subject to Section 2.1(f);

(ii)                                  sell, lease, license, transfer, or otherwise dispose of, or remove from the Project, or make or enter into any Contract for the sale, lease, license, transfer, disposition, or removal of, any material asset or property that would be included in the Purchased Assets, except for (A) the disposition of Consumables, or the transfer, disposition, or removal of obsolete, broken, damaged, or worn-out assets or assets not in compliance with Laws or applicable Permits, in the ordinary course of the conduct of the Business consistent with past practices and Good Industry Practices, (B) any sale, lease, license, transfer, or disposition of such assets or properties made to Purchaser or its Affiliates, and (C) the conversion of Fuel into electric energy in the ordinary course of the conduct of the Business;

(iii)                               permit, allow, or cause any of the Purchased Assets to become subject to any Encumbrance, other than a Permitted Encumbrance;

(iv)                              resolve, settle, or compromise any Environmental Claim or any Action under any Law (including Environmental Law) pending before or being conducted by a Governmental Authority, arbitrator, or mediator relating to the Business or the Purchased Assets, except to the extent such resolution, settlement, or compromise is an Excluded Liability or would not (A) require or involve any material post-Closing Remediation or (B) have a material and adverse effect on Purchaser’s ownership, use or operation of, or the value of, the Purchased Assets, or Purchaser’s conduct of the Business, after the Closing;

(v)                                 (A) incur any obligation for borrowed money secured by the Purchased Assets other than extensions of credit and similar events in the ordinary course of the conduct of the Business or (B) except for credit support provided to Purchaser, guarantee with the Purchased Assets, or otherwise make the Business liable for, the obligations of any Person other than any obligations for borrowed money, extensions of credit, or guarantees that would be discharged on or prior to the Closing;

(vi)                              delay beyond its due date the payment or discharge of any account payable or other Liability that, upon or after the Closing, would be an Assumed Liability or could reasonably be expected to adversely affect, in any material respect, the use, operation, maintenance, or physical condition of the Purchased Assets or the conduct of the Business;

(vii)                           sell, transfer, swap, or otherwise make unavailable to Purchaser at the Closing any of the Emission Allowances, except for the surrender of Emissions Allowances to the issuing Governmental Authority in accordance with the requirements of Laws;

(viii)                        make any material change to the levels of Inventory maintained at the Project or to the current approved or any future operating or capital budget for the Project, except in the ordinary course of the conduct of the Business consistent with past practices and in accordance with Good Industry Practices;

(ix)                              change any method, practice, or principle of financial accounting that is material to the consummation of the Transactions or the obligations of the Parties hereunder, except as required by GAAP or Law;

(x)                                 make or change any election or registration with MISO with respect to the Project that would be applicable to the Project after the Closing except as required by this Agreement or the MISO Agreement or permitted in a writing signed by an authorized representative of Purchaser;

(xi)                              make any fundamental change to the Business;

(xii)                           hire any new Project Employee; provided, however, that Seller may hire new Project Employees to fill vacancies resulting from departures or as would otherwise reasonably be necessary to operate the facility, upon prior written consent of the Purchaser, which consent shall not be unreasonably withheld;

(xiii)                        take any action with respect to the compensation and/or benefits of, or conditions of employment of, any Project Employee, in each case that would be reasonably expected to result in any increase in Liability to Purchaser or its Affiliates;

(xiv)                       authorize or commit to do or agree to take, whether in writing or otherwise, any of the foregoing prohibited actions; or

(xv)                          without limiting Section 6.24(a)(iii), seek, or permit or allow any other Person to seek, NITS for the Project for a term that could survive the Closing or could have the effect of delaying the Closing.

(c)                                  Nothing in this Section 6.3 shall preclude Seller or any Affiliate of Seller from (i) paying, prepaying, or otherwise satisfying any Liability that, if outstanding as of the Closing Date, would be an Assumed Liability or an Excluded Liability, provided that no Assumed Liability that could reasonably be expected to adversely affect, in any material respect, the use, operation, maintenance, or physical condition of the Purchased Assets or the conduct of the Business is created or increased by or otherwise arises out of the satisfaction of such Liability, or (ii) incurring any Liability to any third party in connection with obtaining such party’s Consent to any Transaction, provided that any and all such Liabilities so incurred are Excluded Liabilities incurred in accordance with or are not prohibited by the terms of this Agreement or any Ancillary Agreement.

Section 6.4.                                Regulatory Approvals.

(a)                                 Purchaser and Seller each shall make and file, or cause to be made and filed, with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) all notifications and filings required to be made and filed under the HSR Act with respect to the Transactions.  The Parties shall consult with each other as to the appropriate time to make such notifications and filings and shall cooperate with each other with respect to the development and coordination of submission of such notifications and filings, including the prompt submission of responses to any requests for additional information from the FTC or DOJ.  Purchaser and Seller shall use good faith efforts to make such initial HSR Act notifications and filings with the FTC and the DOJ within ninety (90) days following the Effective Date.

(b)                                 Purchaser and Seller shall use good faith efforts to file with the FERC within ninety (90) Business Days following the Effective Date, the joint application of the Parties seeking authorization of the Transactions pursuant to Section 203 of the Federal Power Act.

(c)                                  Purchaser shall use good faith efforts to file with the FERC within ninety (90) days following the Effective Date, its application seeking authorization to recover the costs of any positive acquisition adjustment and related amortization expenses in connection with the Transaction pursuant to Section 205 of the Federal Power Act.

(d)                                 Purchaser shall use good faith efforts to file with the MPSC within ninety (90) days following the Effective Date, its application seeking authorization of the Transactions; and

(e)                                  Purchaser shall use good faith efforts to file with the MPSC within ninety (90) days following the Effective Date, its request for approval of the recovery of all costs associated with the Transactions.

(f)                                   Seller and Purchaser shall use good faith efforts to file within ninety (90) Business Days following the Effective Date, a request for (i) a temporary waiver, for a period of time beginning upon the issuance of any order granting such waiver and ending ninety (90) days after the Closing Date, of the FERC’s capacity release rules as set forth in 18 C.F.R. § 284.8 (the “Capacity Release Rules”) and other related FERC policies and requirements with respect to the Capacity Arrangements, including the shipper-must-have-title policy, the prohibition on buy-sell arrangements, the prohibition on tying, posting, and bidding requirements, and the restrictions on capacity releases above or below the applicable maximum rate, and (ii) any and all waivers of the applicable FERC gas tariff(s) governing service provided pursuant to the Capacity Arrangements necessary to relieve Seller of any and all liability under such Capacity Arrangements (solely to the extent such liability is allocable to the period after the Closing Date and not resulting from any breach or default by, or waiver or extension given by or to, Seller) (collectively, the “FERC Waiver”).

(g)                                  The Parties acknowledge and agree that a Party shall be deemed to have acted in good faith if the making of any of the application filings described in Section 6.4(a), Section 6.4(b), Section 6.4(c), Section 6.4(d), Section 6.4(e), and Section 6.7(f) is delayed beyond the date provided therein as a result of any need to address in such application or resolve any perceived legal or regulatory issue or risk prior to submission of such application (including any issue arising from communications with the Department of Justice, Federal Trade Commission, FERC, or MPSC staff, as applicable, any newly issued or promulgated Law or official guidance, or any factual development relevant to the applicable filing) and any issue concerning application or filing sequencing or docket congestion.

(h)                                 Purchaser shall, with respect to Purchaser’s Regulatory Approvals, and Seller shall, with respect to Seller’s Regulatory Approvals:

(i)                                     use commercially reasonable efforts to prevent the entry in a judicial or administrative proceeding brought by any Governmental Authority or any other Person for a permanent or preliminary injunction, temporary restraining order, or other similar Order that would make unlawful, prevent, or delay consummation of the Transactions; and

(ii)                                  promptly take, in the event that such an injunction or similar Order has been issued in such a proceeding, any and all commercially reasonable efforts, including the appeal thereof and the posting of a bond to vacate, modify, or suspend such injunction or Order so as to permit the consummation of the Transactions on a schedule as close as possible to that contemplated by this Agreement.

(i)                                     With respect to the Seller’s Regulatory Approvals and Purchaser’s Regulatory Approvals referenced in Section 6.4(a), Section 6.4(b), and Section 6.4(c), Purchaser and Seller shall, upon the request of the other, mutually execute and deliver a joint defense agreement regarding such applications in substantially the form attached hereto as Exhibit G.

Section 6.5.                                Permit, Emission Allowance, Purchased Project Contract Transfers, and Transferred Warranties.

(a)                                 Subject to Section 6.2(c), Purchaser shall have primary responsibility for securing, at its expense, the transfer or re-issuance at or after the Closing of the Purchased Permits and the Emission Allowances held by or for Seller or any Affiliate thereof, as and when required by Law.  Subject to Section 6.2(c), Seller shall use, prior to, on, and, if applicable, after the Closing, at its expense, commercially reasonable efforts to cooperate and assist Purchaser with, and shall cause its Affiliates and its and their respective Representatives to use commercially reasonable efforts to cooperate and assist Purchaser with, the transfer and re-issuance of the Purchased Permits and Emission Allowances, including by timely executing and delivering, and, as applicable, causing its Affiliates to timely execute and deliver, any and all required documents or providing timely and appropriate notices and information to Governmental Authorities for Purchaser to timely obtain all Purchased Permits and Emission Allowances to be transferred or re-issued to it pursuant to Section 2.1(g) or Section 2.1(l) and by enforcing legal rights available to it, and, as applicable, causing its Affiliates to enforce legal rights available to them, under the terms of the Purchased Permits, Emission Allowances, and related Contracts.

(b)                                 Other than as provided in Section 6.5(a) with respect to the Purchased Permits and Emission Allowances, Seller shall have primary responsibility for securing, at its expense, Seller’s Consents (other than Seller’s Consents for Transferred Third-Party Held Intellectual Property Rights, which are subject to Section 6.5(c)).  Subject to Section 6.2(b), Purchaser shall use, prior to, on, and, if applicable, after the Closing, commercially reasonable efforts to cooperate and assist Seller with, and shall cause its Representatives to use commercially reasonable efforts to cooperate and assist Seller with, securing Seller’s Consents that are not Transferred Third-Party Held Intellectual Property Rights; provided, however, that, in connection therewith, Purchaser shall have no obligation to (i) pay any Consent fee, charge, payment, or other similar cost, however expressed, or (ii) provide any consideration of any kind or form (including the modification of an existing agreement or the entry into a new agreement), except, in the case of a Consent in connection with the assignment of a Purchased Project Contract, (A) the written assumption by Purchaser (or its designated Affiliate) of such Purchased Project Contract, (B) any modification to such Purchased Project Contract necessary to reflect such assumption, (C) the provision by Purchaser (or its designated Affiliate) of proof of creditworthiness or credit support required under such Purchased Project Contract, and (D) any modification to such Purchased Project Contract that Purchaser expressly agrees in writing to enter into and accept.

(c)                                  Seller and Purchaser shall, and shall cause their respective Representatives to, cooperate with each other and use good faith efforts to secure Seller’s Consents with respect to the Transferred Third-Party Held Intellectual Property Rights; provided that, Seller and Purchaser shall each bear its own expenses arising out of such cooperation and efforts pursuant to this Section 6.5(c); provided further, in no event shall Seller have any obligation to pay any Consent fee, charge, payment, or other similar cost or any consideration of any kind or form (including the modification of an existing agreement or the entry into a new agreement).

(d)                                 (i)                                     Seller shall not be obligated or permitted, without Purchaser’s prior consent, to transfer a Purchased Permit or Emission Allowance to Purchaser or its designee or a Purchased Project Contract or Purchased Warranty to Purchaser without the applicable Seller’s Consent having been obtained if the transfer by Seller or assumption by Purchaser of the same would constitute a breach or default under the Purchased Permit, Emission Allowance, Purchased Project Contract, or Purchased Warranty or violate any Law (each a “Non-Assigned Asset”).

(ii)                                  If any Seller’s Consent described in Section 6.5(d) is not obtained prior to the Closing, to the extent and for so long as the applicable Non-Assigned Asset shall not have been transferred to Purchaser or its designee, Seller shall, as directed by Purchaser, (A) hold such Non-Assigned Asset in trust for the use and benefit of Purchaser or its designee, and take such other actions (including entering into written agreements, notice of which shall, with respect to each transferred Permit or transferred Emission Allowance that is a Non-Assigned Asset, be provided, to the extent required by Law, by Purchaser to the Governmental Authority transferring or re-issuing such Non-Assigned Asset) as Purchaser may reasonably request in order to place Purchaser or its designee in the same position as if such Seller’s Consent had been obtained, or to provide Purchaser or its designee the full rights, privileges, and benefits of any such Non-Assigned Asset not transferred to Purchaser or its designee, and/or (B) reimburse Purchaser for all out-of-pocket costs and expenses incurred by Purchaser in connection with Purchaser or its designee either (1) obtaining a replacement Permit, Emission Allowance, Contract, or warranty (or an assignment thereof) to the extent such costs and expenses would not have been incurred by Purchaser or its designee if such Non-Assigned Asset had been transferred to Purchaser at the Closing (including renewal, extension, re-licensing, or re-issuance charges, transfer, assignment, or consent fees, and incremental contract costs) or (2) preventing a transferred Permit, transferred Emission Allowance, transferred Project Contract, or transferred warranty from becoming a Non-Assigned Asset.

(iii)                               If Purchaser makes the election in clause (A) of Section 6.5(d)(ii) with respect to any Non-Assigned Asset, Purchaser shall agree to perform for the benefit of Seller and comply with the obligations of Seller, at Purchaser’s expense, with respect to such Non-Assigned Asset, to the extent such obligations are reasonably capable of being performed and complied with by Purchaser, from and after the Closing through the completion of the transfer or re-issuance of such Non-Assigned Asset to Purchaser or its designee or the expiration thereof according to its terms.  If Purchaser makes the election in clause (B)(1) of Section 6.5(d)(ii) with respect to any Non-Assigned Asset, upon Purchaser’s obtaining such replacement Permit, Emission Allowance, Contract, or warranty, the replaced transferred Permit, transferred Emission Allowance, transferred Project Contract, or transferred warranty shall no longer constitute a transferred Permit, transferred Emission Allowance, transferred Project Contract, or transferred warranty.

(iv)                              If any Seller’s Consent is obtained after the Closing with respect to any Non-Assigned Asset, Seller shall, promptly after obtaining such Consent, notify Purchaser in writing and, if Purchaser so directs, execute and deliver to Purchaser an Assignment and Assumption Agreement with respect to such Non-Assigned Asset.  Nothing in this Section 6.5 shall limit a Party’s obligations or liabilities under Article III and Section 6.1 or Section 6.2.

(e)                                  With respect to any applicable compliance period that begins on or before the Closing Date and ends after the Closing Date, (i) Seller shall be responsible for procuring and transferring to Purchaser’s or its designated agent’s account, on or before the end of such compliance period, sufficient Emission Allowances for such compliance period as required under Law with respect to the Project or the Business for the portion of such period up to and including the Closing (such responsibility, an Excluded Liability), and (ii) Purchaser shall be responsible for procuring and transferring to its own or its designated agent’s account, on or before the end of each such compliance period sufficient Emission Allowances for such compliance period as required under Law with respect to the Project or the Business for the portion of such period after the Closing (such responsibility, an Assumed Liability).  Purchaser and Seller agree that, with respect to each such compliance period, Purchaser shall, or shall cause its designated agent to, prepare and timely file all notices and other filings, and take any other commercially reasonable actions, as necessary to comply in all material respects with Laws regarding Emission Allowances for such compliance period with respect to the applicable emissions allocable to the Project or the Business for each such entire compliance period.  The Parties further agree that, notwithstanding the transfer to Purchaser or its designated agent of the Emission Allowances pursuant to Section 2.1(l), the following Emission Allowances shall be held by Purchaser or its designated agent for the benefit of Seller and used or otherwise applied by Purchaser or its designated agent to satisfy all or part, as applicable, of Seller’s responsibilities pursuant to clause (i) above for each such applicable compliance period:  (A) unused and valid Emission Allowances granted with respect to all compliance periods ending on or before the Closing Date; and (B) the portion of the Emission Allowances granted with respect to any of the applicable compliance periods beginning on or before the Closing Date and ending after the Closing Date allocated to Seller based on the total Emission Allowances granted with respect to any such period, multiplied by the percentage representing the number of days during such period that occurred on or prior to the Closing Date divided by the total number of days in such period.  After the completion of such actions with respect to all such compliance periods, any excess Emission Allowances with respect to the Project or the Business shall be the sole property of Purchaser.

Section 6.6.                                Current Evidence of Title.

(a)                                 Purchaser shall, at Purchaser’s sole cost and expense, obtain with respect to the Owned Real Property, the Leased Real Property, and all Easements (collectively, the “Insurable Real Property”):

(i)                                     a title commitments issued by the Title Insurer to insure title to all Insurable Real Property, subject only to Permitted Encumbrances, (A) on the most current ALTA form available in the state of Mississippi, (B) in the name of Purchaser, (C) in an amount specified by Purchaser, but not to exceed the Purchase Price (the “Title Policy Amount”), and (D) including the endorsements set forth on Schedule 6.2 and such other endorsements as Purchaser may reasonably require (the “Title Commitment”), which Title Commitment shall include the Title Insurer’s requirements for issuing its title policy, which requirements shall be met by Seller on or before the Closing (including those requirements that must be met by releasing or satisfying monetary Encumbrances and providing any gap indemnity that may be required by the Title Insurer);

(ii)                                  complete and legible copies of all documents listed on Schedule B to such Title Commitments (the “Recorded Documents”); and

(iii)                               as-built surveys of the Insurable Real Property made after the Effective Date by a land surveyor licensed by the state of Mississippi and bearing a certificate, signed and sealed by the surveyor, certifying to Purchaser and the Title Insurer that such survey (A) was made in accordance with “2016 Minimum Standard Requirements for ALTA/NSPS Land/Title Surveys” and includes items 1-4, 6, 7(a), 7(b)(1), 7(c), 8-11, and 13-20 of Table A thereof, (B) was made pursuant to the Accuracy Standards (as adopted by ALTA and ACSM and in effect on the date of said certificate) of an “Urban” survey, and (C) reflects the locations of all building lines, easements, and areas affected by any Recorded Documents affecting such Insurable Real Property as disclosed in the Title Commitment (identified by issuer, commitment number, and an effective date after the Effective Date), as well as any encroachment onto the Insurable Real Property or by the improvements onto any easement area or adjoining property (each a “Survey”).

(b)                                 If any of the following shall occur (each, a “Title Objection”):

(i)                                     the Title Commitment or other evidence of title or search of the appropriate real estate records discloses that any Person other than Seller has title to the Insurable Real Property;

(ii)                                  the Title Commitment discloses any title exception that is not a Permitted Encumbrance; or

(iii)                               any Survey discloses any matter that is not a Permitted Encumbrance, then Purchaser may notify Seller in writing of such matters no later than one hundred eighty (180) days after the Effective Date (the “Title Objection Period”).  Any matter expressly disclosed in the Title Commitment and Surveys that Purchaser does not object to prior to the expiration of the Title Objection Period, shall, as to the portions of the Insurable Real Property shown to be affected thereby, be considered a “Permitted Encumbrance”.

(c)                                  Seller shall cure, at its cost and expense, each Title Objection and take all steps required by the Title Insurer to eliminate each Title Objection as an exception to the Title Commitment; provided, however, that in no event shall Seller be obligated under this Section 6.6(c) to pay in excess of Ten Million Dollars ($10,000,000) in the aggregate as to all such Title Objections (the “Title Cure Cap”).

(d)                                 Nothing herein waives Purchaser’s right to claim a breach of any representations or warranties contained herein or to claim a right to indemnification as provided herein if Purchaser suffers Losses as a result of a misrepresentation with respect to the condition of title to the Insurable Real Property.

(e)                                  Without limiting the obligations of Seller pursuant to Section 6.6(c), if any Title Objection is not timely cured (including if Seller has not cured such Title Objection due to the Title Cure Cap), in a manner reasonably satisfactory to Purchaser, within ninety (90) days after Seller’s receipt of such Title Objection from Purchaser, then Purchaser may elect either to terminate this Agreement or to waive such Title Objection and accept such title as such Seller is able to convey, without reduction in the Purchase Price.

Section 6.7.                                Plant Performance Tests.

(a)                                 The Parties agree that this Section 6.7 shall govern the performance of all Project Performance Tests under this Agreement and that all Project Performance Tests shall be performed in accordance with the requirements of this Agreement, including the terms of Schedule 6.7.

(b)                                 The Testing Party shall (i) bear the costs to conduct the applicable Project Performance Test, including the MISO costs and charges and cost of all Fuel associated therewith, and (ii) be entitled to receive all proceeds and credits attributable to the Project Performance Test.  If the Testing Party is Purchaser, Purchaser shall reimburse Seller the reasonable, documented, out-of-pocket costs and expenses incurred by Seller and necessary to conduct such Project Performance Test and Seller shall remit to Purchaser all proceeds and credits attributable to such Project Performance Test, in each case, (A) upon or within thirty (30)

days after the termination or expiration of this Agreement or (B) at the Closing.  Seller shall submit a billing statement to Purchaser itemizing in reasonable detail and providing supporting documentation for such costs and expenses and proceeds and credits within twenty (20) days after the performance of such Project Performance Test.  Without limiting the foregoing or the terms of Schedule 6.7, Seller shall (1) be responsible for providing all test instrumentation, equipment, systems, tools, material, labor (including testing specialists), Fuel, utilities, and services necessary to conduct a Project Performance Test, (2) be responsible for contracting with, on terms reasonably acceptable to Purchaser and Seller, the Project Performance Test Contractor and arranging for the Project Performance Test Contractor to conduct the applicable Project Performance Test, prepare the Project Performance Test Report, and perform related responsibilities, and (3) schedule and dispatch the Project’s electric generation units and interact with transmission owners and MISO and other applicable balancing authorities and Governmental Authorities as required by the Project Performance Test and in accordance with applicable Laws, including the MISO Rules, and Project Contracts.

(c)                                  For each Project Performance Test, Seller shall cause the Project Performance Test Contractor to (i) prepare and complete the final written report of the Project Performance Test Contractor (the “Project Performance Test Report”) that documents, presents, analyzes, and explains the performance and final results of such Project Performance Test in a logical, organized, and professional manner (the “Project Performance Test Results”) and certifies the accuracy and completeness of the Project Performance Test Report, including the Project Performance Test Results, within thirty (30) days after the conclusion of such Project Performance Test and (ii) deliver such Project Performance Test Report contemporaneously to Seller and Purchaser.  The Project Performance Test Report shall include the calibration records for the test instrumentation and otherwise meet the requirements set forth in Schedule 6.7.  Seller shall provide Purchaser a reasonable opportunity to witness the Project Performance Test and cause Project Performance Test Contractor to deliver contemporaneously to Seller and Purchaser any draft written report prepared by the Project Performance Test Contractor and a reasonable opportunity to comment thereon or any other material document provided by the Project Performance Test Contractor to Seller regarding a Project Performance Test.  Neither Seller nor Purchaser shall participate in any material communication with the Project Performance Test Contractor related to a Project Performance Test, including during a Project Performance Test or with regard to a Project Performance Test Report (including any draft thereof or proposed revision thereto), without providing the other a reasonable opportunity to participate in such material communication.

(d)                                 The Parties agree that Project Performance Testing shall be conducted in connection with the Closing and that no such Closing-related Project Performance Testing shall be conducted unless the MISO GIA has been entered into and is in full force and effect, MISO recognizes the Project as a separate generating resource in MISO at the Electrical Interconnection Point and the Electrical Interconnection Point as the sole commercial pricing node for Project, and all test energy from the applicable Project Performance Test will be delivered by the Project exclusively to MISO.  To facilitate planning for such Project Performance Testing, Purchaser shall notify Seller of its reasonable best estimate of the Closing Date (as may be modified from to time, the “Target Closing Date”) on or before one hundred forty days (140) days prior to the Target Closing Date.  No earlier than one hundred twenty (120) days prior to the Target Closing Date, but no later than ninety (90) days prior to such Target

Closing Date, Seller shall conduct, at its expense as the Testing Party, a Project Performance Test (the “Initial Project Performance Test”).

(i)                                     If the Project Performance Test Results of the Initial Project Performance Test show that one or more of the Minimum Performance Guarantees was not achieved or the Guaranteed Emissions Limits or the Guaranteed Vibration Limits were exceeded, Seller shall, upon at least five (5) Business Days’ prior written notice to Purchaser, conduct, at Seller’s expense, as soon as reasonably practicable after such Initial Project Performance Test, using the same Project Performance Test Contractor that performed the Initial Project Performance Test, another Project Performance Test (a “Required Project Performance Re-Test”), in which case Seller shall be the Testing Party, and comply with the other processes, procedures, terms, and conditions with regard to such Project Performance Test set forth in this Agreement, including Schedule 6.7.

(ii)                                  If the Project Performance Test Results of the Initial Project Performance Test show that the Guaranteed Emissions Limits and the Guaranteed Vibration Limits were not exceeded, and the Minimum Performance Guarantees were achieved but one or more of the performance guarantees was not achieved, Seller or Purchaser may, upon at least five (5) Business Days’ prior written notice to Purchaser or Seller, as the case may be, conduct, at the Testing Party’s expense, as soon as reasonably practicable after such Initial Project Performance Test, using the same Project Performance Test Contractor that performed the Initial Project Performance Test, another Project Performance Test (an “Optional Project Performance Re-Test”).  If both Seller and Purchaser have elected to conduct an Optional Project Performance Re-Test in accordance with this Section 6.7, the Party first delivering notice of such election to the other in accordance with this Agreement shall be deemed the Testing Party for such Optional Project Performance Re-Test.

(e)                                  If the Project Performance Test Results of a Required Project Performance Re-Test or an Optional Project Performance Re-Test show that one or more of the Minimum Performance Guarantees was not achieved or the Guaranteed Emissions Limits or the Guaranteed Vibration Limits were exceeded, Seller shall, upon at least five (5) Business Days’ prior written notice to Purchaser, conduct, at Seller’s expense, as soon as reasonably practicable after the conclusion of such Required Project Performance Re-Test or Optional Project Performance Re-Test, as applicable, using the same Project Performance Test Contractor that performed such Required Project Performance Re-Test or Optional Project Performance Re-Test, as applicable, another Required Project Performance Re-Test as provided herein.  If the Project Performance Test Results of a Required Project Performance Re-Test or an Optional Project Performance Re-Test show that the Guaranteed Emissions Limits and the Guaranteed Vibration Limits were not exceeded, and the Minimum Performance Guarantees were achieved but one or more of the performance guarantees was not achieved, Seller or Purchaser may, upon five (5) Business Days’ prior written notice to Purchaser or Seller, as the case may be, conduct, at the Testing Party’s expense, as soon as reasonably practicable after such Required Project Performance Re-Test or Optional Project Performance Re-Test, as applicable, using the same Project Performance Test Contractor that performed the Initial Project Performance Test, another Optional Project Performance Re-Test as provided herein.  The Testing Party for any additional Required Project Performance Re-Test shall be Seller and the Testing Party for any additional Optional Project Performance Re-Test shall be determined consistent with the methodology set forth in Section 6.7(d).  Following any Required Project Performance Re-Test or Optional Project Performance Re-Test pursuant to this Section 6.7(e), this Section 6.7(e) shall apply again until Seller is not required to perform a Required Project Performance Re-Test, and neither Seller nor Purchaser elects to perform an Optional Project Performance Re-Test, under this Section 6.7(e); provided, however, that, excluding any Optional Project Performance Re-Test performed pursuant to Section 6.7(f) or Section 6.7(g) and any Required Project Performance Re-Test or Optional Project Performance Re-Test arising out of an Optional Project Performance Re-Test performed pursuant to Section 6.7(f) or Section 6.7(g), (i) no more than two (2) Required Project Performance Re-Tests may be conducted without Purchaser’s prior written approval, (ii) no more than two (2) Optional Project Performance Re-Tests may be conducted without Seller’s and Purchaser’s prior approval, and (iii) no more than four (4) Project Performance Tests, including the Initial Project Performance Test, any Required Project Performance Re-Test, and any Optional Project Performance Re-Test, may be conducted without Seller’s and Purchaser’s prior approval.  A Project Performance Test shall be considered conducted or performed upon the commencement of the Project Performance Test, unless during the Project Performance Test MISO requires the Project to curtail deliveries to MISO and the Project Performance Test must be terminated prior to completion in order to comply with such requirement or an event beyond the reasonable control of and not reasonably foreseeable by the Project Performance Test Contractor and the Testing Party prevents the continuation and completion of the Project Performance Test.

(f)                                   If, after completion of the Initial Project Performance Test, any Required Project Performance Re-Test, or any Optional Project Performance Re-Test, Purchaser notifies Seller that the Target Closing Date has changed to a date that is one hundred twenty (120) days or more after the date on which the Initial Project Performance Test or the most recent Required Project Performance Re-Test or Optional Project Performance Re-Test was completed, Seller shall, upon at least five (5) Business Days’ prior written notice to Purchaser, conduct, no later than forty-five (45) days prior to the new Target Closing Date then in effect, and using the same Project Performance Test Contractor that performed the Initial Project Performance Test or the most recent Required Project Performance Re-Test or Optional Project Performance Re-Test, as applicable, an Optional Project Performance Re-Test as provided herein, in which case Seller shall be the Testing Party; provided, however, that Purchaser shall be the Testing Party with respect to such Optional Project Performance Test(s) if Purchaser’s failure to fulfill its obligations under Section 6.1 is the sole reason that the conditions required for Closing set forth in Article VII or Article VIII have not been satisfied.  No more than two (2) Project Performance Tests may be conducted pursuant to this Section 6.7(f) without Seller’s and Purchaser’s prior approval, including any Required Project Performance Re-Test or Optional Project Performance Re-Test arising out of an Optional Project Performance Re-Test.

(g)                                  If, after completion of the Initial Project Performance Test, any Required Project Performance Re-Test, or any Optional Project Performance Re-Test, (i) all or any portion of the Project is damaged or destroyed as a result of a Casualty Event and Purchaser determines in good faith that such Casualty Event or any remedy related thereto may have adversely affected the Project’s performance capabilities or (ii) Seller places the Project (or any portion thereof) in layup or a substantially similar mode for a period of time greater than one hundred twenty (120) cumulative days, Purchaser may, upon written notice to Seller, request that Seller perform an Optional Project Performance Re-Test as provided herein.  If Purchaser requests that Seller perform an Optional Project Performance Re-Test pursuant to this Section 6.7(g), Seller shall, upon at least five (5) Business Days’ prior written notice to Purchaser, conduct, at Seller’s expense, as soon as reasonably practicable after receipt of such written request from Purchaser, using the same Project Performance Test Contractor that performed the Initial Project Performance Test or the most recent Required Project Performance Re-Test or Optional Project Performance Re-Test, as applicable, an Option Project Performance Re-Test as provided herein.  No more than two (2) Project Performance Tests may be conducted pursuant to this Section 6.7(g) without Seller’s and Purchaser’s prior approval, including any Required Project Performance Re-Test or Optional Project Performance Re-Test arising out of an Optional Project Performance Re-Test.

(h)                                 The “Final Project Performance Test” shall be the Project Performance Test for either (i) the Initial Project Performance Test, if no Required Project Performance Re-Test or Optional Project Performance Re-Test is required to be or has been conducted, or (ii) the most recent Required Project Performance Re-Test or Optional Project Performance Re-Test, if one or more Required Project Performance Re-Test or Optional Project Performance Re-Tests have been conducted and no further Required Project Performance Test is required to be, and no further Optional Project Performance Re-Test is, conducted.  The “Final Project Performance Test Results” shall be the Project Performance Test Results for the Final Project Performance Test.

(i)                                     If the Final Project Performance Test Results show that the Guaranteed Emissions Limits and the Guaranteed Vibration Limits were not exceeded and the Minimum Performance Guarantees were achieved but the Project Capacity was below the Guaranteed Project Capacity, then the unadjusted Purchase Price set forth in Section 3.4 shall be reduced by Four Hundred Twenty-Six Dollars ($426) for each kW by which the Project Capacity is below the Guaranteed Project Capacity less the Capacity Test Tolerance.

(j)                                    If the Final Project Performance Test Results show that the Guaranteed Emissions Limits and the Guaranteed Vibration Limits were not exceeded and the Minimum Performance Guarantees were achieved but the Project Heat Rate exceeded the Guaranteed Project Heat Rate, then the unadjusted Purchase Price set forth in Section 3.4 shall be reduced by One Hundred Fifteen Thousand Dollars ($115,000) for each Btu/kWh by which the Project Heat Rate exceeds the Guaranteed Project Heat Rate plus the Heat Rate Test Tolerance.

(k)                                 The Purchase Price reductions set forth in this Section 6.7 for Guaranteed Project Capacity shortfalls and Guaranteed Project Heat Rate exceedances with respect to the Project when the Minimum Performance Guarantees have been achieved and the Guaranteed Emissions Limits and the Guaranteed Vibration Limits have not been exceeded are liquidated because of the difficulty of ascertaining the exact amount of damages that may be sustained by Purchaser by reason of the Project’s failure to demonstrate the Guaranteed Project Capacity or the Guaranteed Project Heat Rate.

(l)                                     Without limiting the other terms of this Agreement, if the Final Project Performance Test Results show that one or more of the Minimum Performance Guarantees was not achieved or the Guaranteed Emissions Limits or the Guaranteed Vibration Limits were exceeded, Seller shall, at its expense, use commercially reasonable efforts to correct any such failure to achieve the Minimum Performance Guarantees, the Guaranteed Emissions Limits, or the Guaranteed Vibration Limits, as applicable, as soon as reasonably possible, but in no event later than a date sufficient to allow the Closing to occur by the Expiration Date.  Seller acknowledges that Seller’s failure to satisfy the Minimum Performance Guarantees, the Guaranteed Emission Limits, and the Guaranteed Vibration Limits will cause Purchaser irreparable harm for which monetary damages would not constitute an adequate remedy.  Accordingly, this Agreement does not specify or allow performance liquidated damages or Purchase Price adjustments for the failure of Seller to satisfy the Minimum Performance Guarantees, Guaranteed Emission Limits, or Guaranteed Vibration Limits.

(m)                             Without limiting the other terms of this Agreement, if (i) the Project Performance Test Results of a Required Project Performance Re-Test or an Optional Project Performance Re-Test show that one or more of the Minimum Performance Guarantees was not achieved or the Guaranteed Emissions Limits or the Guaranteed Vibration Limits were exceeded and (ii) Seller has conducted the maximum number of Required Project Performance Re-Tests or Project Performance Tests, as applicable, permitted to be conducted by Seller pursuant to this Section 6.7, Purchaser shall have the right to terminate this Agreement upon notice to Seller.

(n)                                 Notwithstanding anything herein to the contrary, Seller shall not be entitled to any increase in the Purchase Price or any other compensation from Purchaser if the Final Project Performance Test Results show (i) a Project Capacity above the Guaranteed Project Capacity, (ii) a Project Heat Rate below the Guaranteed Project Heat Rate, (iii) a Project NOx Emission Rate below the Guaranteed Project NOx Emission Rate, (iv) a Project CO Emission Rate below the Guaranteed Project CO Emission Rate, (v) a Tested Vibration Level (Full Load) below the Guaranteed Vibration Limit (Full Load), or (vi) a Tested Vibration Level (Start-Up and Coast-Down) below the Guaranteed Vibration Limit (Start-Up and Coast-Down).

Section 6.8.                                Risk of Loss; Casualty Events.

(a)                                 Prior to the Closing, all risk of loss or damage to the Purchased Assets shall be borne by Seller, subject to the remainder of this Section 6.8.

(b)                                 If, before the Closing, all or any portion of the Purchased Assets, including the Project Real Property, is damaged or destroyed (the portion of the Purchased Assets so damaged or destroyed, the “Damaged Portion”), whether by fire, theft, vandalism, flood, wind, explosion, or other casualty (each instance thereof, a “Casualty Event”), Seller shall notify Purchaser promptly in writing (the “Material Event Notice”) of the Casualty Event.  The Material Event Notice shall include (A) the material facts and circumstances surrounding the Casualty Event, (B) a good faith assessment of the effect of the Casualty Event, on the Project, the Business, and the other Purchased Assets, and (C) whether or not, and the extent to which, the losses sustained as a result of such Casualty Event are covered by one or more Project Insurance Policies then in effect.  Seller shall update and revise the information required to be provided to Purchaser under this Section 6.8 promptly after such information becomes known to Seller.

(c)                                  (i)                                     As promptly as practicable, but in no event later than sixty (60) days after Purchaser’s receipt of any Material Event Notice, the Parties shall determine jointly, in good faith, whether the Damaged Portion would reasonably be expected to be Repaired on or before one hundred twenty (120) days prior to the Expiration Date for a total out-of-pocket cost of less than the sum of (x) Ten Million Dollars ($10,000,000) (excluding any deducible or retention under clause (z) below, the “Uninsured Loss Amount”), plus (y) the proceeds that Seller and/or Affiliates of Seller would reasonably be expected to receive from the applicable Project Insurance Policies in respect of such Damaged Portion (excluding business interruption insurance), plus (z) an aggregate amount equal to the deductible or retention under each such applicable Project Insurance Policy (excluding any deductible or retention under any business interruption insurance).  In making such determination, Seller, with Purchaser’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed, shall select an Approved Contractor to (A) review the Damaged Portion and the Purchased Assets and estimate the scope, cost, and duration of the work required to Repair the Damaged Portion, or (B) agree to perform the work required to Repair the Damaged Portion pursuant to a fixed price, lump sum turnkey contract, the terms and conditions of which, including warranties and guarantees, are reasonably acceptable to Seller and Purchaser.  Nothing herein shall prevent the selection of the Approved Contractor pursuant to a bidding process.  The Parties shall rely upon such estimate or contract (absent fraud or manifest material error), as applicable, in making the joint determination required by the first sentence of this Section 6.8(c).  Seller shall be solely responsible for the costs and expenses of obtaining such estimate or contract.

(ii)                                  If the Parties determine that the Damaged Portion would reasonably be expected to be Repaired or Remediated, as applicable, as required herein on or before one hundred twenty (120) days prior to the Expiration Date and for a total out-of-pocket cost of less than the sum of (x), (y), and (z) in clause (i) above, then (A) Seller shall bear the costs of and, as among the Parties, exclusive responsibility for Repairing the Damaged Portion in accordance with Good Industry Practices and the other applicable terms of this Agreement, on or before one hundred twenty (120) days prior to the Expiration Date, (B) Seller shall promptly commence and diligently pursue such Repair until completion thereof, in accordance with its applicable obligations under this Agreement, including Section 6.1, and (C) the Closing shall be delayed for such reasonable time as is necessary to accomplish the completion of such Repair, but in no event shall such completion be later than one hundred twenty (120) days prior to the Expiration Date.

(iii)                               If the Parties determine that the Damaged Portion would not reasonably be expected to be Repaired or Remediated, as applicable, as required herein on or before one hundred twenty (120) days prior to the Expiration Date or that the Damaged Portion would not reasonably be expected to be Repaired as required herein for a total out-of-pocket cost less than the sum of (x), (y), and (z) in clause (i) above, then (A) Purchaser may, in its sole and absolute discretion, require Seller to (1) proceed with the Transactions, (2) reduce the Purchase Price by the lesser of (x) the Uninsured Loss Amount and (y) the positive difference, if any, of the total out-of-pocket cost reasonably expected to be incurred to Repair such Damaged Portion minus the sum of (y) and (z) in clause (i) above, (3) further reduce the Purchase Price by the sum of (x) the aggregate proceeds from the applicable Project Insurance Policies (excluding business interruption insurance) received by Seller or any of its Affiliates in respect of the Casualty Event, (y) the aggregate amount of all undisputed covered claims arising out of the Casualty Event made by Seller or any of its Affiliates under the applicable Project Insurance Policies, to the extent proceeds from such claims have not been received by Seller or any of its Affiliates as of the Closing, and (z) an aggregate amount equal to the deductible or retention under each applicable Project Insurance Policy (excluding the deductible under any business interruption insurance), (4) transfer or cause to be transferred to Purchaser at the Closing, for no additional consideration, on terms acceptable to Purchaser in its sole and absolute discretion, the irrevocable right to all proceeds to which Seller or any of its Affiliates may be entitled after the Closing from the applicable Project Insurance Policies (excluding business interruption insurance) in respect of the Casualty Event other than such proceeds for which the Purchase Price was reduced pursuant to clause (3)(y) above, and any and all rights (including defenses), claims, and causes of action of any kind that Seller or any of its Affiliates may have against any insurer or third party for damages or losses to the extent arising out such Casualty Event and allocable to the period after the Closing, and (5) preserve and maintain the Purchased Assets in their then-current state in accordance with Good Industry Practices and the other applicable terms of this Agreement pending the Closing, or (B) either Party may terminate this Agreement.  Each Party shall notify the other in writing of any termination of this Agreement elected by such Party pursuant to clause (B) above as promptly as practicable, but in no event later than sixty (60) days after the determination described in the first sentence of this Section 6.8(c)(iii) is made.  If Purchaser does not elect to terminate this Agreement pursuant to Section 6.8(c)(iii)(B) on or before such sixty (60)-day period, Purchaser shall be deemed to have required Seller to take the actions set forth in Section 6.8(c)(iii)(A) and if Seller does not elect to terminate this Agreement pursuant to Section 6.8(c)(iii)(B) on or before such sixty (60)-day period, Seller shall be deemed to have waived its right to terminate in respect of such Casualty Event under Section 6.8(c)(iii)(B).  If Purchaser elects the option described in clause (A) and Seller elects the option described in clause (B), then, irrespective of which election is made first, Seller’s election shall be disregarded and Purchaser’s election shall be given effect.

(iv)                              If the Parties have made the determination described in Section 6.8(c)(ii) with respect to a Casualty Event and, despite Seller’s compliance with the terms hereof, the Damaged Portion is not Repaired or Remediated, as applicable, in accordance with Good Industry Practices and the other applicable requirements of this Agreement on or before one hundred twenty (120) days prior to the Expiration Date, then Purchaser may, in its sole and absolute discretion, either (A) proceed with the Transactions and (1) require Seller to complete (or cause the completion of) such Repair after the Closing as provided herein at Seller’s expense or (2) (x) complete such Repair, as required herein after the Closing at its own expense, (y) reduce the Purchase Price by (I) the total out-of-pocket costs reasonably expected to be incurred to Repair such Damaged Portion determined pursuant to clause (c) above minus (II) the positive difference, if any, of (X) the sum of the amount of the proceeds received by Seller and its Affiliates from the applicable Project Insurance Policies (excluding business interruption insurance) prior to the Closing and an amount equal to the deductible or retention under each applicable Project Insurance Policy in respect of such Damaged Portion (excluding any deductible or retention under any business interruption insurance) minus (Y) the amount of the reasonable, documented, out-of-pocket costs expended by Seller on the Repair of the Casualty Event prior to the Closing, and (z) require Seller and, if and to the extent applicable, its Affiliates to transfer or cause to be transferred to Purchaser at the Closing the irrevocable right to any and all proceeds not received by Seller or its Affiliates as of the Closing and to which it or they are or could be entitled under the Project Insurance Policies and any and all rights (including defenses), claims, and causes of action that Seller and its Affiliates may have against any insurer or third party for damages or losses to the extent arising out such Casualty Event or (B) terminate this

Agreement.  Purchaser shall notify Seller in writing of any termination of this Agreement pursuant to clause (B) above on or before thirty (30) days prior to the Expiration Date.

(v)                                 With respect to any Casualty Event, Seller shall not grant its acceptance of any Repair of a Damaged Portion (in whole or in part) under this Section 6.8 without Purchaser’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed, if the aggregate cost of the Repair of the Damaged Portion as required herein equals or exceeds Five Hundred Thousand Dollars ($500,000).

(d)                                 For purposes of this Section 6.8, any Damaged Portion that constitutes parts, machinery, equipment, facilities, systems, or others items shall not be considered Repaired if (i) such “Repair” is temporary or transitional in nature or such parts, machinery, equipment, facilities, systems, or other items are not, in all material respects, safely and properly connected to, or integrated and operating safely and properly with, the other machinery, equipment, facilities, systems, and/or items to which it is connected or integrated or with which it operates, or (ii) the operating performance and capabilities of such machinery, equipment, facilities, systems, or items or the Purchased Assets, including the Project (including, if applicable, electric energy output, heat rate, emissions quantities) shall have diminished as a result of such Casualty Event or “Repair” or the cost to operate and maintain such machinery, equipment, facilities, or systems or the Purchased Assets following such Casualty Event or “Repair” shall be greater as a result of such Casualty Event or “Repair,” in each case, by more than an immaterial amount relative to such operating performance and capabilities or costs prior to the Casualty Event or “Repair.”

(e)                                  Seller shall use commercially reasonable efforts to cooperate with Purchaser, include Purchaser in meetings, communications, and inspections relating to any Repair conducted under this Section 6.8 in order to enable Purchaser to make a reasonable, informed evaluation of the quality, sufficiency, and acceptability thereof, and complete such Repair, as applicable, on or before one hundred twenty (120) days prior to the Expiration Date.  All work performed for Seller pursuant to this Section 6.8 shall be performed in accordance with Good Industry Practices and the other applicable terms of this Agreement.

(f)                                   If any Casualty Event has occurred and is identified by Seller in a Material Event Notice delivered to Purchaser prior to the Closing in accordance with this Section 6.8, then, provided that Seller complies with this Section 6.8 with respect to such Casualty Event, Seller shall not be deemed to be in breach of any representation, warranty, or covenant in this Agreement, and Purchaser shall not be entitled to any indemnity pursuant to Article IX, to the extent Seller’s breach or non-compliance with such representation, warranty, or covenant is due solely to the occurrence of such Casualty Event.

Section 6.9.                                Insurance.

(a)                                 Purchaser acknowledges that, effective upon the Closing, except as provided in Section 6.9(c), Seller or any of its Affiliate may terminate or modify the Project Insurance Policies to exclude coverage of the Purchased Assets by Seller or any of its Affiliates.

(b)                                 From the Effective Date through the earlier of (i) the Closing or (ii) the termination of this Agreement, Seller shall maintain, or cause to be maintained, all Project Insurance Policies held by or for the benefit of Seller as of the Effective Date.  If Seller replaces any of its current insurers, any such replacement shall be a financially sound and reputable insurer rated “A-VII” or better by A.M. Best’s “Insurance Guide and Key Ratings” and made in the ordinary course of the conduct of the Business consistent with past practice.  Seller shall promptly notify Purchaser if any premium or installment for any Project Insurance Policy is not paid when due or any Project Insurance Policy is to be cancelled, terminated, or materially altered at least thirty (30) days prior to such cancellation, termination, or material alteration.

(c)                                  Notwithstanding Section 6.9(a), Seller shall not, and shall not permit any of its Affiliates to, terminate or modify coverage under any “occurrence”-based Project Insurance Policy in such a manner as to prevent Seller from obtaining the benefit of such Project Insurance Policy after the Closing with respect to the Purchased Assets for insured Losses caused by events, facts, or circumstances occurring prior to the Closing.

(d)                                 After the Closing, Seller, at its own cost and expense, shall (i) take, and cause its Affiliates to take, all steps necessary or reasonably requested by Purchaser to collect or assist in the collection from applicable insurers of any Loss incurred by Purchaser and covered by any of the Project Insurance Policies (to the extent such Loss has not been paid to Purchaser by Seller), and (ii) cooperate, and cause its Affiliates to cooperate, with and use commercially reasonable efforts to assist Purchaser in the pursuit, settlement, compromising, or arbitration of any claim of Purchaser under or with respect to any of the Project Insurance Policies in respect of such Loss.

Section 6.10.                         Tax Matters.

(a)                                 Any and all Taxes, including all sales, use, gross receipts, and similar Taxes (but excluding, in all cases, any Transfer Taxes and Taxes expressly assumed by Purchaser under Section 2.3), legally due with respect to the Project prior to the Closing or the Transactions shall be the responsibility of Seller, and Seller shall timely pay, or cause to be paid, any such Taxes, except to the extent nonpayment thereof is permitted under bankruptcy Laws (and any such Taxes and related Liabilities not paid by Seller and its Affiliates pursuant to such bankruptcy Law are and shall be Excluded Liabilities under Section 2.4).

(b)                                 Without limiting the generality of Section 6.2(b), Section 6.2(c), or Section 6.10(a), any and all Transfer Taxes incurred in connection with this Agreement, the Ancillary Agreements, or the Transactions shall be borne by Purchaser.  Purchaser shall timely prepare and file, to the extent required by Law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and timely pay the amount shown as due on such Tax Returns to the applicable Governmental Authority.  To the extent required by Law, Seller or the appropriate Affiliate of Purchaser, as applicable, shall join in the execution of any such Tax Return or other documentation.  Purchaser shall make each such Tax Return requiring joint execution by Seller available for Seller’s review and approval, which shall not be unreasonably withheld, delayed, or conditioned, no later than twenty (20) Business Days prior to the due date for filing such Tax Return; provided, however, that Seller’s failure to approve any such Tax Return shall not limit Purchaser’s obligation to timely file such Tax Return and duly and timely pay all Taxes shown to be due thereon.  To the extent the Transactions constitute a sale of tangible personal property, Purchaser and Seller intend for such sale to qualify as an isolated or occasional sale of tangible personal property pursuant to Miss. Administrative Code 35.IV.3.02.  Purchaser and Seller shall cooperate with each other to provide all applicable exemption certificates and other documentation necessary to obtain available Tax-exempt status for the Transactions.  In preparing and reviewing such Tax Returns, the Parties shall cooperate and act in good faith to resolve any disagreement between them or with any Governmental Authority related to such Tax Returns.

(c)                                  For Proratable Tax Items, Purchaser shall prepare and timely file all Tax Returns required to be filed after the Closing with respect to the Purchased Assets, and shall duly and timely pay all such Taxes shown to be due on such Tax Returns.  Purchaser’s preparation of any such Tax Returns shall be subject to Seller’s approval, which shall not be unreasonably withheld, conditioned, or delayed.  Purchaser shall make each such Tax Return available for Seller’s review and approval no later than twenty (20) Business Days prior to the due date for filing such Tax Return; provided, however, that Seller’s failure to approve any such Tax Return shall not limit Purchaser’s obligation to timely file such Tax Return and duly and timely pay all Taxes shown to be due thereon.  Not less than five (5) Business Days prior to the due date of any such Taxes (but no earlier than the date the Tax Returns have been available for review), Seller shall pay to Purchaser the portion of the amount of Tax shown as due on such Tax Return that is the responsibility of Seller, as determined pursuant to Section 3.6, in excess of any payments (including as a result of adjustment made under Section 3.8 or estimated payments made to the applicable Tax authority) made by Seller with respect to such Tax (or Purchaser shall pay to Seller the amount by which the amount of payments (including as a result of adjustment made under Section 3.8 or estimated payments made to the applicable Tax authority) made by Seller exceeds the amount of Tax shown as due on such Tax Return that is the responsibility of Seller, as determined pursuant to Section 3.6) and, to the extent required by Law, Seller or, if applicable, the appropriate Affiliate of Seller shall join in the execution of any such Tax Return.  In preparing and reviewing such Tax Returns, the Parties shall cooperate and act in good faith to resolve any disagreement between them or with any Governmental Authority related to such Tax Returns.

(d)                                 Any Tax Return prepared by or for Seller or any of its Affiliates, or required to be filed at or prior to the Closing, relating to an Encumbrance for Property Taxes on or related to the Purchased Assets that will arise after the Closing Date shall be subject to Purchaser’s approval, which shall not be unreasonably withheld, conditioned, or delayed.  Seller shall make each such Tax Return available for Purchaser’s review and approval no later than ten (10) Business Days prior to the due date for filing such Tax Return; provided, however, that Purchaser’s failure to approve any such Tax Return shall not limit Seller’s obligation to timely file such Tax Returns and duly and timely pay all Taxes shown to be due thereon.  Not less than five (5) Business Days prior to the due date of any such Taxes (but no earlier than the date the Tax Returns have been available for review), Purchaser shall pay to Seller the portion of the amount shown as due on such Tax Return that is, as determined in accordance with Section 3.6 and Section 3.8, the responsibility of Purchaser and, to the extent required by Law, Purchaser or any of its Affiliates shall join in the execution of any such Tax Return.  In preparing and reviewing such Tax Returns, the Parties shall cooperate and act in good faith to resolve any disagreement between them or with any Governmental Authority related to such Tax Returns.

(e)                                  Any refund received for Taxes paid or payable with respect to the Purchased Assets shall be promptly paid (or to the extent payable but not paid due to offset against other Taxes shall be promptly paid by the Party receiving the benefit of the offset) as follows:  (i) to Seller, if attributable to Taxes with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning before and ending on the Closing Date); and (ii) to Purchaser, if attributable to Taxes with respect to any Tax year or portion thereof beginning after the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning on the day after the Closing Date).  Nothing is this Section 6.10(e) shall require Purchaser to pay to Seller any amount that it has already paid under Section 6.10(c).

(f)                                   From and after the Closing, the Parties shall (and shall cause their respective Affiliates to) cooperate fully with each other and make available or cause to be made available to each other in a timely fashion for consultation, inspection, and copying, as applicable, in hard copy and electronic form, Tax Returns and filings (or portions thereof), books, records, documents, and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by any Tax authority, as may be reasonably requested by the other Party in connection with (i) the preparation or filing by such other Party or any Affiliate thereof of any Tax Return with respect to the Purchased Assets, (ii) any Tax proceeding (including any audit or examination) by any Tax authority of or affecting a Party (or an Affiliate thereof) to the extent such Tax proceeding (including any audit or examination) relates to or arises from the Transactions, the Purchased Assets, or the Business, or (iii) any claim for refund of Taxes (if not inconsistent with this Agreement); provided, however, that a Party shall have no obligation to provide access to (A) any information protected by legal privilege or that it is contractually prohibited from providing to the other, it being agreed that such Party shall use commercially reasonable efforts to remove or obtain a waiver of such contractual prohibitions, or (B) any information related to income taxes.  Each Party shall retain and provide the requesting Party with any and all material information relevant to such Tax Return, audit or examination, Action, or claim, and shall make Employees of its Affiliates available on a mutually convenient basis to provide additional information about and explanations of any information provided hereunder.

(g)                                  Subject to any shorter period for payment provided elsewhere in this Agreement, a Party shall be entitled to full reimbursement, within thirty (30) days after written request to the other Party, for any Tax borne by such requesting Party that is the responsibility of the other Party pursuant to this Agreement.

(h)                                 The Parties shall use commercially reasonable efforts to provide applicable forms and certificates permitted under law to minimize Transfer Taxes for which Purchaser is responsible under Section 6.10(b).

(i)                                     The Parties shall attempt in good faith to resolve any dispute between them as to the amount of Taxes payable by a Party hereunder.

Section 6.11.                         Employee Matters.

(a)                                 Neither Purchaser nor any of its Affiliates shall have any obligation under this Agreement or otherwise to (i) employ, offer employment to, or engage any Employee, independent contractor, or any other Person providing services to or for Seller, Operator, or any of their respective Affiliates, or (ii) assume any employment Contract, Employee Plan, Collective Bargaining Agreement, or other Contract related thereto, and shall have no Liabilities thereunder or in connection therewith.  Seller shall not enter into, make, or provide, and shall cause its Affiliates not to enter into, make, or provide, directly or indirectly, any written or verbal agreement, commitment, representation, or other communication to current or former Employees or any other Person that is inconsistent with the provisions of this Section 6.11.

(b)                                 (i)                                     Purchaser or any of its Affiliates may, in Purchaser’s or such Affiliate’s sole and absolute discretion, communicate with and interview any then-current or former Employee of Seller, Operator, or any of their respective Affiliates about the possibility of employment with Purchaser or any of its Affiliates and, in Purchaser’s or its Affiliate’s sole and absolute discretion, elect to offer employment to any such Employee that would be contingent upon, and would not commence earlier than, the Closing and only on such terms and conditions as Purchaser or its Affiliate shall determine.  Purchaser and its Affiliates, as applicable, shall have full and absolute discretion in determining the terms, conditions, and benefits relating to such employment.

(ii)                                  If Purchaser or any of its Affiliates elects to offer employment to any such Project Employee and such individual becomes an employee of Purchaser or any of its Affiliates, such individual shall be considered, for all purposes, a newly-hired employee of Purchaser or such Affiliate as of such individual’s first day of active employment with Purchaser or such Affiliate.  In the event Purchaser or any of its Affiliates decides to hire any such Project Employee, Purchaser shall notify Seller of such decision, and Seller, to the full extent of its authority and ability, shall release, and, if applicable, cause its Affiliates to release, such Employee from any confidentiality agreement or other agreement with respect to matters relating to the Project, any of the Purchased Assets, the Business, or the Transactions that may interfere with such Employee’s prospective employment with Purchaser or such Affiliate.

(iii)                               Seller and its Affiliates shall remain liable for all costs, expenses, claims, wages, benefits, severance, separation, Taxes, unemployment, and all other Liabilities of any nature whatsoever with respect to any Employee of Seller or any of its Affiliates and relating in any way to such employment prior to the Closing Date, and, for the avoidance of doubt, all such Liabilities shall be Excluded Liabilities.

(c)                                  Seller (or an Affiliate of Seller) shall be responsible for providing (i) all COBRA notices to all Employees of Seller, Operator, or any of their respective Affiliates, as well as to their qualified beneficiaries and dependents, required as a result of the completion of the Transactions or a COBRA qualifying event occurring prior thereto or simultaneously therewith and (ii) COBRA continuation coverage to all Employees of Seller, Operator, or any of their respective Affiliates, as well as to their qualified beneficiaries and dependents, who become entitled to and elect COBRA continuation coverage as a result of the completion of the Transactions or a COBRA qualifying event occurring prior thereto or simultaneously therewith

(including in either case with respect to any “M&A qualified beneficiaries” (as defined in Treasury Regulation Section 54.4980B-9, Q&A-4)).

(d)                                 The provisions of this Section 6.11 are included for the sole benefit of the applicable Parties and shall not create any right in any other Person, including any Employee (or dependent or beneficiary thereof).  Nothing contained herein, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement, (ii) shall alter or limit the ability of Seller or its Affiliates or Purchaser or its Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement, or (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

Section 6.12.                         No Solicitation.

(a)                                 From and after the Effective Date, neither Seller Parent Guarantor nor Seller shall, and neither Seller Parent Guarantor nor Seller shall permit any of their respective Affiliates, Representatives (or Representatives of any of their respective Affiliates), or other Person acting on Seller Parent Guarantor’s, Seller’s, or any of its Affiliate’s behalf, to, directly or indirectly, (i) solicit, initiate, seek, or encourage the making or submission of, or consider or accept, any proposal or offer, or enter into any confidentiality agreement, term sheet, letter of intent, memorandum of understanding, or purchase agreement or other similar agreement, commitment, or understanding with any Person other than Purchaser, with respect to the acquisition of some or all of the Purchased Assets (whether as a single acquisition or as part of an acquisition of a set or group of assets or equity) or a merger, consolidation, business combination, sale of all or any material portion of the securities of Seller or any parent of Seller (other than Seller Parent Guarantor) to any Person who is not an Affiliate of Seller Parent Guarantor, or any similar extraordinary transaction with respect to Seller or any parent of Seller (other than Seller Parent Guarantor) (an “Acquisition Proposal”), or (ii) enter into or participate in any negotiation or discussion regarding, or furnish to any Person other than Purchaser and its Affiliates any information with respect to, or otherwise cooperate with or assist, facilitate, or encourage, any Acquisition Proposal by any Person other than Purchaser; provided, however, that any internal restructuring undertaken by Seller or any Affiliate of Seller shall not constitute an Acquisition Proposal.

(b)                                 Seller Parent Guarantor and Seller shall rescind or reject and, if applicable, shall cause their respective Affiliates to rescind or reject, any Acquisition Proposal outstanding as of the Effective Date in writing within one (1) Business Day after the Effective Date and promptly reject in writing and disclose in full to Purchaser any proposal or offer received after the Closing relating to any Acquisition Proposal pertaining to the Project or the Business.

Section 6.13.                         Notice of Certain Events; Reporting Obligations.

(a)                                 Without limiting any other obligation in this Agreement to notify Purchaser of any fact, event, circumstance, condition, or occurrence in accordance with the terms of this Agreement, Seller shall, promptly after obtaining Knowledge thereof, notify Purchaser in writing of, describing in reasonable detail:

(i)                                     if and to the extent Purchaser is not copied on such notice or has not participated in or received such communication, any written notice or other written communication from any Governmental Authority in connection with or relating to the Project or the Transactions (including with respect to any Permit required with respect to the Project or any Permit transfer or issuance required with respect to the Transactions);

(ii)                                  any damage to, loss of, or unanticipated maintenance or repair of the Purchased Assets or the Project, or any emergency condition affecting, or unscheduled interruption of, the Business or the operations of Seller, except when the expenditure of Seller and/or its Affiliates or Operator due to such damage, loss, maintenance or repair, emergency condition, or interruption would not reasonably be expected to (A) exceed, and does not exceed, One Hundred Thousand Dollars ($100,000) for any event or condition or group of related events or conditions, (B) result in, and does not result in, a material threat to health or safety or of damage to property of third parties, or (C) have a Material Adverse Effect on the ownership, testing, possession, use, operation, maintenance, or repair of the Purchased Assets or the Project;

(iii)                               any fact, event, circumstance, or condition (or set of facts, events, circumstances, or conditions) that makes, or would reasonably be expected to make, impossible or unlikely, or would reasonably be expected to make impossible or unlikely or, if applicable, delays, the satisfaction of the conditions in the satisfaction of the conditions in Article VIII or in Section 7.1 (Agreement Compliance) or Section 7.5 (Representations and Warranties);

(iv)                              the material default or breach by any contractor performing any material work on the Project, the termination or material change to the scope of responsibilities of any contractor performing such work, the replacement of any contractor performing such work and the identity of such replacement or, if the responsibilities of the former contractor were contracted to more than one replacement contractor, replacements;

(v)                                 any receipt of a written notice of a violation from or on behalf of a Governmental Authority, or written inquiry or investigation by a Governmental Authority into a possible violation, of any Law or Permit relating to the Project or the Business;

(vi)                              any actual accident or injury (or any receipt of written notice of any alleged accident or injury), including death, occurring on the Project Site and any workers’ compensation or tort liability Action for bodily injury related to or arising out of the ownership, use, operation, maintenance or repair of the Project, the Purchased Assets (including the Project Site), or the conduct of the Business, including (A) the time and place of the accident or injury event, if known, and (B) a description of the accident, the injury(ies), and the circumstances surrounding and reasonable particulars of such accident or injury (excluding the identity of any injured or allegedly injured person if not previously made public and information reasonably withheld to protect the legitimate privacy interests of such person or to comply with Law) and any claims resulting therefrom;

(vii)                           any additional material Permit, or any supplement, amendment, or modification of an existing material Permit, required or proposed to be sought by Seller or Operator in connection with the Project or the Project Site;

(viii)                        any event, occurrence, circumstance, or condition related to the Project or the Project Site resulting in actual or alleged damage or loss to the property of any third party, in each case that is material to the Project, including (A) the name and address of the damaged property; (B) the time and place of the event resulting in the property damage; and (C) a description of the alleged property damage, and any force majeure event; and

(ix)                              any organizational effort by a trade union, labor organization, collective bargaining representative, or employee representative on the Project Site or otherwise with respect to the Project.

No notification made pursuant to this Section 6.13(a) or otherwise shall be deemed to cure any inaccuracy of any representation or warranty of Seller or to prevent, limit, or restrict Purchaser’s exercise of its rights under this Agreement or any Ancillary Agreement.

(b)                                 Promptly after obtaining Knowledge thereof, and without limiting any other obligation in this Agreement to notify Seller of any fact, event, circumstance, condition, or occurrence in accordance with the terms of this Agreement, Purchaser shall notify Seller in writing of, describing in reasonable detail, any fact, event, circumstance, or condition (or set of facts, events, circumstances, or conditions) that makes impossible or unlikely, or would reasonably be expected to make impossible or unlikely, or otherwise materially threatens, the satisfaction of the conditions in Article VII or in Section 8.1 (Agreement Compliance) or Section 8.5 (Representations and Warranties).  No notification made pursuant to this Section 6.13(b) or otherwise shall be deemed to cure any inaccuracy of any representation or warranty of Purchaser or to prevent, limit, or restrict Seller’s exercise of its rights under this Agreement or any Ancillary Agreement.

(c)                                  From and after the Effective Date, Seller shall prepare, or cause to be prepared, a Monthly Operating Report and a Monthly Inventory Report as of the last date of each calendar month, and shall deliver, or cause to be delivered, the Monthly Operating Report and the Monthly Inventory Report for each such calendar month to Purchaser as soon as practicable but in any event within fifteen (15) days of the end of each such calendar month.  The final Monthly Operating Report and Monthly Inventory Report shall be delivered to Purchaser on or before the fifteenth (15th) day of the month following the month in which the Closing occurs.  In addition, Seller shall provide to Purchaser promptly after the receipt or production thereof by or to Seller or any Affiliate thereof any (i) other material recurring periodic report or other material report by or on behalf of Operator, GEII, or other third party contractor performing work for Seller or any of its Affiliates relating to the Purchased Assets or the conduct of the Business, GEII’s monthly operational assessment, and operation and maintenance reports pursuant to the LTSA, and any material budget, budget reconciliation, tracking or monitoring report, request for unbudgeted capital expenditures, or material unbudgeted operating expenditures, material test report, or material report relating to any material maintenance on, or any material repair, replacement, outage, or inspection of, the Purchased Assets (in whole or in part) or any material report that details or describes any event, occurrence, condition, circumstance, or activity that has a Material Adverse Effect, or would reasonably be expected to have a Material Adverse Effect, on the Purchased Assets, including the Project’s capacity, heat rate, or emission rates, (ii) material report relating to the Repair of any Damaged Portion or the Remediation of any material Environmental Condition, (iii) report of any material accident or safety incident (to the extent permitted by Laws), and (iv) material report on NERC requirements or MISO Rules compliance-related plans or activities of Seller, any of its Affiliates, or Operator with respect to the Project, the Purchased Assets, or the conduct of the Business.  For purposes of this Section 6.13(c), the term “reports” shall be construed to include memoranda, letters, studies, bulletins, filings, and other comparable written or electronic materials.

(d)                                 In addition to the disclosures required under Section 6.13(a) and Section 6.13(b), each Party shall apprise the other upon request of its progress with respect to the satisfaction of the conditions of such Party in Article VII or Article VIII, as applicable.  Copies of all information provided to a Party under this Section 6.13 shall be complete and accurate copies.

(e)                                  To the extent not available on “EDGAR” or Seller Parent Guarantor’s home page on the World Wide Web at www.genon.com, Seller shall deliver to Purchaser, within sixty (60) days following the end of each fiscal quarter and within one hundred twenty (120) days following the end of each fiscal year during the term of this Agreement, a copy of the audited financial statement for the fiscal quarter or fiscal year of (i) Seller (or if such financial statements of Seller are not audited, the unaudited financial statements for such fiscal quarter or fiscal year) and (ii) Seller Parent Guarantor (or if such financial statements of Seller Parent Guarantor are not audited, the unaudited financial statement for such fiscal quarter or fiscal year), in each case prepared in accordance with GAAP.

Section 6.14.                         Information and Records.

(a)                                 Prior to the Closing, Seller shall, at Purchaser’s sole cost and expense (which shall be limited to the reasonable out-of-pocket expenses of Seller), provide or cause to be provided (to the extent of its ability with respect to unaffiliated third parties) to Purchaser, ESI, and their respective Representatives, upon reasonable prior notice, reasonable access, during ordinary business hours, in a manner that does not unreasonably interfere with normal business operations, to:

(i)                                     working papers, books, data, records, programs, and other material systems or information reasonably relating to the Project, the Purchased Assets, or the Business, including drawings in AutoCAD or similar programs, OEM manuals, and other information and data, in electronic form where applicable, necessary to enable parallel migration to Purchaser’s information systems; and

(ii)                                  the Project, the Project Real Property, the Purchased Assets, Operator, GEII, the Project’s plant and operations managers, and Representatives of Seller or its Affiliates that are involved with the Business, for any reasonable business purpose in connection with the Transactions, including:

(A)                               performing or witnessing boundary and other surveys of the Project Real Property (or any portion thereof) or other work incidental or reasonably related to the procurement of title insurance for the Project or soil tests and other engineering studies related to the Project Site or the Project;

(B)                               subject to reasonable advance notice to Seller, monitoring the operation, maintenance, or repair of the Purchased Assets;

(C)                               planning and facilitating an orderly transition of the ownership, management, and operation of the Purchased Assets, or integration of the operations, systems, processes, and other key business activities and systems relating to the Purchased Assets, on the Closing Date;

(D)                               assessing Seller’s compliance with its covenants and agreements, and the accuracy of its representations and warranties, under this Agreement and any applicable Ancillary Agreement;

(E)                                facilitating the determination or assessment of the MISO Rules and NERC requirements applicable to the Purchased Assets, including the Project, and/or understanding or assessing Seller’s and Operator’s division of responsibility for and compliance with such requirements;

(F)                                 observing, monitoring, and assessing performance of any material repair, restoration, replacement, testing, or cure in respect of the Purchased Assets, in whole or in part, including as contemplated by Section 6.7, Section 6.8, Section 6.29, and Section 6.30; and

(G)                               exercising its rights and discharging its obligations under this Agreement and any Ancillary Agreement.

The Parties shall use commercially reasonable efforts to cooperate with each other in connection with the foregoing.  With respect to Environmental matters, the right of access under Section 6.14(a) shall include reasonable access during ordinary business hours, in a manner that does not unreasonably interfere with normal business operations, in order to (1) allow the performance of and witnessing of the Environmental Assessment, including taking air samples at the Project Real Property solely to the extent that a Phase I environmental site assessment identifies an Environmental Condition that warrants taking of air samples, (2) investigate and/or assess the presence, scope, and extent of any potential Environmental Condition at the Project Real Property identified by or made known to Purchaser after the Effective Date or related matters, including Environmental Liabilities, and (3) observe, monitor, and/or assess the status and performance of any Remediation of material Environmental Conditions in respect of the Project Real Property, in whole or in part; provided, however, that Purchaser shall not conduct any sampling of environmental media, other than as provided immediately above in clause (1) or as authorized with the prior written consent of Seller, any invasive or destructive environmental or subsurface investigation, or any “Phase II” Environmental site assessment work, in each case on the Project Real Property.  To the extent taking of air samples is warranted and in accordance with the foregoing clause (1), Purchaser shall provide Seller copies of the final results of any air sampling conducted on the Project Real Property at Seller’s request.

(b)                                 Without limitation of the other applicable terms of this Agreement, after the Closing, each Party shall use commercially reasonable efforts to provide, or cause to be provided, to the other Party (and in addition, in the case of Purchaser, ESI) and its or their respective Representatives, upon reasonable notice and at the requesting Party’s cost and expense (which shall be limited to the reasonable out-of-pocket expenses of the non-requesting Party), reasonable access to, in a manner that does not unreasonably interfere with normal business operations, the data, books, records, and other material information reasonably relating to, and available Representatives reasonably involved in, the Purchased Assets or the Business as such Party may reasonably request in connection with any Action, audit, issue, or dispute involving the Purchased Assets, the Business, Seller, any Affiliate of Seller, Purchaser, any Affiliate of Purchaser, Operator, GEII (excluding any dispute or litigation between or among the Parties or their Affiliates) and based upon or arising out of Contracts, Permits, events, facts, circumstances, conditions, acts, or conduct of Seller, any Affiliate of Seller, Purchaser, any Affiliate of Purchaser, Operator, GEII, or any Representative of any of the foregoing, occurring or in existence on or prior to the Closing and related to the Purchased Assets or the Business.  The Parties shall use commercially reasonable efforts to cooperate with each other in connection with the foregoing.

(c)                                  A Party shall have no obligation to provide access to any document or information under this Section 6.14 that is privileged under Law from third party disclosure or that a Party is prohibited by Contract from providing; provided, however, that (i) the Party subject to such prohibition shall use, upon the request of the other Party, commercially reasonable efforts to cause such contractual prohibitions to be removed or waived and (ii) nothing in this Section 6.14(c) shall preclude a Party from contesting by appropriate legal proceedings any claim of privilege asserted by the other Party where the subject information, work product, or communication would, but for the application of privilege, be required to be disclosed under this Agreement.

Section 6.15.                         Confidentiality; Public Announcements.

(a)                                 All information provided or obtained by a Party, directly or indirectly, from or on behalf of the other Party under this Agreement prior to the Closing shall be subject to the Confidentiality Agreement.  Each of Seller and Purchaser hereby adopts and agrees to be bound, effective as of the Effective Date, by the Confidentiality Agreement as though it was a signatory thereto and agrees that, as between Seller and Purchaser, and irrespective of the stated term therein, the Confidentiality Agreement shall terminate (i) upon the Closing or (ii) one (1) year after the termination of this Agreement.

(b)                                 After the Closing, all Confidential Information (as defined in the Post-Closing Confidentiality Agreement) shall be subject to the Post-Closing Confidentiality Agreement.

(c)                                  Without limiting the generality of the Confidentiality Agreement, except to the extent required by Law or applicable rules or regulations of a stock or commodities exchange of which it is a member, neither Seller Parent Guarantor nor Seller, on the one hand, nor Purchaser, on the other hand, nor any of their respective Affiliates shall issue a press release or make any other public announcement concerning the Transactions or the contents of this Agreement or any Ancillary Agreement without the prior written consent of Seller, in the case of Purchaser, and Purchaser, in the case of Seller Parent Guarantor or Seller.  If any such announcement or other disclosure is required by any Law or applicable rule or regulation of such stock or commodities exchange, the Party required to make the disclosure shall give Purchaser, in the case of a required disclosure by Seller Parent Guarantor or Seller, or Seller, in the case of a required disclosure by Purchaser, to the extent legally permissible, prompt written notice of, and a reasonable opportunity to comment promptly on, the proposed disclosure, and shall limit such disclosure to such information as is reasonably required to comply with such Laws or rules or regulations.

Section 6.16.                         Removal of Excluded Assets.  Seller shall use commercially reasonable efforts to remove on or before the Closing any and all tangible Excluded Assets located at, on, in, or under the Project Real Property or any Off-Site Real Property.  From time to time, for a period of up to ninety (90) days following the Closing, Seller may remove, at its sole cost and expense, and without unreasonable interference with the normal business operations or activities of Purchaser at the Project Real Property, any tangible Excluded Asset remaining at, on, in, or under the Project Real Property as of the Closing.  The dates and times of any such removal shall be coordinated reasonably in advance with Purchaser.  Purchaser shall have no Liability to Seller whatsoever with respect to any tangible Excluded Asset remaining at, on, in, or under the Project Real Property on or after the Closing (and any such Liability shall constitute an Excluded Liability).  If Seller fails to remove all of the tangible Excluded Assets located at, on, in, or under the Project Real Property within such ninety (90)-day period, then each such remaining tangible Excluded Asset shall be deemed to have been abandoned by Seller and Purchaser may, in its sole and absolute discretion, appropriate, sell, store, destroy, and/or otherwise dispose of all or any portion of such tangible Excluded Assets without notice to Seller and without any obligation to account for such tangible Excluded Assets.  To the extent the out-of-pocket costs and expenses incurred by Purchaser in connection with appropriating, selling, storing, destroying, or otherwise disposing of such tangible Excluded Assets exceed the revenues received by Purchaser in connection therewith, Seller shall reimburse Purchaser for all such excess costs and expenses within ten (10) days after Purchaser’s delivery to Seller of a written request therefor.  Notwithstanding anything to the contrary contained herein, the terms and conditions of this Section 6.16 shall survive the Closing.

Section 6.17.                         Trade Names.  With respect to any name of Seller or any Affiliate or related or similar trade name, trademark, service mark, corporate name, logo, or any similar Intellectual Property constituting an Excluded Asset that appears on any of the physical plant constituting the Purchased Assets, Purchaser is hereby granted, without reservation, condition, or additional cost, and in perpetuity, on a fully-paid-up, royalty-free basis, all rights and licenses necessary to allow Purchaser to display or retain such Intellectual Property on such Purchased Assets without violating the Intellectual Property Rights of Seller or its Affiliates with respect thereto for one (1) year following Closing.  Purchaser shall use commercially reasonable efforts to remove all such Intellectual Property from such Purchased Assets within one (1) year after Closing.

Section 6.18.                         Post-Closing Assurances.  After the Closing, each Party shall execute and deliver, upon the reasonable request of the other Party, any and all further instruments or documents, and exercise commercially reasonable efforts to take such further actions as may reasonably be required, to fulfill and implement the terms of this Agreement or realize the benefits intended to be afforded hereby, including such actions as are necessary or desirable in connection with obtaining any third party Consent, Permit, or waiver or any regulatory filing as a Party may undertake in connection herewith.

Section 6.19.                         Existing Collateral.  Purchaser shall use commercially reasonable efforts to cause (i) all letters of credit listed on Schedule 6.19 to be replaced at or prior to the Closing with letters of credit, cash collateral or other security reasonably acceptable to Purchaser and the beneficiary thereof and (ii) all cash collateral posted by Seller or any of its Affiliates as credit support to contractual counterparties listed in Schedule 6.19, or resulting from a draw on a letter of credit in respect of which Seller or an Affiliate of Seller was the account party listed in Schedule 6.19, to be replaced at or prior to the Closing with letters of credit, cash collateral or other security reasonably acceptable to Purchaser and the beneficiary thereof and any related cash collateral or other security to be returned to Seller.

Section 6.20.                         Financial Assurances.  With respect to any Contract that is assumed by or assigned to Purchaser, Purchaser shall provide adequate assurance as required under the Bankruptcy Code of the future performance by Purchaser of each such Contract.  Purchaser and Seller agree that they will promptly take all action reasonably required to assist in obtaining a Bankruptcy Court finding that there has been an adequate demonstration of adequate assurance for future performance under such Contract, such as furnishing timely requested and factually accurate affidavits and other documents or information for filing with the Bankruptcy Court and making Purchaser’s employees and Representatives available to testify before the Bankruptcy Court.

Section 6.21.                         Accounting Matters.

(a)                                 Within thirty (30) days after the Closing Date, Seller shall prepare and submit to Purchaser an update to the statement attached hereto as Exhibit L, setting forth, with respect to the Project, (i) the plant in service by retirement units and functional classifications, including, if available, the original (gross) book value, accumulated depreciation, and net book values of the plant in service, and (ii) open construction work in progress orders and balances, in each case of clauses (i) and (ii), in accordance with GAAP and as of the Closing Date.

(b)                                 Seller shall perform activities, provide to Purchaser access, reports, lists, materials, and information, and take, and enable Purchaser to take, other actions contemplated to be taken by Seller or Purchaser, as applicable, in Schedule 6.21(b), all in accordance with the terms of Schedule 6.21(b).

Section 6.22.                         MISO-Specific Covenants.

(a)                                 The Parties acknowledge and agree that (i) as provided in Section 2.1(n), the Purchased Assets include all rights and benefits associated with the capacity of the Project, including all capacity credits (such as MISO zonal resource credits) and similar rights or benefits accruing with respect to the period from and after the Closing, and (ii) as of the Closing, Seller may, but is not required to, have obtained from MISO zonal resource credits or other applicable capacity credits (or the equivalent) associated with capacity from the Project (“MISO Project Capacity Credits”) for (A) the MISO planning period (which, as of the Effective Date, is a planning year beginning on June 1 and ending on the following May 31) in which the Closing

Date occurs and (B) if the Closing Date occurs after completion of MISO’s planning resource auction (or successor process) for the MISO planning period immediately following the MISO planning period in effect on the Closing Date (as would be the case under the current MISO Rules, for example, if the Closing Date is May 1), such immediately following MISO planning period (collectively, the “Relevant MISO Planning Periods”).

(b)                                 In the event that Seller obtains MISO Project Capacity Credits for either of the Relevant MISO Planning Periods, Seller shall cause title to all such MISO Project Capacity Credits to be assigned, transferred, and delivered to Purchaser, free of all Encumbrances other than Permitted Encumbrances, and to have MISO recognize Purchaser as the registered holder and owner of such MISO Project Capacity Credit, in each case effective as of the Closing (or if under the MISO Rules such assignment, transfer, delivery, and recognition cannot be made effective as of the Closing, as soon after the Closing as possible under the MISO Rules, with a reduction to the Purchase Price, calculated in accordance with the methodology set forth in Section 6.22(c), for each day after the Closing in which title to such MISO Project Capacity Credits has not been transferred or recognized by MISO as having transferred to Purchaser).  In connection therewith, Seller shall submit a capacity credit transfer request with respect to such MISO Project Capacity Credits (including required data, information, and materials) in MISO’s “Module E Capacity Tracking” (MECT) tool and otherwise comply with the MISO Rules and other Laws, including MISO Business Practice Manual No. 11 (Resource Adequacy), Section 4.4.1, to effectuate the required assignment, transfer, and delivery to Purchaser, and the required recognition by MISO of Purchaser as the registered holder, of such MISO Project Capacity Credits.  Seller shall give Purchaser prompt notice of material actions and material developments regarding the transfer of such MISO Project Capacity Credits to Purchaser, including the preparation and submission by or on behalf of Seller of any transfer request materials to MISO and other correspondence with MISO.  Seller shall provide to Purchaser a reasonable opportunity to review and comment on any material submission or material written communication by or for Seller to MISO (including in MISO’s Module E Capacity Tracking tool) and to participate in any material meeting or discussion with MISO regarding the transfer of such MISO Project Capacity Credits to Purchaser.  Seller shall consider in good faith any comment to any such material submission or communication provided to Seller by Purchaser.  To the extent necessary under the MISO Rules, Purchaser shall provide to Seller promptly after a request therefor a counterparty code for use by MISO in connection with the transfer of MISO Project Capacity Credits to Purchaser contemplated hereby and shall confirm with MISO a MISO Project Capacity Credit transfer transaction that meets the requirements of this Section 6.22(b).

(c)                                  In the event that, at the Closing, Seller delivers to Purchaser, as Purchased Assets, a quantity of MISO Project Capacity Credits for a Relevant MISO Planning Period that is less than the Guaranteed Project Capacity (the absolute value of such difference, the “MISO Project Capacity Credit Deficit”), the Purchase Price shall be reduced, with respect to each Relevant MISO Planning Period for which such MISO Project Capacity Credit Deficit exists, by an amount equal to the product of (i) the MISO planning resource auction clearing price (in $/MW-day) for the applicable Relevant MISO Planning Period for MISO zonal resource credits (or other applicable capacity credits) sourced from MISO local resource zone 10, times (ii) the MISO Project Capacity Credit Deficit (in MW) for such Relevant MISO Planning Period, times (iii) the total number of days from and including the Closing Date through the last day of such Relevant MISO Planning Period.  For the avoidance of doubt, (A) the quantity of MISO Project

Capacity Credits Seller may deliver hereunder to Purchaser at the Closing for any Relevant MISO Planning Period may be zero (0), and (B) there shall be two (2) separate reductions of the Purchase Price if, as of the Closing, there are two (2) Relevant MISO Planning Periods and MISO Project Capacity Credit Deficits exist for each Relevant MISO Planning Period.  Notwithstanding anything in this Section 6.22 to the contrary, if the standard MISO conversion ratio of capacity to zonal resource credits (or other applicable capacity credit) for a Relevant MISO Planning Period is other than one-to-one (1:1) or MW-to-MW, the MISO Project Capacity Credit Deficit for such Relevant MISO Planning Period shall be adjusted to reflect accurately the applicable conversion ratio or metric.

(d)                                 For each Relevant MISO Planning Period, and without limiting Purchaser’s rights under this Agreement during the period between the Effective Date and the Closing, Seller shall notify Purchaser promptly after any grant to Seller or any Affiliate thereof of MISO Project Capacity Credits for such Relevant MISO Planning Period.

Section 6.23.                         Purchaser LTSA.  From and after the Effective Date, and until the earlier of (a) if no Credit Amounts are existing at the end of the Minimum Variable Fee Period, the date that is thirty (30) days after the end of the Minimum Variable Fee Period or (b) if any Credit Amounts are existing at the end of the Minimum Variable Fee Period, the date on which all Credit Amounts, if any, existing at the end of the Minimum Variable Fee Period have been paid to Seller, Purchaser (i) shall certify within thirty (30) days after the end of each calendar year occurring on or after the Closing Date, in a written notice to Seller and Seller Parent Guarantor together with evidence satisfactory to Seller in Seller’s reasonable discretion to permit Seller to verify such certification, the amount of each Calculated Variable Fee and Annual Minimum Variable Fee for the immediately preceding calendar year, (ii) shall not, without the prior written consent of Seller, amend, supplement, or modify the Purchaser LTSA in an manner that would change the amount of, time periods related to, or credits for the Annual Minimum Variable Fee, Credit Amount or other terms related to the Annual Minimum Variable Fee, and (iii) shall not, without the prior written consent of Seller, terminate the Purchaser LTSA, if Purchaser or any of its Affiliates enters into, or expects to enter into, substantially concurrently with such termination a new Long-Term Service Agreement with GEII or its Affiliates, and such new Long-Term Service Agreement changes the amount of, time periods related to, or credits for, or triggers any acceleration or early payment of such amounts due under the Purchaser LTSA, the Annual Minimum Variable Fee, Credit Amount, or other terms related to the Annual Minimum Variable Fee.

Section 6.24.                         Interconnection and Transmission Service.

(a)                                 Seller shall use commercially reasonable efforts to, at its sole cost and expense:

(i)                                     cause (A) the Project to be established and recognized by MISO as a separate generating resource at the Electrical Interconnection Point, including for offering, bidding, scheduling, and settlement purposes, and (B) the Electrical Interconnection Point to be a separate (and the exclusive) commercial pricing or settlement node for the Project, with the Project being the only source of energy injection at the Electrical Interconnection Point for settlement purposes (the “Required Project Recognition”).

(ii)                                  enter into the Required Deliverability Service Agreements by no later than one hundred thirty (130) days prior to the Target Closing Date; and

(iii)                               cause the pending customer transmission service request submitted to MISO seeking 800 MW of NITS for the Project, and any other customer transmission service request submitted to MISO seeking NITS for the Project (“Pending NITS Request”), to be permanently recalled or withdrawn as of or prior to the Closing or, if any NITS for the Project has been granted or obtained by a customer prior to such recall or withdrawal, cause such NITS for the Project to be terminated and of no further force and effect as of or prior to the Closing and without delaying the Closing.

(b)                                 Seller’s obligations under Section 6.24(a) shall include being responsible for, and making timely payments of, applicable application, filing, deposit, study, improvement, upgrade, registration, testing, and other fees, charges, and costs in connection with any request by or on behalf of Seller for any Required Deliverability Service (each such request, a “Deliverability Service Request”) or the Required Project Recognition (each such request, a “Project Recognition Request”), including as required under the Required Deliverability Service Agreements or the Required Project Recognition Agreements.

(c)                                  After the Effective Date, Seller shall provide to Purchaser, reasonably in advance of (but no later than fifteen (15) days prior to) the time of submittal thereof, a reasonable opportunity to review and comment on any Deliverability Service Request or Project Recognition Request and consider in good faith timely comments provided by Purchaser on any Deliverability Service Request or Project Recognition Request.  Any Deliverability Service Request or Project Recognition Request submitted pursuant to this Section 6.24(c) shall be subject to Purchaser’s prior approval, which shall not be unreasonably withheld, conditioned, or delayed.  In addition, and without limiting the other terms of this Agreement or any Ancillary Agreement, Seller shall (i) provide Purchaser with a complete and accurate copy of any Deliverability Service Request or Project Recognition Request submitted to MISO or any transmission provider or other Person or any MISO or third party interconnection, transmission, or deliverability study result (e.g., interconnection, system impact study, facilities study) with respect to any Deliverability Service Request promptly after such results are provided or made available to Seller, (ii) notify Purchaser (A) of any material development in the processing or treatment of any Deliverability Service Request or Project Recognition Request promptly after Seller receives notice or becomes aware of the same and (B) reasonably in advance of any material action taken by Seller with respect to any Deliverability Service Request or Project Recognition Request, (iii) notify Purchaser reasonably in advance of, and, to the extent permitted by MISO (if MISO’s consent is required) or by any other balancing authority or Person (if such balancing authority’s or Person’s consent is required), allow Purchaser and its respective Representatives to attend and participate in, any substantive meeting with MISO Representatives or other Persons regarding such study or any proposed agreement, including a proposed Required Deliverability Service Agreement or Required Project Recognition Agreement, (iv) provide Purchaser with a reasonable opportunity to review and comment on any Required Deliverability Service Agreement or Required Project Recognition Agreement entered into after the Effective Date (including, in each case, any amendment or modification of any Required Deliverability Service Agreement or Required Project Recognition Agreement, whether or not entered into before, on, or after the Effective Date) prior to the execution thereof by Seller, consider in good faith timely comments from Purchaser on any Required Deliverability Service Agreement or Required Project Recognition Agreement, and not enter into any Required Deliverability Service Agreement or Required Project Recognition Agreement after the Effective Date (or any amendment or modification of any Required Deliverability Service Agreement or Required Project Recognition Agreement, whether or not entered into before, on, or after the Effective Date) without the prior approval of Purchaser, which shall not be unreasonably withheld, conditioned, or delayed, (v) perform in accordance with the terms of each Required Deliverability Service Agreement or Required Project Recognition Agreement through the Closing, and (vi) cooperate with Purchaser with respect to any effort to obtain or maintain any Required Deliverability Service or Required Project Recognition.

Section 6.25.                         Gas Transportation.

(a)                                 No later than fifteen (15) days after the Effective Date, Seller shall request from TETCO, in accordance with the requirements of TETCO’s FERC Gas Tariff and Laws, FT service for capacity meeting the Available FT Capacity Requirements.  If awarded such capacity, Seller shall (i) enter into an Available FT Capacity Agreement with TETCO as soon as practicable, but no later than five (5) days after the date Seller is awarded such capacity, and (ii) maintain in effect the Available FT Capacity Agreement through the earlier of (A) the time of the permanent release of the Available FT Capacity to Purchaser pursuant to the terms of this Agreement and (B) the termination of this Agreement.  Without limiting the foregoing Seller obligations in this Section 6.25(a) or its other obligations under this Agreement, Seller shall comply with the requirements of TETCO’s FERC Gas Tariff and Laws, including the Capacity Release Rules and, if applicable, the terms and conditions of the FERC Waiver, in connection with its request for the Available FT Capacity and, if Seller is awarded the Available FT Capacity, the execution of the Available FT Capacity Agreement and the permanent release of the Available FT Capacity to Purchaser in accordance with the terms of this Agreement, including Section 6.25(e).

(b)                                 If, notwithstanding Seller’s compliance with its obligations under Section 6.25(a), Seller is not awarded capacity from TETCO meeting the Available FT Capacity Requirements, Seller shall promptly, and in any event within two (2) Business Days after being notified by TETCO that it was not awarded such capacity, notify Purchaser that it was not awarded such capacity.  Within ten (10) days after such notice to Purchaser (the “Qualified Shipper Determination Election Deadline”), either Seller or Purchaser may notify the other that it elects to determine if any shipper has FT service for capacity with TETCO meeting the Shipper Capacity Requirements (“Qualified Shipper Capacity”) and may be willing to permanently release such capacity to Purchaser upon, and only upon, the Closing and subject to any other terms or conditions required by Purchaser as part of the Shipper Capacity Requirements and compliance with Laws, including the Capacity Release Rules and, if applicable, the terms and conditions of the FERC Waiver.

(i)                                     If either Seller or Purchaser identifies a shipper willing to so release the Qualified Shipper Capacity to Purchaser (a “Releasing Shipper”), (A) if Seller identifies the Releasing Shipper, Seller shall promptly notify Purchaser of the identity of the Releasing Shipper and provide the Releasing Shipper’s contact information to Purchaser or (B) if Purchaser identifies the Releasing Shipper, Purchaser shall promptly notify Seller of the identity of the Releasing Shipper.  After Purchaser’s identification of a Releasing Shipper or notification from Seller of a Releasing Shipper, Purchaser may, but is under no obligation to, negotiate and/or enter into a binding agreement with a Releasing Shipper obligating such Releasing Shipper to so release the Shipper Released FT Capacity to Purchaser.

(ii)                                  If, notwithstanding Seller’s compliance with its obligations under Section 6.25(a), Seller is not awarded capacity from TETCO meeting the Available FT Capacity Requirements and if neither Seller nor Purchaser elects to determine if any shipper has Qualified Shipper Capacity by the Qualified Shipper Determination Election Deadline or if Purchaser does not enter into a binding agreement with a Releasing Shipper with respect to the Shipper Released FT Capacity pursuant to Section 6.25(b)(i) within one hundred twenty (120) days after the Effective Date, each of Seller and Purchaser shall have the right to terminate this Agreement upon notice to the other without liability to any Party arising out of such termination.  Such termination right shall remain available until Purchaser notifies Seller that Purchaser has entered into a binding agreement with a Releasing Shipper with respect to the Shipper Released FT Capacity pursuant to Section 6.25(b)(i).

(c)                                  No later than fifteen (15) days after the Effective Date, Seller shall request from TETCO, in accordance with the requirements of TETCO’s FERC Gas Tariff and Laws, including the Capacity Release Rules, FT service for capacity meeting the Lateral FT Capacity Requirements.  If awarded such capacity, Seller shall (i) enter into a Lateral FT Capacity Agreement with TETCO as soon as practicable, but no later than five (5) days after the date Seller is awarded such capacity, and (ii) maintain in effect the Lateral FT Capacity Agreement through the earlier of (A) the time of the permanent release of the Lateral FT Capacity to Purchaser pursuant to the terms of this Agreement and (B) the termination of this Agreement.  If, notwithstanding Seller’s compliance with its obligations under this Section 6.25(c), Seller is not awarded capacity from TETCO meeting the Lateral FT Capacity Requirements, Seller shall promptly, and in any event within two (2) Business Days after being notified by TETCO that it was not awarded such capacity, notify Purchaser that it was not awarded such capacity and each of Seller and Purchaser shall have the right to terminate this Agreement upon notice to the other without liability to any Party arising out of such termination.  Without limiting the foregoing Seller obligations in this Section 6.25(c), Seller shall comply with the requirements of TETCO’s FERC Gas Tariff and Laws, including the Capacity Release Rules and, if applicable, the terms and conditions of the FERC Waiver, in connection with the request for the Lateral FT Capacity, and, if Seller is awarded the Lateral FT Capacity, the execution of the Lateral FT Capacity Agreement and the permanent release of the Lateral FT Capacity to Purchaser in accordance with the terms of this Agreement, including Section 6.25(e).

(d)                                 Seller shall cause to be maintained in effect the Existing FT Agreement with a capacity equal to at least the Existing FT Capacity and otherwise on the terms set forth therein through the earlier of (i) the time of the permanent release of the Existing FT Capacity to Purchaser pursuant to the terms of this Agreement and (ii) the termination of this Agreement.

(e)                                  Immediately prior to the Closing, Seller shall cause each of the Capacity Arrangements other than the Shipper Released FT Capacity, if applicable, to be permanently released to Purchaser effective on the Closing Date in accordance with TETCO’s FERC Gas Tariff and Laws, including FERC’s regulations and policies concerning capacity releases, including the Capacity Release Rules and, if applicable, the terms and conditions of the FERC Waiver.  With respect to the permanent release of the Existing FT Capacity to Purchaser, Seller shall take all actions necessary to change the delivery point for the Existing FT Capacity to TETCO meter no. 79108 prior to such permanent release.

Section 6.26.                         Credit Support Election.

(a)                                 At least seven (7) Business Days prior to the Closing Date, Seller shall provide to Purchaser written notice of its election to support its post-Closing obligations under this Agreement by, at the Closing, either (i) paying the Escrow Amount to the Escrow Agent for deposit into the Escrow Account or (ii) posting a Letter of Credit for Purchaser’s benefit in accordance with this Section 6.26.  If Seller fails to timely deliver written notice of its election pursuant to this Section 6.26, Seller shall be deemed to have elected to support its post-Closing obligations under this Agreement by paying the Escrow Amount to the Escrow Agent for deposit into the Escrow Account.

(b)                                 If Seller timely elects to support its post-Closing obligations under this Agreement with a Letter of Credit pursuant to Section 6.26(a), Seller shall, at the Closing, deliver to Purchaser a Letter of Credit with a face amount equal to Forty-Seven Million One Hundred Thousand Dollars ($47,100,000), payable to Purchaser.

(c)                                  Notwithstanding anything contained herein to the contrary:

(i)                                     If Seller elects to support its post-Closing obligations under this Agreement by paying the Escrow Amount to the Escrow Agent for deposit into the Escrow Account at the Closing pursuant to Section 6.26(a), then any time before the Final Release Date, Seller may elect to replace all of the Escrow Fund remaining as of the Letter of Credit Swap Date (other than an amount equal to the sum of any amounts designated in Certificates of Instruction received by the Escrow Agent prior to the Letter of Credit Swap Date that have not been cancelled in accordance with paragraph (d), (e), or (f) of Section 3.3 of the Escrow Agreement) (the “Escrow Swap Amount”) by delivering to Purchaser a Letter of Credit with a face amount equal to Escrow Swap Amount.  Simultaneously with the delivery of such Letter of Credit pursuant to the immediate preceding sentence (“Letter of Credit Swap Date”), Seller and Purchaser shall instruct the Escrow Agent to distribute to Seller, by wire transfer of immediately available funds to a bank account of Seller’s designation, the Escrow Swap Amount. In the event that, as of the Letter of Credit Swap Date, (x) the Escrow Agent has not received any Certificates of Instruction or (y) all Certificates of Instruction received by the Escrow Agent prior to the Letter of Credit Swap Date have been cancelled in accordance with paragraphs (d), (e) or (f) of Section 3.3 of the Escrow Agreement, Seller and Purchaser shall use commercially reasonable efforts to terminate the Escrow Agreement as of the Letter of Credit Swap Date.  In the event that, as of the Letter of Credit Swap Date, there are outstanding Certificates of Instruction, the Escrow Agreement shall remain in effect until all amounts in the Escrow Account have been released by the Escrow Agent in accordance with the Escrow Agreement.

(ii)                                  If Seller elects to support its post-Closing obligations under this Agreement by posting a Letter of Credit for Purchaser’s benefit at the Closing pursuant to Section 6.26(a), then any time before the Final Letter of Credit Adjustment Date, Seller may

elect to replace the Letter of Credit by paying to the Escrow Agent an amount equal to the Letter of Credit Swap Amount as of the date the Letter of Credit is to be replaced. Simultaneously with the execution of the Escrow Agreement by Seller (the “Escrow Swap Date”), Purchaser, and the Escrow Agent, Seller shall pay the Escrow Agent an amount of cash equal to the Letter of Credit Swap Amount pursuant to the immediate preceding sentence.

(d)                                 Seller shall be permitted to cause the aggregate face amount of the Letter(s) of Credit delivered by Purchaser pursuant to this Section 6.26 to be decreased on each Letter of Credit Adjustment Date to the Total Outstanding Amount as of such Letter of Credit Adjustment Date.  For purposes of this Section 6.26:

“Final Letter of Credit Adjustment Date” means the first day after the date that is thirty-six (36) months after the Closing Date.

“Final Letter of Credit Adjustment Date Total Outstanding Amount” means an amount equal to the lesser of (i) (A) Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) minus (B) the total aggregate amount previously drawn by Purchaser on any such Letter of Credit provided by Seller pursuant to this Section 6.26 and (ii) the sum of all amounts, if any, asserted by Purchaser in a Purchaser Claim prior to the Final Letter of Credit Adjustment Date that remain outstanding as of the Final Letter of Credit Adjustment Date (excluding any amount related to such Purchaser Claim previously drawn by Purchaser on any Letter of Credit provided by Seller pursuant to this Section 6.26).

“First Letter of Credit Adjustment Date” means the first day after the date that is twelve (12) months after the Closing Date.

“First Letter of Credit Adjustment Date Total Outstanding Amount” means an amount equal to the lesser of (i) (A) Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) minus (B) the total aggregate amount previously drawn by Purchaser on any such Letter of Credit provided by Seller pursuant to this Section 6.26 and (ii) the sum of (A) Thirty-One Million Four Hundred Thousand Dollars ($31,400,000) plus (B) the sum of all amounts asserted by Purchaser in a Purchaser Claim prior to the First Letter of Credit Adjustment Date that remain outstanding as of the First Letter of Credit Adjustment Date (excluding any amount related to such Purchaser Claim previously drawn by Purchaser on any Letter of Credit provided by Seller pursuant to this Section 6.26).

“Letter of Credit Adjustment Date” means, as applicable, the First Letter of Credit Adjustment Date, the Second Letter of Credit Adjustment Date, the Third Letter of Credit Adjustment Date, or the Final Letter of Credit Adjustment Date.

“Letter of Credit Swap Amount” means:

(i)                                     as of any date prior to the First Letter of Credit Adjustment Date, an amount equal to (A) Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) minus (B) the total aggregate amount previously drawn by

Purchaser on any such Letter of Credit provided by Seller pursuant to this Section 6.26,

(ii)                                  as of any date on or after the First Letter of Credit Adjustment Date and prior to the Second Letter of Credit Adjustment Date, an amount equal to the lesser of (A) (x) Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) minus (y) the total aggregate amount previously drawn by Purchaser on any such Letter of Credit provided by Seller pursuant to this Section 6.26 and (B) the sum of (x) Thirty-One Million Four Hundred Thousand Dollars ($31,400,000) plus (y) the sum of all amounts asserted by Purchaser in a Purchaser Claim prior to such date that remain outstanding as of such date (excluding any amount related to such Purchaser Claim previously drawn by Purchaser from the Escrow Account),

(iii)                               as of any date on or after the Second Letter of Credit Adjustment Date and prior to the Third Letter of Credit Adjustment Date, an amount equal to the lesser of (A) (x) Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) minus (y) the total aggregate amount previously drawn by Purchaser on any such Letter of Credit provided by Seller pursuant to this Section 6.26 and (B) the sum of (x) Fifteen Million Seven Hundred Thousand Dollars ($15,700,000) plus (y) the sum of all amounts asserted by Purchaser in a Purchaser Claim prior to such date that remain outstanding as of such date (excluding any amount related to such Purchaser Claim previously drawn by Purchaser from the Escrow Account),

(iv) as of any date on or after the Third Letter of Credit Adjustment Date and prior to the Final Letter of Credit Adjustment Date, an amount equal to the lesser of (A) (x) Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) minus (y) the total aggregate amount previously drawn by Purchaser on any such Letter of Credit provided by Seller pursuant to this Section 6.26 and (B) the sum of (x) Seven Million Eight Hundred Fifty Thousand Dollars ($7,850,000) plus (y) the sum of all amounts asserted by Purchaser in a Purchaser Claim prior to such date that remain outstanding as of such date (excluding any amount related to such Purchaser Claim previously drawn by Purchaser from the Escrow Account.

“Second Letter of Credit Adjustment Date” means the first day after the date that is eighteen (18) months after the Closing Date.

“Second Letter of Credit Adjustment Date Total Outstanding Amount” means an amount equal to the lesser of (i) (A) Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) minus (B) the total aggregate amount previously drawn by Purchaser on any such Letter of Credit provided by Seller pursuant to this Section 6.26 and (ii) the sum of (A) Fifteen Million Seven Hundred Thousand Dollars ($15,700,000) plus (B) the sum of all amounts asserted by Purchaser in a Purchaser Claim prior to the Second Letter of Credit Adjustment Date that remain outstanding as of the Second Letter of Credit Adjustment Date (excluding any amount related to such Purchaser Claim previously drawn by Purchaser on any Letter of Credit provided by Seller pursuant to this Section 6.26).

“Third Letter of Credit Adjustment Date” means the first day after the date that is twenty-four (24) months after the Closing Date.

“Third Letter of Credit Adjustment Date Total Outstanding Amount” means an amount equal to the lesser of (i) (A) Forty-Seven Million One Hundred Thousand Dollars ($47,100,000) minus (B) the total aggregate amount previously drawn by Purchaser on any such Letter of Credit provided by Seller pursuant to this Section 6.26 and (ii) the sum of (A) Seven Million Eight Hundred Fifty Thousand Dollars ($7,850,000) plus (B) the sum of all amounts asserted by Purchaser in a Purchaser Claim prior to the Second Letter of Credit Adjustment Date that remain outstanding as of the Second Letter of Credit Adjustment Date (excluding any amount related to such Purchaser Claim previously drawn by Purchaser on any Letter of Credit provided by Seller pursuant to this Section 6.26).

“Total Outstanding Amount” means (i) as of the First Letter of Credit Adjustment Date, the First Letter of Credit Adjustment Date Total Outstanding Amount, (ii) as of the Second Letter of Credit Adjustment Date, the Second Letter of Credit Adjustment Date Total Outstanding Amount, (iii) as of the Third Letter of Credit adjustment Date, the Third Letter of Credit Adjustment Date Total Outstanding Amount, and (iv) as of the Final Letter of Credit Adjustment Date, the Final Letter of Credit Adjustment Date Total Outstanding Amount.

(e)                                  On each Letter of Credit Adjustment Date, Seller shall be permitted to provide for the applicable adjustment to the aggregate face amount of the Letter(s) of Credit then in effect and held by Purchaser by (i) causing such Letter(s) of Credit to be amended to reflect an aggregate face amount equal to the Total Outstanding Amount required as of such Letter of Credit Adjustment Date or (ii) delivering one or more new Letter(s) of Credit to Purchaser with an aggregate face amount equal to the Total Outstanding Amount required as of such Letter of Credit Adjustment Date (in which case, Purchaser shall cooperate with Seller and ensure that, following Purchaser’s receipt of such new Letter(s) of Credit, each Letter of Credit being replaced is sent to the issuing bank for cancellation).  In no event shall Seller be entitled to provide more than two (2) Letters of Credit at any one time to satisfy its obligations under this Section 6.26.

(f)                                   If at any time any Letter of Credit delivered by Seller to Purchaser pursuant to this Section 6.26 ceases to satisfy the requirements set forth in the definition of “Letter of Credit” contained in this Agreement and Seller does not, within three (3) Business Days after receipt of notice from Purchaser that such requirements have ceased to be satisfied, provide to Purchaser one or more substitute Letter(s) of Credit meeting the requirements of this Section 6.26, then Purchaser shall be permitted to immediately draw upon such Letter of Credit delivered by Seller pursuant to this Section 6.26.  Any such amounts so drawn shall be held by Purchaser for Seller’s account to satisfy the obligations of Seller under this Agreement and shall be returned to Seller upon the delivery by Seller of one or more substitute Letter(s) of Credit meeting the requirements of this Section 6.26.  Upon delivery to Purchaser of any substitute

Letter of Credit pursuant to this Section 6.26, Purchaser shall cooperate with Seller and ensure that, following Purchaser’s receipt of such substitute Letter of Credit, each Letter of Credit being replaced is sent to the issuing bank for cancellation.

(g)                                  Purchaser may immediately draw on any Letter of Credit delivered by Seller pursuant to this Section 6.26 in accordance with its terms (or apply amounts previously drawn on any such Letter of Credit pursuant to Section 6.26(g)) to satisfy any payment obligation of Seller to Purchaser under this Agreement or any Ancillary Agreement that is due and owing and not paid when due, including the amount of any Losses for which any member of the Purchaser Group is entitled to indemnification from Seller under Article IX, and any such drawing of amounts shall constitute payment by Seller to Purchaser of such amounts for all purposes hereunder.

(h)                                 If Purchaser desires to designate a new beneficiary under any Letter(s) of Credit provided by Seller to Purchaser pursuant to this Section 6.26, Seller shall, within three (3) Business Days after receipt of notice from Purchaser, provide to Purchaser one or more substitute Letter(s) of Credit in favor of the new beneficiary designated by Purchaser, which substitute Letter(s) of Credit shall be in an aggregate face amount equal to the amount then required to be provided by Seller to Purchaser pursuant to this Section 6.26 and otherwise meeting the requirements of this Section 6.26.

(i)                                     If at any time after the Final Letter of Credit Adjustment Date the entire balance of the remaining Letter of Credit exceeds the sum at the time of the amounts designated in all Purchaser Claims that have not been resolved in accordance with Section 9.6, then, upon five (5) Business Days prior notice to Purchaser, Seller shall be permitted to provide for the applicable adjustment to the aggregate face amount of the Letter(s) of Credit then in effect in accordance with Section 6.26(e).  At such time on or following the Final Letter of Credit Adjustment Date as all Purchaser Claims have been resolved in accordance with Section 9.6, then Seller shall be permitted to send such Letter(s) of Credit to the applicable issuing bank for cancellation.

Section 6.27.                         Construction and Payment Agreement.  Seller shall, at its cost and expense, make all payments required to be made by Seller under the Construction and Payment Agreement and comply in all material respects with all other obligations of Seller thereunder, in each case, that are required to be paid or required to be performed prior to the Closing.

Section 6.28.                         Major Maintenance and Capital Expenditure Activities.  From and after the Effective Date, Seller shall, at Seller’s sole cost and expense, in a good and workmanlike manner and in accordance with Good Industry Practices, perform and complete each major maintenance and capital expenditures project set forth on Schedule 6.28 in accordance with timing consistent with Good Industry Practices for performance and completion of such major maintenance and capital expenditures project; provided, however, that, notwithstanding the foregoing, the major maintenance and capital expenditures project set forth in row 48 of Schedule 6.28 (2019 Gas Pipeline Underground Corrosion Assessment) shall be performed and completed by Seller by the earlier of (a) the Closing or (b) December 31, 2019.  Seller shall allow Purchaser to participate in meetings and inspections and review material written bills, reports, or correspondence pertaining to each such major maintenance and capital expenditures project to evaluate the scope, progress, quality, and sufficiency thereof, and otherwise use commercially reasonable efforts to keep Purchaser reasonably informed with respect to the status of each such major maintenance and capital expenditures project.

Section 6.29.                         Identified Leak Repair.

(a)                                 Seller shall perform, or cause to be performed, at its sole cost and expense, the permanent repair of the leak identified during the 2018 Spring Performance Tests in the 1-1/2” diameter, 11” long P91 lateral let, or drain line, as it enters the main header of Unit 301 of the Project (the “Identified Leak”) by (i) extracting a portion, as determined by Fucich to be necessary to inspect the Identified Leak, of the main header 18” upstream and 18” downstream of the location of such Identified Leak and the subject drain line above the main header penetration of such drain line, (ii) inspecting, utilizing a properly calibrated and functioning ultrasonic test meter, the piping and fittings upstream and downstream of the Identified Leak for any flow-accelerated corrosion and, after assessing the results of such inspections, extracting all additional piping and fittings that should be removed (e.g., due to wall thickness being below minimum wall thickness), (iii) replacing all extracted piping and fittings with new and unused piping and fittings having the same metallurgical properties and other piping and fitting specifications as the extracted piping and fittings and reinserting and welding such piping and fittings at the locations where the extracted piping and fittings were removed, and (iv) performing x-rays of the butt welds and mag particle examination of the socket weld(s) on both the main header and drain line piping and fittings, in each case used to repair the Identified Leak  (“Identified Leak Repair Work”).

(b)                                 Seller shall use commercially reasonable efforts to cause Fucich to perform the Identified Leak Repair Work, including the welding work, in a good and workmanlike manner and in accordance with Good Industry Practices, including in accordance with the 2016 edition of ASME B31.1, applicable codes and standards, and the terms of this Section 6.29.  Without limiting the foregoing, Seller shall use commercially reasonable efforts to cause Fucich to conduct inspections of the welds made in connection with the Identified Leak Repair Work (the “Weld Inspections”) in accordance with the post-weld heat treatment procedure attached as Schedule 6.29.  Seller shall notify Purchaser reasonably in advance of the commencement of the Identified Leak Repair Work and provide Purchaser a reasonable opportunity to witness the Identified Leak Repair Work in accordance with Section 6.14.

(c)                                  Seller shall use commercially reasonable efforts to cause Fucich to prepare and complete a written report that documents, and assesses the results of, the Identified Leak Repair Work (the “Identified Leak Repair Report”), including the Weld Inspections, in a logical, organized, and professional manner.  The Identified Leak Repair Report shall include, among other things, the R-1 report, the non-destructive examination report, the post-weld heat treatment report, the welding procedure specification traveler, the ultrasonic thickness meter calibration report, and the chart of tested locations with cut lines and wall thicknesses, and shall be prepared in accordance with Good Industry Practices.  Seller shall use commercially reasonable efforts to cause Fucich to deliver a draft of the Identified Leak Repair Report contemporaneously to Seller and Purchaser for review and comment no later than five (5) Business Days prior to the last day of the 2018 Fall Outage.  Purchaser shall have two (2) Business Days from the date of Purchaser’s receipt of the draft Identified Leak Repair Report to provide comments on such report to Seller.  Seller shall consider and use commercially reasonable efforts to address in good faith, and meet with Purchaser upon request to discuss, any such comments provided by Purchaser.  Seller shall cause Fucich to deliver contemporaneously to Seller and Purchaser the final version of the Identified Leak Repair Report upon completion but no later than the day prior to the last day of the 2018 Fall Outage.

(d)                                 The Identified Leak Repair Work will be deemed completed in full, and the Identified Leak will be deemed repaired in accordance with the terms of this Section 6.29, in the event that (i) Fucich certifies in the Identified Leak Repair Report that Fucich performed the Identified Leak Repair Work in accordance with Good Industry Practices, including in accordance with the 2016 edition of ASME B31.1, applicable codes and standards, and the terms of this Section 6.29, and (ii) the results of all non-destructive examinations, as set forth in the Identified Leak Repair Report, meet or exceed Good Industry Practices for equipment of a similar age and total run hours as the Project.

(e)                                  If the Identified Leak has not been repaired in accordance with the terms of this Section 6.29, the repair shall be re-performed in accordance with this Section 6.29 until the Identified Leak has been so repaired.  Seller shall notify Purchaser when Seller determines that the Identified Leak has been repaired in accordance with the terms of this Section 6.29.

Section 6.30.                         HP Evaporator and LP Economizer Work.

(a)                                 The Parties acknowledge that for a period of several weeks that ended on November 30, 2017 Seller performed, or caused to be performed, a water wash to remediate inner diameter corrosion, deposits, and other material degradation (including pitting and erosion) in the interconnected tubes comprising the high pressure evaporator (“HP Evaporator”) and low pressure economizer (“LP Economizer”) in Unit 101 of the Project (“Seller’s HP Evaporator and LP Economizer Remediation”).

(b)                                 Seller shall perform, or cause to be performed, with respect to the Project, at its sole cost and expense, an evaluation of the effectiveness of Seller’s HP Evaporator and LP Economizer Remediation, taking into account the age and total run hours of the Project, and, subject to the results of such evaluation, the permanent remediation of the cause(s) of inner diameter corrosion, deposits, and any other material degradation (including pitting and erosion) in the interconnected tubes comprising the HP Evaporator and LP Economizer in Unit 101 of the Project (collectively, the “HP Evaporator and LP Economizer Work”) in a good and workmanlike manner and in accordance with Good Industry Practices, including in accordance with the 2016 edition of ASME B31.1, applicable codes and standards, and the terms of this Section 6.30.  Purchaser acknowledges and agrees that the HP Evaporator and LP Economizer Work is not designed to, and, subject to the HRST Recommended Plan or the Alternative Plan, as applicable, will not necessarily restore the HP Evaporator and LP Economizer to a “new” state, but rather is designed to restore integrity to and prevent further material degradation of the HP Evaporator and LP Economizer.

(c)                                  Seller shall use commercially reasonable efforts to require HRST to perform the engineering work necessary for Fucich to take a total of four tube samples from Unit 101 of the Project, one from the right side and one from the left side of the HP Evaporator and one from the right side and one from the left side of the LP Economizer, for the purpose of evaluating the existence, extent and severity of any inner diameter corrosion, deposits, and any degradation of the interconnected tubes comprising the HP Evaporator and the LP Economizer.  Seller shall use commercially reasonable efforts to require HRST to (i) determine, at least thirty (30) days prior to the start of the 2018 Fall Outage, the proposed cut lines for such tube samples, utilizing, among other things, and to the extent appropriate, its report, dated May 10, 2017, for HRST Project H170111, (ii) promptly notify Seller and Purchaser of such determination, and (iii) obtain Seller’s and Purchaser’s consent to the cut lines for such tube samples, which consent shall not be unreasonably withheld, delayed, or conditioned.

(d)                                 Seller shall provide to Fucich the agreed cut lines for the tube samples from the HP Evaporator and the LP Economizer in Unit 101 promptly after the determination thereof and such engineering drawings, specifications, and materials and information associated with such tube sample work as has been reasonably requested from Seller by Fucich.  Seller shall use commercially reasonable efforts to require Fucich to (i) promptly develop the proposed plan for physically extracting such tube samples, replacing the extracted tubes at the point of extraction, and completing the mechanical work for the HP Evaporator and LP Economizer Work based on such agreed cut lines and associated engineering drawings, specifications, materials, and information, (ii) promptly notify Seller and Purchaser of such plan, and (iii) obtain Seller’s and Purchaser’s prior consent to such plan, which consent shall not be unreasonably withheld, delayed, or conditioned.  Any modification to such agreed plan then in effect, including during the 2018 Fall Outage, shall require the prior consent of Seller and Purchaser, which consent shall not be unreasonably withheld, delayed, or conditioned.

(e)                                  Seller shall use commercially reasonable efforts to require that, during the 2018 Fall Outage, Fucich (i) extract the tube samples for the HP Evaporator and LP Economizer Work, (ii) replace the extracted tubing with new and unused tubing having the same metallurgical properties and other tubing specifications as the extracted tubing and reinserting and welding such tubing at the locations where such extracted tubing was removed, (iii) perform a visual inspection of the weld root pass and dye penetrant testing of the butt welds on the replacement tubing, and (iv) otherwise complete the mechanical work for the HP Evaporator and LP Economizer Work in accordance with the plan agreed upon pursuant to Section 6.30(d).  Without limiting the other terms of this Section 6.30, Seller shall use commercially reasonable efforts to require Fucich to perform the extraction in a manner that prevents (to the extent reasonably possible) or, in the alternative (to the extent prevention is not reasonably possible), minimizes (A) the disturbance of any existing corrosion, deposits, and other degradation, and the alteration of corrosion, deposit, or degradation factors, in the tube samples and (B) the entry of foreign material into the HP Evaporator and the LP Economizer for Unit 101, as applicable.  Seller shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to require Fucich to, adhere to Seller’s foreign material exclusion (FME) procedure attached hereto as Schedule 6.30(e) in performing the HP Evaporator and LP Economizer Work.  Seller shall (1) label each extracted tube sample with a stencil indicating the “hot” side of the tube (side facing the gas flow), the direction of the internal flow (by drawing an arrow along the tube axis), and the assigned sample number, (2) package each extracted tube sample by inserting a loose cloth rag or paper into each end of the tube sample, wrapping the tube sample in plastic wrap, and packing the tube sample securely such that it will not shift during shipping, and (3)

within forty-eight (48) hours after the extraction of the tube samples, ship the extracted tube samples for next-day delivery by a third-party courier to Structural Integrity.

(f)                                   Seller shall use commercially reasonable efforts to cause Structural Integrity to perform the metallurgical analysis of the tube samples from the HP Evaporator and LP Economizer in Unit 101 and prepare and complete and provide to HRST a written report on such analysis (the “Structural Integrity Report”) within three (3) weeks after Structural Integrity’s receipt of such tube samples.  The analysis conducted by Structural Integrity shall include an assessment and determination, in Structural Integrity’s professional judgment, of the constituents of any deposits in each such tube sample, the cause(s) or potential cause(s) of any corrosion, deposits, and/or degradation in each such tube sample, and the depth of any pits in each such tube sample.  The Structural Integrity Report shall include such determinations and any other material findings or opinions of Structural Integrity concerning its evaluation of such tube samples.

(g)                                  Seller shall use commercially reasonable efforts to cause HRST to review and evaluate the Structural Integrity Report and to prepare and complete a written report (the “HRST Recommendations Report”) setting forth, among other things, (i) HRST’s professional opinion regarding the effectiveness of Seller’s HP Evaporator and LP Economizer Remediation and (ii) if HRST determines that Seller’s HP Evaporator and LP Economizer Remediation was not effective, (A) HRST’s professional opinion regarding the cause(s) or potential cause(s) of any corrosion, deposits, and/or degradation in the tube samples, whether the wall thickness of the remaining tubes for the HP Evaporator or LP Economizer will be, or the probability that such wall thickness will be, less than the minimum wall thickness for such tubes per ASME B31.1, and whether the corrosion, deposits, and/or degradation identified in the tube samples is typical and acceptable for tubes of similar composition, age, and use, (B) HRST’s recommended plan, if any, for the permanent remediation and/or monitoring of the cause(s) of such corrosion, deposition, and degradation, based on HRST’s professional opinion as to the plan most likely to result in such permanent remediation, while taking cost into account (the “HRST Recommended Plan”), and (C) HRST’s recommended plan to test the effectiveness of the HRST Recommended Plan after its implementation and completion, including by determining whether (x) the wall thickness of the interconnecting tubes comprising the HP Evaporator and the LP Economizer is less than the HP Evaporator Minimum Wall Thickness and the LP Economizer Minimum Wall Thickness, as applicable, for such tubes and (y) any active corrosive agents are present in such tubes.  The HRST Recommendations Report shall be required to include a copy of the Structural Integrity Report.  In addition, the HRST Recommendations Report shall be required to be prepared in a logical, organized, and professional manner and in accordance with Good Industry Practices and be in form and substance reasonably satisfactory to Seller and Purchaser.  Seller shall cause HRST to deliver a draft of the HRST Recommendations Report contemporaneously to Seller and Purchaser for review and comment no later than two (2) weeks after HRST’s receipt of the Structural Integrity Report.  Seller and Purchaser shall have ten (10) Business Days from the date of their receipt of the draft HRST Recommendations Report to provide their respective comments on such report to HRST.  HRST shall be required to consider and address in good faith, and may meet with Seller and Purchaser upon request to discuss, any such comments provided by Seller and/or Purchaser.  HRST shall be required to finalize and deliver contemporaneously to Seller and Purchaser the HRST Recommendations Report within fifteen (15) Business Days of the initial issuance of such report.  The HRST

Recommendations Report may be changed from time to time, with the approval of Seller and Purchaser, such approval not to be unreasonably withheld, delayed, or conditioned, to reflect modifications necessitated by developments during or following implementation of the HRST Recommended Plan.  Neither Seller nor Purchaser shall participate in any material communication with HRST or any of its Representatives related to the HRST Recommendations Report (including any draft thereof, proposed revision thereto, or extension for completion thereof) without providing the other Party a reasonable opportunity to participate in such material communication.

(h)                                 If the HRST Recommendations Report includes an HRST Recommended Plan, the HRST Recommended Plan will be deemed adopted by Seller and Purchaser on the Objection Deadline unless both Seller and Purchaser object to such plan by providing written notice to the other Party in accordance with Section 11.8 and agree to an alternative plan for the permanent remediation and/or monitoring of the cause(s) of inner diameter corrosion, deposits, and any other material degradation (including pitting and erosion) in the interconnected tubes comprising the HP Evaporator and LP Economizer in Unit 101 of the Project (the “Alternative Plan”).

(i)                                     Seller shall use commercially reasonable efforts to cause the implementation of the HRST Recommended Plan or the Alternative Plan, as applicable, for completing the HP Evaporator and LP Economizer Work in accordance with such plan; provided, however, that any contractor performing any work pursuant to such plan shall be approved by both Seller and Purchaser.  If tube samples are required to be extracted and analyzed in connection with the HRST Recommended Plan or the Alternative Plan, as applicable, including to test the effectiveness of the HRST Recommended Plan or Alternative Plan, as applicable, (i) the work performed with respect to such tube samples shall be consistent with the process set forth in Sections 6.30(c) - 6.30(f) and (ii) Seller shall use commercially reasonable efforts to cause such tube samples to be extracted during a scheduled outage of the Project.  If the Recommended Plan or the Alternative Plan, as applicable, is not effective in permanently remediating the cause(s) of inner diameter corrosion, deposits, and any other material degradation (including pitting and erosion) in the interconnected tubes comprising the HP Evaporator and LP Economizer in Unit 101, the HP Evaporator and LP Economizer Work shall be re-performed consistent with the process set forth in this Section 6.30 (including by HRST’s issuance of a new HRST Recommendations Report and adoption and implementation of a new HRST Recommended Plan or Alternative Plan, as applicable) until such cause(s) have been so remediated.  Seller shall notify Purchaser reasonably in advance of the commencement of the work required to complete the HP Evaporator and LP Economizer Work according to the HRST Recommended Plan or the Alternative Plan, as applicable, and provide Purchaser a reasonable opportunity to witness such work.

(j)                                    Seller shall notify Purchaser when Seller determines that the HP Evaporator and LP Economizer Work has been completed, including pursuant to and in accordance with any HRST Recommended Plan or the Alternative Plan, as applicable.  The HP Evaporator and LP Economizer Work shall be considered completed if (i) pursuant to the HRST Recommended Plan or the Alternative Plan, as applicable, HRST or another independent, third-party contractor mutually agreed upon by the Parties tests the effectiveness of such plan after it has been implemented and completed and concludes in its professional opinion in a written report issued to Seller and Purchaser that such plan has been effective in permanently remediating the cause(s) of inner diameter corrosion, deposits, and any other material degradation (including pitting and erosion) in the interconnected tubes comprising the HP Evaporator and LP Economizer in Unit 101 or (ii) if the HRST Recommended Plan or the Alternative Plan, as applicable, does not provide for HRST or such other or another independent, third-party contractor testing the effectiveness of such plan, the test of the effectiveness of the HP Evaporator and LP Economizer Work pursuant to such plan demonstrates that (A) the wall thickness of the interconnecting tubes comprising the HP Evaporator and the LP Economizer equals or exceeds the HP Evaporator Minimum Wall Thickness and the LP Economizer Minimum Wall Thickness, as applicable, for such tubes and (B) no active corrosive agents are present in such tubes; provided, however, that, in either case, if the HRST Recommended Plan or the Alternative Plan, as applicable, requires any ongoing action in connection with the HP Evaporator and LP Economizer Work (e.g., monitoring or continuous chemical treatment of the tubes), notwithstanding the foregoing, the HP Evaporator and LP Economizer Work shall only be considered completed so long as Seller performs such required ongoing actions in a good and workmanlike manner and in accordance with such plan through the earlier of (1) the Closing or (2) the time period specified in such plan.

Section 6.31.                         Evidence of Reliability Standards Compliance.

(a)                                 On the last Business Day of each month between the Effective Date and the Closing Date, Seller shall deliver to Purchaser a written report with respect to the Project describing the compliance of NRG Wholesale Generation LP, NCR11204, with all reliability standards applicable to the Project under 18 C.F.R. Part 39 and the progress of NRG Wholesale Generation LP, NCR11204, in achieving compliance with all reliability standards that will become mandatory and enforceable and apply to the Project under 18 C.F.R. Part 39 within six (6) months after the Closing Date.  The written report required by this Section 6.31(a) shall also describe any noncompliance with reliability standards applicable to the Project under 18 C.F.R. Part 39 identified since the prior report (or, for the initial report, all prior noncompliance) and the manner in which such noncompliance has been identified, reported, and resolved under the NERC Uniform Compliance Monitoring and Enforcement Program, including any mitigation efforts and any penalties or other Liabilities incurred for such noncompliance.

(b)                                 From the Effective Date through the Closing, Seller shall provide complete and accurate responses to (i) all reasonable written requests from Purchaser regarding the Project related to reliability standards compliance by NRG Wholesale Generation LP, NCR11204, including those concerning the implementation of compliance process and policy changes, and (ii) any reasonable written comments from Purchaser on the reports submitted by Seller pursuant to Section 6.31(a).

(c)                                  Within fourteen (14) days after the Closing Date, Seller shall deliver to Purchaser, with respect to the Project, documentation demonstrating that NRG Wholesale Generation LP, NCR11204, is in compliance with (i) all reliability standards applicable to the Project under 18 C.F.R. Part 39 and (ii) all FERC-approved reliability standards that will become mandatory and enforceable and apply to the Project under 18 C.F.R. Part 39 within six (6) months after the Closing Date.  The documentation provided under this subsection shall include (A) all procedures and policies used to comply with those reliability standards and (B) evidence demonstrating compliance with the reliability standards referenced in this subsection during the preceding six (6) years or during the time since the last compliance audit under the NERC Uniform Compliance Monitoring and Enforcement Program of the registered “Generator Owner” and “Generator Operator” for the Project as defined in the NERC Statement of Compliance Registry Criteria, whichever is shorter, except that for reliability standards that will become mandatory and effective at a future date, Seller need only provide evidence demonstrating compliance as of the Closing Date.  All documentation provided by Seller under this subsection shall be provided in the format required by and sufficient to complete the applicable reliability standard audit worksheet for each reliability standard.

(d)                                 From and after the Closing Date through and including the one (1) year anniversary of the Closing Date, Seller shall, at Seller’s sole cost and expense, provide Purchaser any and all information and documentation in Seller’s possession requested by Purchaser for the purpose of demonstrating compliance with reliability standards at the Project.  Such information and documentation shall be delivered to Purchaser within thirty (30) days after Seller’s receipt of the written request.

Section 6.32.                         Exit Structure. Purchaser and Seller acknowledge and agree that Seller and Seller Parent Guarantor may undertake certain actions in connection with determining and establishing the Exit Structure prior to the Closing.  Seller shall keep Purchaser reasonably informed regarding any actions taken in connection with determining and establishing the Exit Structure that could reasonably be expected to adversely impact Purchaser, Seller, the Project, and/or the Purchased Assets.  Purchaser acknowledges and agrees that, in connection with determining and establishing the Exit Structure prior to the Closing Date, (a) all or a portion of the equity interests in Seller may be transferred to another Person and (b) such transfer of the equity interests of Seller will not be a breach of this Agreement, taken into account when determining any Purchaser Claim with respect to any breach of a representation, warranty or covenant under this Agreement or, in and of itself, deemed a Material Adverse Effect on Seller, in each case so long as GenOn Energy, Inc. and any Person or Persons that become the owner of all or substantially all of the direct and indirect assets owned by GenOn Energy, Inc. as of the Effective Date remain, or assume in writing the obligations of, the Seller Parent Guarantor under this Agreement.  Purchaser shall cooperate with Seller to deliver documents reasonably required by Seller in carrying out the purposes of this Agreement in light of the determined Exit Structure so long as the delivery of such documents does not have an adverse impact on the Purchaser Group or any of the Purchaser Group’s rights under this Agreement.

ARTICLE VII.

PURCHASER’S CONDITIONS TO CLOSING

The obligation of Purchaser to consummate the Transactions shall be subject to satisfaction at or prior to the Closing of each of the following conditions, except to the extent Purchaser waives such satisfaction in writing:

Section 7.1.                                Agreement Compliance.  Seller and its Affiliates shall have performed or complied in all material respects with all covenants, obligations, and agreements of Seller or its

Affiliates contained in this Agreement and the Ancillary Agreements to which Seller or any of its Affiliates is a party that are required to be performed or complied with at or prior to the Closing.

Section 7.2.                                HSR Act.  The applicable waiting period (and any and all applicable extensions thereof) for the Transactions under the HSR Act shall have expired or terminated.

Section 7.3.                                No Restraint.  There shall be no (a) preliminary or permanent Order in effect on the Closing Date that (i) declares this Agreement or any Ancillary Agreement invalid or unenforceable in any respect or (ii) restrains, enjoins, or otherwise prohibits the consummation of the Transactions, including the transactions contemplated by the Ancillary Agreements, or (b) Action taken, or Law enacted, promulgated, or deemed applicable to the Transactions, by a Governmental Authority that, directly or indirectly, prohibits the consummation of the Transactions, including the transactions contemplated by the Ancillary Agreements, as herein or therein provided.

Section 7.4.                                Regulatory Approvals and Consents.

(a)                                 All of Purchaser’s Regulatory Approvals shall (i) have been obtained and shall not have been granted subject to or containing any term or condition that is unsatisfactory to Purchaser in its sole and absolute discretion, (ii) be in full force and effect, and (iii) be final and not subject to appeal or otherwise subject to challenge or modification.

(b)                                 All of Purchaser’s Required Consents shall have been obtained on terms satisfactory to Purchaser in its sole and absolute discretion.

Section 7.5.                                Representations and Warranties.  The representations and warranties of Seller set forth in this Agreement that are qualified with respect to materiality (whether by reference to Material Adverse Effect or otherwise) shall be true and correct in all respects, and the representations and warranties of Seller set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case on and as of the Effective Date and the Closing Date, except to the extent that such representations and warranties by their terms speak as of a date earlier than the Closing Date, in which event they shall be true and correct as of such date.

Section 7.6.                                Officer’s Certificate.  Purchaser shall have received a certificate from Seller, executed on its behalf by a duly authorized officer, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.1 and Section 7.5 have been satisfied.

Section 7.7.                                Receipt of Other Documents.  Purchaser shall have received the following:

(a)                                 a certificate of good standing with respect to Seller, as of a date within ten (10) Business Days of the Closing, issued by the Secretary of State of the State of Delaware;

(b)                                 copies of the limited liability company agreement and the certificate of formation of Seller certified by the Secretary of State of the State of Delaware, together with a certificate of the Secretary or an Assistant Secretary (or similarly situated individual) of Seller that none of such documents have been amended;

(c)                                  copies, certified by the Secretary or an Assistant Secretary (or similarly situated individual) of Seller, of resolutions of Seller’s board of directors or similar governing body authorizing the execution and delivery by Seller of this Agreement and each of the Ancillary Agreements to which it is a party and authorizing the performance of its obligations hereunder and thereunder, as applicable, and authorizing or ratifying the execution and delivery of, and performance of its obligations under, all of the other agreements and instruments, in each case, to be executed and delivered by Seller in connection herewith;

(d)                                 a certificate of the Secretary or an Assistant Secretary (or similarly situated individual) of Seller identifying the name and title and bearing the signatures of the officers of Seller authorized to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and the other agreements and instruments contemplated hereby;

(e)                                  the Closing Inventory Report;

(f)                                   all of the items referenced in Section 3.2;

(g)                                  evidence, to Purchaser’s reasonable satisfaction, that all Encumbrances described in Part II of Schedule 1.1C have been released or removed;

(h)                                 receipt of the Seller’s Required Consents; and

(i)                                     if Purchaser has elected to have an Environmental Assessment prepared, an Environmental Assessment with respect to the Project and the Project Real Property.

Section 7.8.                                Title Insurance.  Title to the Insurable Real Property shall have been evidenced by the willingness of the Title Company (the “Title Insurer”) to issue an Owner’s Policy of Title Insurance (a) on the most current ALTA form owner’s policy of title insurance adopted by the state of Mississippi, (b) insuring Purchaser’s ownership of and title to the Insurable Real Property, improvements, and insurable Appurtenances, subject only to the Permitted Encumbrances, (c) in the name of Purchaser, (d) in the Title Policy Amount, (e) including the endorsements set forth in Schedule 6.2 and such other endorsements as Purchaser may reasonably require (the “Title Policy”).  The willingness of the Title Insurer to issue the Title Policy shall be evidenced either by the issuance of the Title Policy at the Closing or by the Title Insurer’s delivery of binding written commitments or binders, dated as of the Closing Date (but insuring title as of the date title conveyance documents are recorded), to issue such Title Policy within a reasonable time after the Closing Date, subject to the actual transfer of the real property in question to Purchaser.  Seller shall have executed and delivered to the Title Insurer the documents set forth in Section 3.2(e).

Section 7.9.                                Interconnection and Transmission Service.  (a) Seller shall have entered into the Required Deliverability Service Agreements and be the market participant for the Project in MISO; (b) the Required Deliverability Service Agreements shall be in full force and effect, without any conditions to their effectiveness, and there is no default, event, or condition that, with notice or lapse of time or both, would constitute a breach or default by Seller under any of the Required Deliverability Service Agreements; (c) Seller shall have obtained and received from MISO for the Project pursuant to the Required Deliverability Service Agreements, and MISO has recognized Seller and the Project as then having and being fully authorized to use the Required

Deliverability Services; (d) the Existing TVA GIA shall be in full force and effect and there is no default, event, or condition that, with notice or lapse of time or both, would constitute a breach or default by Seller under the Existing TVA GIA; (e) the Required Deliverability Service Agreements (other than the Construction and Payment Agreement) and the Existing TVA GIA are Purchased Project Contracts; and (f) the Pending NITS Request and any other customer transmission service request submitted to MISO for the Project (excluding, for the avoidance of doubt, requests for Required Deliverability Services) shall have been permanently recalled or withdrawn or, if any NITS or other transmission service for the Project has been granted or obtained prior to such recall or withdrawal, such NITS or other transmission service for the Project shall have been terminated and shall be of no further force and effect, excluding, in all instances, any Required Deliverability Service.

Section 7.10.        Material Adverse Effect.  Since the Effective Date, no Material Adverse Effect with respect to Seller shall have occurred that has not been cured.

Section 7.11.        No Condemnation.  None of the Purchased Assets, including the Project Real Property, in whole or in part, shall have become subject to or threatened with any condemnation or eminent domain proceeding.

Section 7.12.        LTSA.  The LTSA shall have been assigned to Purchaser effective as of the Closing at no cost or expense to Purchaser.

Section 7.13.        MISO Agreement.  The MISO Agreement shall be in full force and effect and there is no default, event, or condition that, with notice or lapse of time or both, would constitute a breach or default of Seller under the MISO Agreement.

Section 7.14.        Project Performance Test Report.  Seller shall have delivered to Purchaser the Project Performance Test Report setting forth the Final Project Performance Test Results, together with a written certification from the Project Performance Test Contractor certifying that the Final Project Performance Test Results described in such Project Performance Test Report accurately and completely present the results of the tests described therein.

Section 7.15.        Final Project Performance Test Results.  The Final Project Performance Test shall have been successfully performed, in accordance with the requirements of this Agreement, including Schedule 6.7, with the Final Project Performance Test Results showing that the Minimum Performance Guarantees have been achieved and the Guaranteed Emissions Limits and the Guaranteed Vibration Limits have not been exceeded.

Section 7.16.        Credit Support.  If Seller has timely elected to support its post-Closing obligations under this Agreement with a Letter of Credit pursuant to Section 6.26(a), Seller shall have delivered to Purchaser a Letter of Credit with a face amount equal to Forty-Seven Million One Hundred Thousand Dollars ($47,100,000), payable to Purchaser.

Section 7.17.        Financing Removal/Lender Payoffs.  Seller shall have delivered to Purchaser fully executed copies of (a) customary pay-off letters from the beneficiary of each Financing Encumbrance confirming the pay-off of all outstanding Indebtedness related to such Financing Encumbrance, which shall (i) contain a full release of each such Financing Encumbrance and provide for the termination of any related collateral documents, (ii) permit

Purchaser to file UCC-3 termination statements or other filings as are necessary to release each such Financing Encumbrance, and (iii) provide for the prompt return of any possessory collateral, (b) fully executed lien releases, UCC-3 termination statements and other filings as are necessary to release each Financing Encumbrance, in each case in form and substance reasonably satisfactory to Purchaser.

Section 7.18.        Fuel and Transportation Agreements.

(a)           Each of the Capacity Arrangements shall have been permanently released to Purchaser effective on the Closing Date, including, for the avoidance of doubt, the Existing FT Capacity with a delivery point of TETCO meter no. 79108, in accordance with TETCO’s FERC Gas Tariff and Laws, including the Capacity Release Rules and the terms and conditions of the FERC Waiver.

(b)           (i) Seller shall have terminated that certain Operational Balancing Agreement (No. 630212), dated November 9, 2011, between Seller and TETCO and (ii) Purchaser shall have entered into an Operational Balancing Agreement with TETCO in the form included in TETCO’s FERC Gas Tariff effective as of the Closing.

Section 7.19.        Final Order of Bankruptcy Court.  The Bankruptcy Court shall have entered a Final Order (the “Final Sale Order”) in form and substance acceptable in good faith to each of Seller and Purchaser that, among other things, (a) approves modification of the Plan under Section 1127 of the Bankruptcy Code to authorize Seller to file, execute, and consummate the Agreement, (b) confirms that the Agreement constitutes a Third-Party Sale Transaction for purposes of, and is entitled to the benefits and protections of, the Plan and Confirmation Order, and (c) authorizes the assumption and assignment to Purchaser of the Purchased Project Contracts (other than the Third-Party Held IP Rights Project Contracts) pursuant to section 365 of the Bankruptcy Code.

Section 7.20.        Creditor Consent.  Since the date of this Agreement, the Creditor Consent shall not have been amended, modified, terminated, rescinded, limited, suspended, or withdrawn in any respect without Purchaser’s prior written consent.

Section 7.21.        Cure Claims.  Seller shall have (a) cured, at its sole cost and expense, all defaults under any Purchased Assets constituting executory contracts or unexpired leases pursuant to section 365 of the Bankruptcy Code other than any defaults that are not required to be cured under section 365(b)(2) of the Bankruptcy Code, (b) paid all Cure Claims with respect to any such Purchased Assets, and (c) provided Purchaser evidence reasonably satisfactory to Purchaser that such Cure Claims have been paid.

Section 7.22.        Required Project Recognition.  The Required Project Recognition shall have occurred, the Electrical Interconnection Point shall be, according to the MISO GIA and Laws, contracted to be (and is) a point on the Purchaser’s (as transmission owner) Transmission System, all final and binding agreements and other arrangements necessary to give effect to the foregoing shall have been entered into, shall be in full force and effect, and there shall not be any default, event, or condition that, with notice or lapse of time or both, would constitute a breach or default by Seller thereunder, and such agreements (if any) shall be Purchased Project Contracts.

Section 7.23.        Identified Leak Repair.  The Identified Leak Repair Work shall have been completed in accordance with Section 6.29.

Section 7.24.        HP Evaporator and LP Economizer Work.  The HP Evaporator and LP Economizer Work shall have been completed in accordance with Section 6.30, including pursuant to any applicable HRST Recommended Plan or Alternative Plan.

ARTICLE VIII.

SELLER’S CONDITIONS TO CLOSING

The obligation of Seller to consummate the Transactions shall be subject to satisfaction at or prior to the Closing of the following conditions, except to the extent Seller waives such satisfaction in writing:

Section 8.1.           Agreement Compliance.  Purchaser shall have performed or complied in all material respects with all covenants, obligations, and agreements of Purchaser contained in this Agreement and the Ancillary Agreements to which Purchaser is a party that are required to be performed or complied with at or prior to the Closing.

Section 8.2.           HSR Act.  The applicable waiting periods, and any and all applicable extensions thereof, for the Transactions under the HSR Act shall have expired or terminated.

Section 8.3.           No Restraint.  There shall be no (a) preliminary or permanent Order in effect on the Closing Date that declares this Agreement or any Ancillary Agreement invalid or unenforceable in any respect or that restrains, enjoins, or otherwise prohibits the consummation of the Transactions, including the transactions contemplated by the Ancillary Agreements, or (b) Action taken, or Law enacted, promulgated, or deemed applicable to the Transactions, by a Governmental Authority that, directly or indirectly, prohibits the consummation of the Transactions, including the transactions contemplated by the Ancillary Agreements, as herein or therein provided.

Section 8.4.           Regulatory Approvals and Consents.

(a)           All of Seller’s Regulatory Approvals shall have been obtained on terms reasonably acceptable to Seller and shall be in full force and effect and shall be final and not subject to appeal or otherwise subject to challenge or modification.

(b)           All of Seller’s Required Consents shall have been obtained on terms reasonably acceptable to Seller.

Section 8.5.           Representations and Warranties.  The representations and warranties of Purchaser set forth in this Agreement that are qualified with respect to materiality (whether by reference to Material Adverse Effect or otherwise) shall be true and correct in all respects, and the representations and warranties of Purchaser set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case on and as of the Effective Date and the Closing Date, except to the extent that such representations and warranties by their terms speak as of a date earlier than the Closing Date, in which event they shall be true and correct as of such date.

Section 8.6.           Officer’s Certificate.  Seller shall have received a certificate from Purchaser, executed on its behalf by an authorized officer, dated as of the Closing Date, to the effect that the conditions set forth in Section 8.1 and Section 8.5 have been satisfied.

Section 8.7.           Receipt of Other Documents.  Seller shall have received the following:

(a)           a certificate of good standing with respect to Purchaser, as of a date within ten (10) Business Days of the Closing, issued by the Secretary of State of the State of Mississippi;

(b)           certified copies of the certificate of incorporation and the bylaws of Purchaser certified by the Secretary of State of the State of Mississippi, together with a certificate of the Secretary or an Assistant Secretary of Purchaser that none of such documents have been amended;

(c)           copies, certified by the Secretary or an Assistant Secretary of Purchaser, of resolutions of the board of directors or similar governing body of Purchaser authorizing the execution and delivery by Purchaser of this Agreement, and each of the Ancillary Agreements to which it is a party and the performance of its obligations hereunder and thereunder, and authorizing the execution and delivery of, and performance of its obligations under, all of the other agreements and instruments, in each case, to be executed and delivered by Purchaser in connection herewith;

(d)           a certificate of the Secretary or an Assistant Secretary of Purchaser, identifying the name and title and bearing the signatures of the officers of Purchaser authorized to execute and deliver this Agreement, and each Ancillary Agreement to which Purchaser is a party and the other agreements and instruments contemplated hereby;

(e)           all of the items referenced in Section 3.3; and

(f)            receipt of Purchaser’s Required Consents.

ARTICLE IX.

INDEMNIFICATION

Section 9.1.           Indemnification by Seller.

(a)           Subject to the other provisions of this Article IX, from and after the Closing, Seller shall defend, indemnify, hold harmless, and reimburse Purchaser, its Affiliates, and each of their respective Representatives, successors, and assigns (collectively, the “Purchaser Group”) from and against any and all Losses, whether or not relating to any Third Party Claim, suffered, incurred, or sustained by any of them or to which any of them become subject, that arise out of, are in connection with, or relate to the following (collectively, “Purchaser Claims”):

(i)            any breach or violation of any covenant, obligation, or agreement of Seller Parent Guarantor, Seller, or any of their respective Affiliates set forth in this Agreement or any Ancillary Agreement to which Seller Parent Guarantor, Seller, or any of their respective Affiliates is a party;

(ii)           any breach or inaccuracy of any of the representations or warranties made by Seller Parent Guarantor, Seller, or any of their respective Affiliates in this Agreement or any Ancillary Agreement, whether such representation or warranty is made as of the Effective Date, the Closing Date, or any other date specified in such representation or warranty or in any certificate or instrument delivered by Seller Parent Guarantor, Seller, or any of their respective Affiliates pursuant hereto or thereto;

(iii)          any of the Excluded Liabilities; or

(iv)          any of the Minimum Run Claims.

(b)           The Purchaser Group shall be entitled to indemnification pursuant to Section 9.1(a) with respect to any claim for indemnification pursuant to Section 9.1(a)(ii), other than in respect of claims for indemnification of the Purchaser Group arising out of, in connection with, or resulting from a breach of any of the representations and warranties made in Section 4.1 (Organization and Existence), Section 4.2 (Execution, Delivery, and Enforceability), Section 4.3(a) (No Violation), Section 4.8(c) (Tangible Personal Property and Inventory), Section 4.16 (Tax Matters), Section 4.17 (Employee Matters), Section 4.18 (Employee Benefits), and Section 4.23 (Brokers) (collectively, the “Fundamental Seller Representations,” none of which shall be limited by this clause (b)), only if (i) the Losses from any individual claim or series of related claims equal or exceed Twenty-Five Thousand Dollars ($25,000) and (ii) the aggregate Losses with respect to all such claims equal or exceed One Million Five Hundred Seventy Thousand Dollars ($1,570,000) (the “Deductible”), whereupon Seller shall be obligated to pay, subject to Section 9.1(c), all such amounts in excess of the Deductible; provided, however, that the total indemnification amount payable by Seller to Purchaser pursuant to Section 9.1 shall not exceed the amount of the Purchase Price.

(c)           For indemnification (i) pursuant to Section 9.1(a)(ii), the maximum indemnification in the aggregate to which the Purchaser Group shall be entitled shall be equal to Forty-Seven Million One Hundred Thousand Dollars ($47,100,000); provided, however, that the maximum indemnification limitation set forth in this Section 9.1(c) shall not apply with respect to indemnification of the Purchaser Group for a breach or inaccuracy of any of the Fundamental Seller Representations and (ii) pursuant to Section 9.1(a)(iv), the maximum indemnification in the aggregate to which the Purchaser Group shall be entitled shall be equal to, as applicable (A) the amount of cash in the Escrow Account at the time a Minimum Run Claim is made or (B) the Total Outstanding Amount of the Letter of Credit at the time a Minimum Run Claim is made less the sum of all claims made prior to the time a Minimum Run Claim is made.

Section 9.2.           Indemnification by Purchaser.

(a)           Subject to the other provisions of this Article IX, from and after the Closing, Purchaser shall defend, indemnify, hold harmless, and reimburse Seller, its Affiliates,

and each of their respective Representatives, successors, and assigns (collectively, the “Seller Group”) from and against any and all Losses, whether or not relating to any Third Party Claim, suffered, incurred, or sustained by any of them or to which any of them become subject, that arise out of, are in connection with, or relate to the following (collectively, “Seller Claims”):

(i)            any breach or violation of any covenant, obligation, or agreement of Purchaser set forth in this Agreement or any Ancillary Agreement to which Purchaser is a party;

(ii)           any breach or inaccuracy of any of the representations or warranties made by Purchaser in this Agreement or any Ancillary Agreement, whether such representation or warranty is made as of the Effective Date, the Closing Date, or any other date specified in such representation or warranty or in any certificate delivered by Purchaser pursuant hereto;

(iii)          any of the Assumed Liabilities; or

(iv)          any Reimbursed Minimum Run Claims.

(b)           The Seller Group shall be entitled to indemnification pursuant to Section 9.2(a) with respect to any claim for indemnification pursuant to Section 9.2(a)(ii) , other than in respect of claims for indemnification of the Seller Group arising out of, in connection with, or resulting from a breach or inaccuracy of any of the representations and warranties made in Section 5.1 (Organization and Existence), Section 5.2 (Execution, Delivery, and Enforceability), Section 5.3(a) (No Violation), and Section 5.6 (Brokers) (collectively, the “Fundamental Purchaser Representations,” none of which shall be limited by this clause (b)), only if (i) the Losses from any individual claim or series of related claims equal or exceed Twenty-Five Thousand Dollars ($25,000) and (ii) the aggregate Losses with respect to all such claims equal or exceed the Deductible, whereupon Purchaser shall be obligated to pay, subject to Section 9.2(c), all such amounts in excess of the Deductible; provided, however, that the total indemnification amount payable by Purchaser to Seller Group pursuant to Section 9.2 shall not exceed the amount of the Purchase Price.

(c)           For indemnification pursuant to Section 9.2(a)(ii), the maximum indemnification in the aggregate to which the Seller Group shall be entitled shall be equal to Forty-Seven Million One Hundred Thousand Dollars ($47,100,000); provided, however, that the maximum indemnification limitation set forth in this Section 9.2(c) shall not apply with respect to indemnification of the Seller Group for a breach or inaccuracy of the Fundamental Purchaser Representations.

Section 9.3.           Survival.  Notwithstanding any statute of limitations that would otherwise be applicable, the representations and warranties set forth in this Agreement or the Ancillary Agreements shall survive the Closing as follows:

(a)           the Fundamental Seller Representations and the Fundamental Purchaser Representations shall survive for the applicable statute of limitations plus thirty (30) days thereafter; and

(b)           all other representations and warranties shall survive until eighteen (18) months from the Closing Date.

Any representation or warranty that survives the Closing as provided in the preceding sentence and in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 9.3 if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the Party against which such indemnity may be sought prior to such time.

Section 9.4.           Effect of Materiality.  For purposes of determining a Party’s indemnity obligations under this Article IX, any express qualification or limitation set forth in the applicable representation, warranty, covenant, or agreement as to materiality or “Material Adverse Effect” (or words of similar effect) contained therein shall be disregarded.

Section 9.5.           Effect of Knowledge.  The right to indemnification, reimbursement, or other remedy based upon the representations, warranties, covenants, obligations, and agreements herein or in the Ancillary Agreements shall not be affected by any information received by, made available to, or furnished to, or any investigation or audit conducted (or that could have been conducted) by, the other Party or any of its Representatives, or any Knowledge of any Party acquired at any time, whether before, on, or after the Effective Date or the Closing Date, with respect to the Transactions or the accuracy or inaccuracy of, or compliance or non-compliance with, any such representation, warranty, covenant, obligation, or agreement.  Without limiting the foregoing, each Party shall be entitled to rely upon the representations, warranties, covenants, obligations, and agreements of the other Party set forth herein and in the Ancillary Agreements notwithstanding (a) any investigation or audit conducted (or that could have been conducted) or any information received before, on, or after the Closing Date or (b) the decision of any Party to complete the Closing.

Section 9.6.           Defense of Third Party Claims.

(a)           Subject to the terms of this Agreement and upon receipt of notice of the assertion of a claim or of the commencement of any suit, action, or proceeding that is a Third Party Claim against any member of the Purchaser Group or the Seller Group entitled to indemnification under Section 9.1 or Section 9.2, respectively, the Indemnitee shall promptly notify the Indemnitor in writing of any Loss which the Indemnitee has determined has given or could give rise to a claim under Section 9.1 or Section 9.2.  Such written notice is herein referred to as a “Notice of Claim.”  A Notice of Claim shall specify, in reasonable detail, the facts known to the Indemnitee regarding the claim.  Subject to Section 9.3, the failure to provide (or timely provide) a Notice of Claim shall not affect the Indemnitee’s rights to indemnification.

(b)           Within twenty (20) days after its receipt of a Notice of Claim (the “Notice Period”), the Indemnitor shall irrevocably notify the Indemnitee whether or not it will indemnify the Indemnitee, at Indemnitor’s sole cost and expense, against the Third Party Claim(s) set forth in the Notice of Claim.  The failure of the Indemnitor to provide such notice within the Notice Period shall be deemed a refusal to provide the requested indemnity.

(c)           If the Indemnitor irrevocably acknowledges its obligation to indemnify the Indemnitee against such Third Party Claim within the Notice Period then, except as hereinafter provided, the Indemnitor shall contest and defend, at its sole cost and expense, with counsel of its choosing that is reasonably acceptable to the Indemnitee, any such Third Party Claim; provided, however, that the Indemnitor shall not, without the prior written consent of the Indemnitee, permit a default judgment or consent to the entry of any judgment against the Indemnitee, enter into any settlement or compromise that does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to the Indemnitee of a release, in form and substance satisfactory to the Indemnitee, from all Liability in respect of such Third Party Claim, or enter into any settlement or compromise that (i) contains an admission or acknowledgement of guilt or criminal wrongdoing or a violation of any Law by any member of the indemnified Seller Group or Purchaser Group, as applicable, or (ii) requires any member of the indemnified Seller Group or Purchaser Group, as applicable, to become subject to non-monetary penalties, obligations or restrictions as a result thereof.  If the Indemnitee desires to participate in the defense or settlement of any Third Party Claim that the Indemnitor is defending under this Section 9.6, it may do so at its sole cost and expense with counsel of its choosing; provided, however, that such participation shall be at the sole cost and expense of the Indemnitor if the Indemnitee reasonably believes that separate counsel is necessary to protect its interests with respect to a Third Party Claim involving both Indemnitee and Indemnitor.  The Indemnitee may not, without the prior written consent of the Indemnitor, which shall not be unreasonably withheld, conditioned, or delayed, compromise or settle any Third Party Claim defended by the Indemnitor hereunder so long as the Indemnitor is conducting such defense in good faith.

(d)           Notwithstanding anything to the contrary in this Section 9.6, if (i) the assumption of the defense of a Third Party Claim by the Indemnitor would be inappropriate due to a conflict of interest, (ii) such Third Party Claim (or the facts or allegations related to such Third Party Claim) involves criminal allegations or seeks equitable or injunctive relief, (iii) the Indemnitor does not have the resources to satisfy such Third Party Claim, (iv) such Third Party Claim, if adversely determined, would reasonably be expected to materially adversely affect the business or reputation of the Indemnitee or its Affiliates, or (v) the Indemnitor does not defend the Indemnitee against a Third Party Claim, whether by not giving the Indemnitee the required notice within the Notice Period or otherwise, the Indemnitee, upon further notice to the Indemnitor, shall have the right to undertake and control the defense of such Third Party Claim in such manner as it deems appropriate, including the terms of any compromise or settlement of such Third Party Claim, and the Indemnitor shall be bound by the actions taken and result obtained by the Indemnitee and shall pay the reasonable fees and expenses of counsel incurred by the Indemnitee in conducting the defense of such Third Party Claim.

(e)           The Party, and such Party’s counsel and representatives, defending the Third Party Claim shall consult with the other Party, and such Party’s counsel and representatives, throughout the pendency of the Third Party Claim regarding the investigation, defense, settlement, trial, appeal, or other resolution of the Third Party Claim.  The Parties shall cooperate in the defense of the Third Party Claim.  The Party defending the Third Party Claim (the “Defending Party”) in accordance with this Section 9.6 shall have reasonable access, during normal business hours and following reasonable notice, to Employees of the other Party (the “Non-Defending Party”) who may have knowledge, material, documents, or information relevant to the defense of any Third Party Claim.  The Non-Defending Party shall make available to the Defending Party, at reasonable times and for reasonable periods, its Employees and representatives and such information, books, and records and other materials in the Non-Defending Party’s possession or control and reasonably required by the Defending Party for use in contesting any Third Party Claim (subject to obtaining an agreement to maintain the confidentiality of confidential or proprietary materials in a form reasonably acceptable to both the Defending and Non-Defending Parties).  If and to the extent reasonably requested by the Defending Party, the Non-Defending Party shall cooperate with the Defending Party and its counsel in contesting such Third Party Claim or, if appropriate, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint relating to such Third Party Claim against any other Person.  The Defending Party shall reimburse the Non-Defending Party for any reasonable, documented out-of-pocket expense incurred by the Non-Defending Party in cooperating with or acting at the request of the Defending Party.

Section 9.7.           Purchase Price Adjustment; Payment Address.  Any and all payments required to be made under this Article IX shall be deemed adjustments to the Purchase Price.  Any indemnification payment hereunder shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnitee may designate to the Indemnitor in writing.

Section 9.8.           Subrogation.  Upon the payment in full of the amounts due to the Indemnitee in respect of any Third Party Claim as provided herein, the Indemnitor shall be subrogated in place of the Indemnitee with respect to any right of action that the Indemnitee may have with respect to the specific subject matter giving rise to the claim of indemnification hereunder.

Section 9.9.           Cooperation; Mitigation.  Seller Group Indemnitees shall reasonably cooperate with Purchaser, and Purchaser Group Indemnitees shall reasonably cooperate with Seller, and each such Indemnitee shall use commercially reasonable efforts to mitigate any and all Losses subject to indemnification hereunder.

Section 9.10.        Exclusive Remedy.  Except for actual fraud or intentional misconduct and except as provided in Section 9.11, from and after the Closing, the provisions of this Article IX are the sole and exclusive remedies for any monetary damages of the Purchaser Group or the Seller Group arising from or relating to this Agreement and the Transactions (including with respect to any arising from or relating to any Environmental Law, including CERCLA).  In furtherance of the foregoing, from and after the Closing, all other rights or remedies available at law or in equity, in tort, contract, or otherwise are hereby waived, released, and discharged by each Party, except with respect to actual fraud or intentional misconduct and except as provided in Section 9.11.

Section 9.11.        Specific Performance.  Each Party acknowledges and agrees that the Transactions are unique and that the other Party will be irreparably injured should such Transactions not be consummated in a timely fashion and will not have an adequate remedy at law if Seller shall fail to sell, or Purchaser shall fail to purchase, as the case may be, the Purchased Assets when required to do so hereunder.  In such event, Purchaser, if Seller is the non-performing Party, or Seller, if Purchaser is the non-performing Party, shall have the right, in addition to any other remedy available in equity or law, to specific performance of such obligation by the non-performing Party, subject to such other Party’s performance of its obligations hereunder.  Furthermore, prior to the Closing, and with respect to all obligations arising under clauses (b) and (c) of Section 6.15 (Confidentiality; Public Announcements), Section 6.18 (Post-Closing Assurances), or Section 6.22 (MISO Specific Covenants) prior to and after the Closing, each Party shall have the right, in addition to any other remedy available in equity or law, to specific performance of such obligation by the non-performing Party, subject to such other Party’s performance of its obligations hereunder.

Section 9.12.        Waiver of Certain Damages.  In no event shall any Party or any of its Related Persons be liable to the other Party or any of its Related Persons for punitive, indirect, special, or consequential damages arising out of or in connection with this Agreement or the Ancillary Agreements; provided, however, that this limitation shall not apply to (a) any claim for indemnification pursuant to this Article IX from any punitive, indirect, special, or consequential damages owed to a third person under a Third Party Claim or (b) any action by Seller pursuant to Section 9.11 for the Purchase Price.

Section 9.13.        Escrow Amount and Letter of Credit.  Any indemnification obligations of Seller for Losses incurred under Section 9.1(a) shall be satisfied first from amounts in the Escrow Account or, if Seller has elected to post a Letter of Credit in accordance with Section 6.26 and such Letter(s) of Credit have not been replaced in accordance with Section 6.26(c)(ii), the Letter(s) of Credit posted by Seller for Purchaser’s benefit pursuant to Section 6.26, and thereafter, subject to the limitations on liability set forth in this Article IX, such indemnification obligations shall be satisfied by Seller.

Section 9.14.        No Duplication.  Notwithstanding anything herein to the contrary, no Indemnitee shall be entitled to indemnification under any provision of this Agreement for any amount to the extent such Indemnitee or its Affiliate (including the Purchaser Group or the Seller Group, as applicable) has been indemnified and paid for such amount under any other provision of this Agreement or Ancillary Agreement.

ARTICLE X.

TERMINATION

Section 10.1.        Rights to Terminate.  Subject to Section 10.2, this Agreement may be terminated (the date of such termination, the “Termination Date”):

(a)           by mutual written consent of the Parties;

(b)           by one Party, upon written notice to the other Party, on or after the Expiration Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party whose action or failure to act has been the primary cause of the failure of the Closing to occur on or prior to the Expiration Date and such action or failure to act constitutes a material breach of this Agreement or any Ancillary Agreement by such Party;

(c)           by one Party, upon written notice to the other Party, if, at any time prior to the Closing, (i) any Governmental Authority of competent jurisdiction shall have issued a permanent Order (A) declaring this Agreement or any Ancillary Agreement invalid or unenforceable in any material respect or (B) restraining, enjoining, or otherwise prohibiting or making illegal the consummation of the Transactions, including the transactions contemplated by the Ancillary Agreements, and such Order shall have become final and non-appealable (a “Termination Order”); (ii) any Seller’s Regulatory Approval or Purchaser’s Regulatory Approval is denied in a final, non-appealable Order or other final, non-appealable action issued or taken by a Governmental Authority with jurisdiction; or (iii) any Action shall have been taken, or Law enacted, promulgated, or deemed applicable to the Transactions, including the transactions contemplated by the Ancillary Agreements, by a Governmental Authority with competent jurisdiction that, directly or indirectly, prohibits the consummation of the Transactions, including the transactions contemplated by the Ancillary Agreements, as herein or therein provided; provided, however, that a Party shall not have the right to terminate this Agreement pursuant to clause (i) of this Section 10.1(c) if such Party or any of its Affiliates has sought the entry of, or has failed to use commercially reasonable efforts to oppose the entry of, such Termination Order;

(d)           by one Party, if there has been a material default or material breach of any representation, warranty, covenant, or obligation contained in this Agreement by the other Party that is not cured by the earlier of the Closing Date or thirty (30) days after receipt by such other Party of written notice from the terminating Party specifying with particularity such breach or default;

(e)           by Seller or Purchaser, as applicable, in accordance with Section 6.8;

(f)            by Seller, upon written notice to Purchaser, if Purchaser is or becomes bankrupt;

(g)           by Purchaser, upon written notice to Seller, if the Final Sale Order has not been entered by the Bankruptcy Court on or before sixty (60) days after the date Seller files the proposed Final Sale Order with the Bankruptcy Court; provided, however, that such sixty (60)-day period may be extended for an additional sixty (60) days by Seller by written notice to Purchaser if as of the expiration of such sixty (60)-day period (i) the Final Sale Order has not been entered by the Bankruptcy Court and (ii) there is an informal or formal objection to the entry of such Final Sale Order threatened or  pending before the Bankruptcy Court;

(h)           by Seller or Purchaser, upon written notice to the other, in accordance with Section 6.25(b)(ii); or

(i)            by Purchaser in accordance with Section 6.7(m).

Section 10.2.        Effect of Termination.  If this Agreement is validly terminated pursuant to Section 10.1, the written notice thereof given to the other Party shall specify the provision hereof pursuant to which such termination is made, and upon such termination this Agreement shall become null and void, and there will be no Liability of the Parties or any of their respective Related Persons hereunder; provided, however, that (i) the provisions with respect to expenses in Section 6.2, confidentiality in Section 6.15(a), the waiver of certain damages in Section 9.12, and the general provisions in Article XI shall continue to apply following any such termination, and (ii) nothing in this Section 10.2 shall relieve a Party from Liability in the event termination hereunder is due to such Party’s willful or intentional breach of any obligation, covenant, agreement, or condition in this Agreement or any Ancillary Agreement or fraud in the performance of this Agreement or any Ancillary Agreement.

ARTICLE XI.

GENERAL PROVISIONS

Section 11.1.        Entire Document; Amendments.  This Agreement and the Ancillary Agreements contain the entire agreement among the Parties with respect to the Transactions, and such agreements supersede all negotiations, representations, warranties, commitments, offers, contracts, and writings prior to the Effective Date, written or oral (including any agreement, promise, understanding, or commitment based upon or made in any term sheet, contract, or principal terms summary, bid package, or other document prepared or made available by or on behalf of Purchaser or any communication or correspondence of any kind between or among Purchaser, Seller, Seller Parent Guarantor, and their respective Representatives).  No modification or amendment of any provision of this Agreement shall be effective unless made in writing referring specifically to this Agreement and signed by an officer or representative of each Party duly authorized to enter into such modification or amendment.

Section 11.2.        Schedules.  Each Party shall (a) at least once during each ninety (90)-day period from and after the Effective Date until the date that is six (6) months prior to the reasonably anticipated Closing Date, (b) subject to clause (c), commencing on the date that is six (6) months prior to the reasonably anticipated Closing Date and at least once during each forty-five (45)-day period thereafter through the Closing Date, and (c) at least fifteen (15) Business Days, but no more than forty-five (45) days, prior to the Closing Date notify the other of any change or addition to any of its Schedules to this Agreement by the delivery to the other of any amendment or supplement thereto.  Each such notification, change, addition, amendment, or supplement (i) by Seller shall have no effect for purposes of determining whether Purchaser’s conditions to Closing set forth in Article VII have been fulfilled and (ii) by Purchaser shall have no effect for purposes of determining whether Seller’s conditions to Closing set forth in Article VIII have been fulfilled; provided, however, that any such notification, change, addition, amendment, or supplement by Seller to Schedule 2.1(d) (Tangible Personal Property), Schedule 2.1(e) (Purchased Inventory), or Part II(C) and Part II(E)(ii) of Schedule 4.12 (Intellectual Property) shall be deemed to have cured any breach or inaccuracy of such representations and warranties for purposes of determining whether such conditions to Closing have been fulfilled, other than Purchaser’s condition to Closing set forth in Section 7.10.  If the Closing occurs, all matters disclosed by Purchaser or Seller pursuant to any such notification, change, addition, amendment, or supplement made prior to the Closing shall be deemed to be included in the Schedules as of the Closing Date.

Section 11.3.        Counterparts, Signatures, and Originals.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The delivery of an executed counterpart of this Agreement, any Ancillary Agreement, and any other document contemplated by this Agreement by facsimile or .pdf shall be deemed to be valid delivery thereof.  It shall be sufficient in making proof of this Agreement to produce or account for a facsimile or .pdf copy of an executed counterparty of this Agreement.  Any original of this Agreement, any Ancillary

Agreement, or any other document issued pursuant to this Agreement or document referenced by the foregoing may be photocopied and stored on computer tapes and disks (the “Imaged Document”).  The Imaged Document, if introduced in printed format in its original form in any judicial, arbitral, mediation, regulatory, or administrative proceeding will be admissible as among the Parties to the same extent and under the same conditions as other business records originated and maintained in documentary form.  No Party shall object to the admissibility of the Imaged Document (or photocopies of the Imaged Document) on the basis that such were not originated or maintained in documentary form, under a hearsay rule, a best evidence rule, or other evidentiary rule.

Section 11.4.        Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid, binding, and enforceable under Law, but if any provision of this Agreement is held to be invalid, void (or voidable), or unenforceable under Law, such provision shall be ineffective only to the extent held to be invalid, void (or voidable), or unenforceable, without affecting the remainder of such provision or the remaining provisions of this Agreement.  The Parties agree that the courts with jurisdiction to make such determination will have the power to limit the invalid, illegal, void (or voidable), or unenforceable provision, to delete specific words or phrases, or to replace any invalid, illegal, void (or voidable), or unenforceable provision with a provision that is valid, legal, and enforceable and that comes closest to expressing the intention of the invalid, illegal, void (or voidable), or unenforceable provision, and this Agreement will be enforceable as so modified.  In the event such courts do not exercise the power granted in the prior sentence, the Parties agree to negotiate in good faith to replace such invalid, illegal, void (or voidable), or unenforceable provision with a valid, legal, and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business, and other purposes of such invalid, illegal, void (or voidable), or unenforceable provision.  To the extent permitted by Law, the Parties waive any provision of Law that renders any provision hereof prohibited or unenforceable in any respect.

Section 11.5.        Assignment.

(a)           The rights under this Agreement shall not be assignable or transferable, nor the duties delegable, by any Party without the prior written consent of the other Parties, which consent may be granted or withheld in each such other Party’s sole discretion.

(b)           Notwithstanding the foregoing, Purchaser may, without the prior written consent of Seller, (i) collaterally assign, mortgage, hypothecate, pledge, or otherwise encumber all or any portion of its rights and/or interest in and to this Agreement and any Ancillary Agreement to its and any of its Affiliates’ lenders or other Persons providing financing (including lease financing) to Purchaser or any of its Affiliates and grant to such lenders or financing parties the power to assign the same in connection with an exercise of such lenders’ or financing parties’ remedies; provided, however, that neither the grant nor the foreclosure of any such interest shall in any way release, reduce, or diminish the obligations of Purchaser to Seller hereunder; (ii) assign all or any portion of its rights and/or interest in and to this Agreement, any Ancillary Agreement, and/or the Transactions to any Entergy Operating Company; (iii) assign (after the Closing) its rights hereunder to any Person or Persons acquiring the Purchased Assets; and (iv) if Purchaser’s obligation to serve retail load is transferred to another Person pursuant to a change in Law (including implementing rules and regulations) or otherwise, assign all of its rights and obligations under this Agreement and any Ancillary Agreement to such Persons.

(c)           Any assignment effected in accordance with Section 11.5(a) or Section 11.5(b)(i) shall not relieve the assigning Party of its Liabilities under this Agreement and the Ancillary Agreements to which it is a party.  Any assignment effected in accordance with Section 11.5(b)(ii), Section 11.5(b)(iii), or Section 11.5(b)(iv) shall relieve the assigning Party of its Liabilities under this Agreement and the Ancillary Agreements to which it is a party.

(d)           Any purported assignment or delegation not effected in accordance with this Section 11.5 shall be deemed void and of no force and effect.

Section 11.6.        Governing Law; Exclusive Choice of Forum Clause.  The validity, interpretation, and effect of this Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflicts of law doctrines (other than Section 5-1401 of the New York General Obligations Law), except with respect to matters that (a) are preempted by federal law or are governed by the Law of the respective jurisdiction of incorporation or formation, as applicable, of the Parties, or (b) relate to real property and are governed by the Law of the State of Mississippi.  Any action or proceeding arising under this Agreement shall be adjudicated solely and exclusively by the United States District Court for the Southern District of Mississippi in Jackson, Hinds County, Mississippi, or if such action or proceeding does not meet the requirements for federal jurisdiction thereof by such court, the state courts with jurisdiction located in Jackson, Hinds County, Mississippi, and appellate courts from any thereof.  EACH PARTY CONSENTS AND AGREES THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT IN AND ONLY IN SUCH COURTS AND WAIVES (TO THE MAXIMUM EXTENT PERMITTED BY LAW) ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT FORUM OR ANY SIMILAR OBJECTION AND AGREES NOT TO PLEAD OR CLAIM THE SAME.

Section 11.7.        Waiver of Jury Trial.  EACH OF THE PARTIES EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

Section 11.8.        Notices.  All notices, claims, demands, requests, and other communications provided for in this Agreement shall be in writing and shall be deemed given or made (a) when delivered personally to the recipient, (b) if sent by a nationally recognized overnight courier, or mailed by registered or certified mail (return receipt requested), when received by the recipient, or (c) if sent via facsimile, the date of confirmed delivery.  Such notices, claims, demands, requests, and communications shall be sent to the Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Seller to:

GenOn Energy, Inc.
Energy Plaza
22nd Floor
1601 Bryan St.
Dallas, TX 75201
Attention:  Mr. Daniel McDevitt
Facsimile:  Daniel.McDevitt@Genon.com

with a copy to:

Kirkland & Ellis, LLP
609 Main Street
Houston, TX 77002
Attention:  Andrew Calder, P.C.

                                                              Shubi Arora, P.C.
                                                              Kim Hicks

Facsimile:  (713) 836-3601
Email:  Andrew.calder@kirkland.com

                                         Shubi.arora@kirkland.com
                                         Kim.hicks@kirkland.com

and

if to Purchaser to:

Entergy Mississippi, Inc.
c/o Entergy Services, Inc.
10055 Grogans Mill Road, Suite 300
The Woodlands, TX  77380
Attention:  Vice President, System Planning
Facsimile:  (281) 297-3929

with a copy to:

Entergy Services, Inc.
10055 Grogans Mill Road, Suite 300
The Woodlands, TX  77380
Attention:  Assistant General Counsel
Facsimile:  (281) 297-3947

Section 11.9.        No Third Party Beneficiaries.  Except as may be specifically set forth in this Agreement, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than the Parties, their respective permitted successors and assigns, and any Person benefiting from the indemnities provided herein, nor is anything in this Agreement intended to relieve or discharge the Liability of any third Persons to any Party, nor give any third Persons any right of subrogation or action against any Party.

Section 11.10.      No Joint Venture.  Nothing contained in this Agreement creates or is intended to create an association, trust, partnership or joint venture or impose a trust or partnership duty Liability on or with regard to any Party.

Section 11.11.      Waiver of Compliance.  To the extent permitted by Law, any failure to comply with any obligation, covenant, agreement, or condition set forth herein or in any Ancillary Agreement, or any breach of any representation or warranty set forth herein or in any Ancillary Agreement, may be waived by the Party entitled to the benefit of such obligation, covenant, agreement, condition, representation, or warranty only by a written instrument signed by such Party that expressly waives such failure or breach, but any such waiver shall not operate as a waiver of, or estoppel with respect to, any prior or subsequent failure to comply therewith or breach thereof.  The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, or the waiver of the fulfillment of any such condition, shall not affect the right to indemnification or other remedy based on such representation, warranty, covenant, or obligation.  The failure of a Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  A waiver by a Party of the performance of any covenant, condition, representation, or warranty of the other Party shall not invalidate this Agreement, nor shall such waiver be construed as a waiver of any other covenant, condition, representation, or warranty.  A waiver by a Party of the time for performing any act shall not constitute a waiver of the time for performing any other act or the time for performing an identical act required to be performed at a later time.

Section 11.12.      Attorneys’ Fees.  In any litigation or other proceeding between Purchaser, on the one hand, and Seller, Seller Parent Guarantor, or any Affiliate thereof that is a party to an Ancillary Agreement, on the other hand, relating to this Agreement or the Transactions, the prevailing party shall be entitled to recover from the other its reasonable out-of-pocket costs incurred in connection with such litigation or proceeding, including reasonable attorneys’ fees and other legal expenses.

Section 11.13.      Mutual Drafting.  Each provision hereof has been subject to the mutual consultation, negotiation, and agreement of the Parties and there is to be no construction against any Party based on any presumption of that Party’s involvement in the drafting thereof.

Section 11.14.      Nature of Seller Parent Guarantor’s Obligations.  In all instances where an obligation is imposed upon Seller under this Agreement but no similar obligation is expressly imposed upon Seller Parent Guarantor, Seller Parent Guarantor shall nevertheless be responsible for any Losses arising from or related to Seller’s breach of such obligation; provided, however, that this obligation shall survive only until thirty-six (36) consecutive months have lapsed since the Closing Date.  This Section 11.14 shall in no way limit Seller’s obligations under this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first set forth above.

NRG WHOLESALE GENERATION LP,
a Delaware limited partnership

By: NRG Wholesale Generation GP LLC, its general partner

By:	/s/ Mark A. McFarland
	Name:	Mark A. McFarland
	Title:	President

GENON ENERGY, INC.,
a Delaware corporation, solely with respect to Section 6.12 (No Solicitation), Section 6.15(c) (Confidentiality; Public Announcements) and Article XI (General Provisions)

By:	/s/ Mark A. McFarland
	Name:	Mark A. McFarland
	Title:	President and Chief Executive Officer

ENTERGY MISSISSIPPI, INC.,
a Mississippi corporation

By:	/s/ Haley Fisackerly
	Name:	Haley Fisackerly
	Title:	President & CEO

EXHIBIT A*

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT B*

FORM OF BILL OF SALE

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT C*

FORM OF DEED

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT D*

TITLE POLICY AFFIDAVITS

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT E*

FORM OF AFFIDAVIT OF NON-FOREIGN STATUS

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT F*

FORM OF POST-CLOSING CONFIDENTIALITY AGREEMENT

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT G*

FORM OF JOINT DEFENSE AGREEMENT

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT H*

FORM OF RECEIPT

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT I*

FORM OF ESCROW AGREEMENT

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT J*

FORM OF LETTER OF CREDIT

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT K*

MISO TRANSITION AGREEMENT

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

EXHIBIT L*

ACCOUNTING MATTERS

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.

SCHEDULES*

*Omitted pursuant to Item 601(b)(2) of Regulation S-K.